76


05007804

82- SUBMISSIONS FACING SHEET

Follow Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME  Metropolitan Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

FILE NO. 82- 34755 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/12/05

ARLS
12-31-04

2004

METROPOLITAN ANNUAL REPORT

METROPOLITAN BUSINESS CONCEPT

THE OVERALL IDEA BEHIND
METROPOLITAN'S BUSINESS IS SIMPLE:

Insuring people's wealth and health

OUR MISSION

TO GROW THE WEALTH AND SUPPORT THE
HEALTH OF PEOPLE BY PROVIDING THEM
WITH SPECIALISED MEDIUM TO LONG-TERM
INSURANCE AND INVESTMENT SOLUTIONS

2004

OUR AIM

TO BE A MARKET LEADER IN PROVIDING
INSURANCE AND INVESTMENT SOLUTIONS
TO PEOPLE IN LOWER INCOME GROUPS

TO BE AN IMPORTANT PROVIDER OF
INSURANCE AND INVESTMENT SOLUTIONS
TO PEOPLE IN MIDDLE INCOME GROUPS

CONTENTS



ANALYSIS OF CORE HEADLINE EARNINGS

	2004 Rm	2003 Rm
Corporate business	107	111
Operating profit	152	154
Tax	(45)	(43)
Retail business	263	207
Operating profit	374	283
Tax	(111)	(76)
International business	52	3
Operating profit	56	8
Tax	(4)	(5)
Metropolitan Health Group	46	20
Operating profit	67	24
Tax	(21)	(4)
Shareholders' equity	86	48
Holding company expenses	(46)	(34)
Investment income on total shareholder assets	214	123
Income tax on investment income	(82)	(41)
Core headline earnings	554	389
Total operating profit	649	469
Holding company expenses	(46)	(34)
Investment income on total shareholder assets	214	123
Total tax	(263)	(169)
Core headline earnings	554	389

EMBEDDED VALUE

	2004 Rm	2003 Rm
Adjusted net asset value	6 138	5 057
Net value of in-force business	2 915	2 493
Fully diluted embedded value	9 053	7 550
Fully diluted embedded value per share (cents)*	1 225	1 068
Fully diluted adjusted net asset value per share (cents)*	831	715

**After the capital reduction of 100 cents per share*

EMBEDDED VALUE ATTRIBUTABLE TO GROUP

	Net asset value Rm	Value of in-force Rm	2004 Total Rm	2003 Total Rm
Metropolitan Life Ltd	4 638	2 475	7 113	5 850
Metropolitan Odyssey Ltd	201	151	352	240
Metropolitan International Ltd	95	-	95	94
Metropolitan Namibia	206	148	354	274
Metropolitan Life of Botswana Ltd	70	45	115	100
Metropolitan Lesotho Ltd	165	96	261	7
Metropolitan Health Group	122	371	493	345
Methealth Namibia Administrators (Pty) Ltd	4	15	19	10
Asset management	62	140	202	193
Metropolitan Holdings (after consolidation adjustments)	585	(252)	333	774
Goodwill	(284)		(284)	(337)
Total embedded value	5 864	3 189	9 053	7 550
Adjustment to group excess	(360)			
Excess	5 504			

FUNDS RECEIVED FROM CLIENTS

	Gross inflow Rm	Gross outflow Rm	Net inflow 2004 Rm	Net inflow 2003 Rm
Retail business	4 482	(3 058)	1 424	1 433
Corporate business	2 379	(2 136)	243	182
International business	893	(491)	402	354
Life insurance cash flows	7 754	(5 685)	2 069	1 969
Health administration	5 639	(5 021)	618	403
Asset management	3 602	(4 142)	(540)	734
Total funds received from clients	16 995	(14 848)	2 147	3 106

CORE HEADLINE EARNINGS PER SHARE UP 49%

KAGISO PARTNERSHIP CONCLUDED AND IMPLEMENTED


4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
3 898
2 156
3 522
2 390
3 416
2 890
3 578
3 651
2001
2002
2003
2004
Indoor staff
Field staff

HEADCOUNT


Rm
50 000
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
29 492
33 826
32 397
36 670
44 134
6 285
8 011
7 128
8 613
9 429
2000
2001
2002
2003
2004
On balance sheet
Third party

ASSETS UNDER MANAGEMENT


Rm
1600
1400
1200
1000
800
600
400
200
0
930
938
1 078
1 132
1 564
2000
2001
2002
2003
2004

NEW BUSINESS APE


cents
60
55
50
45
40
35
30
25
20
15
10
5
0
31
35
38
43
52
'00
'01
'02
'03
'04

TOTAL DIVIDEND PER SHARE


cents
1 400
1 200
1 000
800
600
400
200
0
1 012
630
911
610
977
595
1 068
685
1 094
730
1 225
1 090
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Embedded value per share
Share price

EMBEDDED VALUE AND CLOSING SHARE PRICE (HALF YEARLY)


Corporate
(29%) 19%
Retail
(53%) 48%
International
(1%) 9%
Health
(5%) 8%
Shareholders
(12%) 16%

2004 represented by outside circle;
2003 on the inside, with figures in brackets

CONTRIBUTION TO CORE HEADLINE EARNINGS

RETURN ON EMBEDDED VALUE OF

29%

DIVIDEND PER SHARE UP

21%

TOTAL ASSETS UNDER MANAGEMENT EXCEED R50 BILLION

NET MANAGEMENT EXPENSES DOWN

3%

	Compound growth pa % (i)	2004 Rm (ii)	2003 Rm (ii)	2002 Rm (ii)	2001 Rm (ii)	2000 Rm (iiii)
Total assets under management	10.6	53 563	45 283	39 525	41 837	35 777
Total assets per balance sheet	10.6	44 134	36 670	32 397	33 826	29 492
Third party assets	10.7	9 429	8 613	7 128	8 011	6 285
Net funds received from clients	(0.1)	2 147	3 106	2 824	4 292	2 151
Policyholders' fund	8.4	35 612	30 231	26 600	27 048	25 763
Actuarial value of policy liabilities	12.6	35 612	29 570	25 857	26 200	22 181
Excess - insurance and investment business	(2.5)	5 359	4 695	4 088	4 739	5 917
Capital adequacy requirement (CAR)	7.1	1 563	1 640	1 726	1 397	1 190
CAR cover (times)	(8.9)	3.4	2.9	2.4	3.4	5.0
Inflow						
Premiums received	8.1	7 754	7 084	6 824	7 009	5 684
Recurring premiums	7.1	5 190	4 593	4 332	4 087	3 950
Single premiums	10.3	2 564	2 491	2 492	2 922	1 734
Investment return	6.9	6 646	4 271	(1 286)	3 331	5 099
Investment income	(1.4)	1 569	1 762	1 843	2 314	1 657
Capital appreciation/(depreciation)	10.2	5 077	2 509	(3 129)	1 017	3 442
	7.5	14 400	11 355	5 538	10 340	10 783
Outgo						
Payments to policyholders	12.8	5 685	5 115	4 921	4 500	3 507
Sales remuneration	13.3	747	579	477	409	454
Management expenses	4.7	901	931	862	894	751
Distribution costs	5.3	161	162	165	166	131
Administration expenses	4.5	740	769	697	728	620
Policyholders' tax paid	(16.3)	31	(19)	17	44	63
	11.4	7 364	6 606	6 277	5 847	4 775
Inflow less outgo - policyholders' fund	4.0	7 036	4 749	(739)	4 493	6 008
Income from insurance and insurance business		1 793	1 106	(281)	674	#
Income from administration business	53.7	106	65	62	43	19
Revenue	16.3	458	397	398	421	250
Administration expenses	11.1	(352)	(332)	(336)	(378)	(231)
Shareholders' tax paid	19.3	(350)	(272)	(25)	(198)	(173)
Earnings		1 677	996	(449)	470	#
Core headline earnings	(0.2)	554	389	360	379	559
Core headline earnings per share	3.2	89.07	59.66	53.81	52.49	78.56
R/US$ exchange at year-end	(7.1)	5.64	6.62	8.59	12.09	7.57
Average R/US$ exchange rate for the year	1.2	6.44	7.53	10.49	8.74	6.13

	Compound growth pa % (i)	2004 (ii)	2003 (ii)	2002 (ii)	2001 (iii)	2000 (iiii)
Dividend per share (cents) (iv)	13.8	52.00	43.00	38.00	35.00	31.00
Dividend cover						
(core headline earnings)		1.71	1.39	1.42	1.5	2.53
Total number of issued shares (million) (vii)		739	707	694	700	712
Share price at year-end (cents)	2.7	1 090	685	610	800	980
Market capitalisation (million)	3.7	8 055	4 843	4 233	5 600	6 978
Embedded value (million)	5.7	9 053	7 550	6 323	7 553	7 247
Embedded value per share (cents)	4.7	1 225	1 068	911	1 079	1 018
Return on embedded value (%) (v)		29.4	21.3	(11.3)	7.5	24.2
New business written (Rm)						
Recurring premiums	14.7	1 311	884	829	639	757
Retail business		762	608	505	484	564
Corporate business		448	178	213	155	193
International		101	98	111	§	§
Single premiums	9.9	2 527	2 484	2 492	2 991	1 734
Retail business		1 258	1 019	882	1 033	362
Corporate business		1 059	1 398	1 556	1 958	1 372
International		210	67	54	§	§
	11.4	3 838	3 368	3 321	3 630	2 491
Annual premium equivalent (viii)	13.9	1 564	1 132	1 078	938	930
Number of in-force policies:						
individual life		3.9	3.8	3.8	3.6	3.6
Number of employees	4.4	7 229	6 306	5 912	6 054	6 087
Indoor	(0.7)	3 578	3 416	3 522	3 898	3 681
Field	11.0	3 651	2 890	2 390	2 156	2 406
Consumer price index (vi)	7.8	134.9	131.9	122.0	105.4	100.0
CPI adjusted figures						
Premium income (Rm)	0.3	5 748	5 371	5 593	6 650	5 684
Core headline earnings per share (cents)	(4.3)	66.03	45.23	44.11	49.8	78.56
Dividend per share (cents)	5.6	38.55	32.60	31.15	33.21	31.00
Share price at year-end (cents)	(4.7)	808	519	500	759	980

(i) Over four years, based on rand amounts

(ii) Financial year ended 31 December (12 months)

(iii) Financial period ended 31 December (15 months annualised to 12 months)

(iv) Excluding a special last quarter dividend of 7.50 cents per share in 2000

(v) Growth in embedded value (before dividend and after increase in share capital) as a percentage of the embedded value at the beginning of the year

(vi) Consumer price index - metropolitan areas as disclosed by Statistics South Africa (average over reporting year); the 1999 base value was set at 100

(vii) 2003 and 2002 are net of 41 million treasury shares; 2001 net of 28 million treasury shares

(viii) APE represents recurring premiums plus 10% of single premiums

Information not comparable

§ Included in retail and corporate business as appropriate



PETER DOYLE
Group chief executive

ABEL SITHOLE
Corporate business

METROPOLITAN EMPLOYEE BENEFITS
All aspects of retirement fund business, including
- investment
- risk management
- administration
- actuarial consulting

METROPOLITAN ASSET MANAGERS
All aspects of asset management, including
- asset management for retirement funds
- unit trust management
- property management and administration

on behalf of all businesses within the group and third parties

DEREK PRAD
Retail business

METROPOLITAN LIFE
Development, distribution and administration of individual life investment and risk products, targeting the lower and middle income markets

ODYSSEY FROM METROPOLITAN
Development, distribution and administration of individual life investment and risk products, targeting the middle and upper income markets

METROPOLITAN DIRECT
Use of alternate channels such as
- direct mail and
- telemarketing

for the distribution (currently outsourced to DirectFin Solutions) of packaged financial services products, sourced on a group-wide basis

CUSTOMER MANAGEMENT
- Customer services
- Administration

JUSTIN VAN DEN HOVEN
International business

METROPOLITAN INTERNATIONAL
Widening the geographic spread of the group by opening up new markets, particularly in Africa, but also elsewhere in the developing world.

Existing businesses
- Metropolitan Namibia
- Metropolitan Botswana
- Metropolitan Lesotho

BLUM KHAN
Health business

METROPOLITAN HEALTH GROUP
Provision of
- medical aid administration services
- health risk management strategies
- managed healthcare - Qualsa
- administration system franchising to both corporate and retail healthcare schemes

GROUP SUPPORT SERVICES
- Group actuarial
- Group empowerment and corporate affairs
- Group finance & HR services
- Group legal services
- Group risk management
- Group technology & strategy



WE SIT SO THAT OUR MINDS MAY
BECOME QUIET AND STILL
FROM HERE WE REFLECT
ON THINGS PAST
AND THINGS TO COME



"2004 WAS AN EXCITING YEAR FOR METROPOLITAN. A NUMBER OF SUCCESSES WERE RECORDED ON THE BUSINESS PERFORMANCE FRONT, WITH THE SUCCESSFUL CONCLUSION OF THE METROPOLITAN-KAGISO TRUST INVESTMENT (KTI) STRATEGIC BUSINESS PARTNERSHIP BEING THE HIGHLIGHT OF THE YEAR."

Not only does this deal mean that Metropolitan has met the black equity ownership target required by the Financial Sector Charter (FSC), but it is also a reflection of our ongoing commitment to the empowerment journey that we embarked upon more than a decade ago. My appointment to the Metropolitan board is humbling and challenging at the same time. I am accepting the chairmanship of one of the most respected financial services players in our country with humility and fully conscious of the challenges that lie ahead.

On behalf of the board I would like to extend my thanks to outgoing chairman and retiring director, Gloria Tomatoe Serobe, during whose chairmanship Metropolitan achieved a remarkable operational turnaround and concluded the highly acclaimed empowerment transaction with KTI.

The Metropolitan-Kagiso empowerment transaction is unique in many respects. Firstly, Kagiso Trust, which owns more than 55 percent of KTI, is a leading non-governmental organisation (NGO) devoted to the development of disadvantaged communities in South Africa. The trust finances and manages grassroots projects aimed at empowering especially women, young people and the disabled. It is one of South Africa's most respected and effective NGOs, with a proud history dating back to the struggle, when it served as a conduit for funds from foreign donors to assist victims of apartheid.

On the other hand, Metropolitan has a long history of doing business in the black community, which is a sector of society with which KTI is also closely aligned. Extending beyond ownership and control, our efforts to meet the transformation challenges of the FSC are well entrenched across the full spectrum of our business activities. However, the synergistic nature of our strategic alliance with KTI will enable us to accelerate and expand our initiatives in several of the other equally critical areas of empowerment.

Because broad-based black economic empowerment (BEE) is the driving force behind the Metropolitan-Kagiso partnership, it differs from other deals at the level of ownership and control as much as it does in other respects. As our largest single shareholder, and the only shareholder with a strategic stake in the group, we want KTI intimately involved in our business at both planning and implementation stage. Regular attendance at strategic and operational forums is the norm for KTI representatives to facilitate their active participation in group and individual business decision-making.

The term 'self-enrichment' that is unfortunately synonymous with BEE in South Africa doesn't exist in our model of empowerment. Empowerment is a social need; it's not a choice; South Africa is compelled by circumstances to embark on this journey. To ignore this reality is to tread dangerously.

On the other side of the coin, we shouldn't confuse entrepreneurship with enrichment. We mustn't stifle entrepreneurship by making it look like self-enrichment. Enrichment is a process whereby a few people want to hog for themselves the riches of the country without allowing others to participate.

Political power without economic transformation aimed at making sure that the black majority also benefit, will not be good for South Africa in the long run. To some extent we are already seeing signs that reflect frustration among the disadvantaged communities of our society. The creation of a small black elite is not a sustainable solution to the challenges we are facing; empowerment initiatives must filter down to the masses.

Reports that overseas companies do not understand the concept of BEE are worrisome. It must be stressed that empowerment promotes the sharing of the country's wealth, including its intellectual capital, with those sectors of the population that were previously marginalised. Amongst other things, it's about the transfer of knowledge and skills and hence decision-making capacity. I am pleased to report that Metropolitan embarked upon the journey of capacity building many years ago. As a group we continue to devote considerable time and money, effort and energy to developing our people, black and white, so that they are able to achieve to the best of their ability. We are constantly striving to create new opportunities for staff to participate to the full in the successful running of our business, and have reached a stage where black professionals are contributing on an equal footing at all levels of the organisation.

White professionals have no need to feel threatened by this; South Africa needs both black and white professionals, working side by side, complementing each other. To ensure stability and prosperity, all South African companies should embrace a similar approach.

As a group, Metropolitan stands to benefit immensely from the emergence and rapid growth of the black middle class. Over the past few years, the increase in the number of people, predominantly black, from the low-income group who have achieved middle-income status has been dramatic. The level of sophistication of the black market has risen as quickly as its numbers have swelled. Now it is up to us, with our intimate knowledge of and wealth of experience in this market, to develop products and services tailored to its specific requirements. Provided we are able to devise innovative solutions to the problems of affordability and accessibility in the process, the likelihood of our achieving even greater penetration of a market where we are already the dominant player is great.

It is with regret that I report the resignations of Irene Charnley and Sandile Zungu from the board of Metropolitan due to increased executive commitments. Irene contributed a great deal to the successful conclusion of the Kagiso-Metropolitan transaction and her expertise in the areas of human resources and empowerment will be sorely missed as will Sandile's wide-ranging business experience.

With the direct ownership aspect of Metropolitan's transformation already adding value for stakeholders, we are continuing to explore other ways of speeding up our transition process so that shareholders, staff, customers and the community alike derive ever greater benefit. It is our stated intention to consolidate the gains made during South Africa's first decade of democracy at both a national and a corporate level, and to apply the maximum multiplier effect.

Metropolitan's executive management team is very aware of the challenges of the new South Africa and have, I believe, proved their willingness and ability to embrace change and turn diversity to the advantage of all. As a board we will continue to support them in their efforts to enhance stakeholder value and wish them well for the new financial year.



ERIC MOLOBI | *Group chairman*



"OVER AND ABOVE EXCELLENT **GROWTH** IN REVENUE AND PROFITS ACROSS VIRTUALLY ALL OUR BUSINESSES, THE HIGHLIGHT OF 2004 WAS UNDOUBTEDLY THE SUCCESSFUL CONCLUSION OF OUR STRATEGIC ALLIANCE WITH KTI. BOTH PARTIES HAVE ALREADY DERIVED CONSIDERABLE FINANCIAL BENEFIT FROM THIS BUSINESS PARTNERSHIP AND ARE CONFIDENT THAT FUTURE VALUE ADD WILL BE INCREMENTAL."

In my 2003 overview I said that Metropolitan was "exceptionally well positioned for further growth" thanks to our strategic focus on key markets, and our clearly demonstrated turnaround in profitability.

I am therefore pleased to report that in 2004 we again delivered excellent growth in both revenue and profits across virtually all our businesses. Our stakeholders will benefit from this significantly improved performance, particularly in terms of new business growth, new business profit margins, reduced unit costs and operating profits in both our retail and health businesses.

Our recent share price performance and the relative narrowing of the discount to embedded value reflects increasing market confidence that our strategy and performance levels are sustainable.

We remain focused on being the best-positioned financial services player in the key emerging markets in Southern Africa. We believe that our size is now optimal to operate cost-effectively and profitably in these markets.

Three major themes are currently driving the local life insurance industry towards consolidation. These are the utilisation of excess capital, the lack of revenue growth caused by stagnation in the traditional upper income markets and the demand for reduced costs of product delivery.

We have approached these issues as follows:

CAPITAL

We announced a capital reduction in December last year that returned capital not required for sound business reasons to shareholders. Our ongoing focus is to ensure that capital continues to be optimally deployed, delivering a very competitive return on investment to our shareholders.

GROWTH

We have long positioned ourselves in what we believe are the key growth markets not only locally but also internationally. Our target markets are expanding, in terms of both the numbers of people and their levels of disposable income. Our clients have also benefited from lower inflation, interest rates have dropped and growth in employment is starting to pick up. Consequently we continue to see greater scope for organic growth in our business.

COSTS

This is the third straight year in which cost reduction has been a major focus of our group. In absolute terms our life administration expenses have increased by only 0.3% per year compared to 2001, and reduced by 6.9% in inflation adjusted terms. In contrast to our major competitors, who have also announced cost reduction programmes, our underlying businesses have grown strongly in both revenue and volume over the past three years and we have therefore seen significant improvements in unit costs. Our annual life administration cost per policy remains one of the lowest in the industry. Both Metropolitan Employee Benefits and MHG can demonstrate that they are among the lowest cost administrators in South Africa.

Ultimately consolidation is being driven by a lack of growth or by business models that are not sustainable in this rapidly changing environment. In 2003 our board embarked on a strategic investigation into this unfolding scenario, carefully examining all the most likely combinations of business in the industry and discussing several opportunities in detail. The unanimous conclusions reached by the board were:

> We are exceptionally well positioned in key growth markets.
> We have a strong brand and very strong distribution capabilities in those markets.
> We needed to improve our new business margins and reduce our unit costs.
> We would look at acquisitions or disposals that strengthened our strategic position and profitability, or both. We have already demonstrated our ability to make profitable investments in businesses, eg CU Life, Protea Life, our various health businesses, Metropolitan Botswana and, more recently, Channel Life Namibia.
> We would take full advantage of the distractions in the marketplace caused by other mergers.
> Any proposals put before the board would be considered on merit and in relation to the positive business prospects for our business.

Apart from a rather frenzied approach to consolidation, the important client and market related issues facing the industry at present, and our responses to them, are:

> Risk-only products are gaining in popularity as pressure on insurance-based investment products mounts in the current low-inflation environment. In this regard, our ability to innovate continues to give us a competitive edge.
> State-driven consumer protection interventions will intensify in 2005. Given that we place as much emphasis on protecting as we do on growing the wealth of our customers, we identify with the intent of all such regulations and will continue to act upon them.
> Improved access to financial services for the lowest income earners, as required in terms of the Financial Sector Charter, is likely to become a burning issue in the months and years ahead. Again here we feel that our business is particularly well positioned to contribute and benefit from this focus.
> Distribution remains the key competitive arena for our industry and here our focus is on improving the productivity of our field staff, ensuring that existing distribution channels are well aligned with the needs of the marketplace and developing alliances to extend the range and scope of our distribution.
> From a retail policyholder perspective, there are also industry issues relating to costs and benefit expectations (illustrative maturity values) that we, together with our peers, are addressing as a matter of urgency.
> The relative returns achieved by Metropolitan Asset Managers were not competitive despite good results in absolute terms. We are acutely aware of the serious nature of the problem and the need for far-reaching remedial action, including a restructuring of our leadership team which is ongoing.
> The overall employee benefits market did not grow in 2004. However, at Metropolitan Employee Benefits the exact opposite was true. Their relative new business performance and contribution to our value of new business was outstanding: they secured the number one position in the industry in terms of growth in market share, and have proved that they can secure schemes of significant size.
> MHG is very well positioned to capitalise on new developments in the health market, such as the implementation of the single medical scheme for civil servants. This

is after Metropolitan Health Group (MHG) improved its fortunes in 2004, more than doubling its contribution to operating profit in the process. Prospects for 2005 are looking even brighter thanks to a substantial increase in the number of principal members under administration via Polmed, the medical aid scheme for members of the SA Police Services, the contract for which was secured with effect from 1 January this year.

- Our growth into Africa has been slow, but steady and profitable. Strong contributions to operating profits were secured from all our Southern African businesses in 2004. We are currently evaluating our growth strategy due to the slow rate of expansion. At the same time as we are winding down our health business in Kenya, we are continuing to explore retail opportunities there as well as elsewhere in East Africa.

Finally, there are three factors that have contributed, and will continue to contribute, to the greatly improved competitive position of the group that are worthy of mention.

- The highlight of 2004 was undoubtedly our new strategic partnership with Kagiso Trust Investments (KTI). To date our relationship with them has added considerable value to our business activities and we are looking forward to deriving even greater benefit in the future. We are confident that they will be of immense assistance to us in our drive to implement improved public sector key account management strategies, at national, provincial and local government level in particular. Their close ties with various trade unions will undoubtedly help us to build new and strengthen existing relationships in this all-important arena, and there are also many instances where they will be able to help us capitalise on cross-selling opportunities in the private sector.
- While Metropolitan Retail was still the leading contributor to the earnings of the group, for the first time MHG and not Metropolitan Employee Benefits played the major supporting role, demonstrating very clearly the importance of diversification via independent income streams.
- Our core competencies remained the axis around which all our operations revolved but we continued to explore ways of offering more of our existing products and services to current clients, and to look for ways of offering the same products and services in new markets and/or to new clients.

In conclusion, I would like to stress the part played by management and staff in delivering on the promises we made to our various stakeholders. Without the commitment and dedication of our board and all of our people, we could not have achieved what we set out to do this past year. Thanks to their ongoing support, stakeholders can look ahead to 2005 with confidence.



PETER DOYLE | *Group chief executive*



"EFFECTIVE COST MANAGEMENT - BOTH COST CUTTING AND COST CONTAINMENT - WAS ONE OF THE MAIN REASONS WHY WE WERE ABLE TO ACHIEVE ALL OF OUR SHAREHOLDER-ALIGNED **PERFORMANCE** OBJECTIVES IN 2004. FURTHER REDUCTIONS WILL ONLY BE ATTAINABLE THROUGH PROCESS RE-ENGINEERING, AND EXTRA EXPENDITURE WILL INEVITABLY BE INCURRED IN THE PURSUIT OF ADDITIONAL GROWTH. ONGOING DECREASES IN UNIT COSTS WILL, HOWEVER, REMAIN AT THE TOP OF OUR CORPORATE AGENDA."

OVERVIEW

The year under review saw South African consumers benefiting from an economy that was characterised by lower inflation and interest rates.

This buoyancy impacted positively on the markets in which Metropolitan operates and is borne out by the significant progress made by the different businesses across the group. The strong rand, however, impacted negatively on certain manufacturing industries and although the influence on financial services was less severe, job losses could have an impact going forward, especially on the corporate business which is highly dependent on improved employment levels in the formal sector which are currently rising.

For more detail on the operational performance of the businesses, shareholders are referred to the individual reviews - retail p 18, corporate p 23, health p 29 and international p 26.

At the end of 2003 the Metropolitan board and management set itself clear performance objectives aligned to shareholders' interests. I believe this was a first in terms of disclosure for the industry, if not the country, and am particularly pleased to report that all the objectives were met, some with even better results than anticipated.

PERFORMANCE OBJECTIVES ALIGNED TO SHAREHOLDERS' INTERESTS

OBJECTIVE	TARGET - 2004	ACTUAL
GROWTH IN VALUE OF IN-FORCE	+11.75%	+17%
GROWTH IN EARNINGS (CHEPS)	+12%	+49%
RETAIL NB PROFIT MARGIN	12.5%	15.2%
EB NB PROFITS	R45M	R54M
CUSTOMERS	VARIOUS	✓
PEOPLE & EMPOWERMENT	VARIOUS	✓

GROUP FINANCE DIRECTOR'S REPORT

OBJECTIVE	TARGET – 2005	WEIGHTING
GROWTH IN VALUE OF IN-FORCE	RDR+5%	20%
GROWTH IN EARNINGS (CHEPS)	12%	20%
VALUE OF NB	R225M	30%
MARKETS/CUSTOMERS	VARIOUS	10%
PEOPLE & EMPOWERMENT	VARIOUS	20%

CORPORATE ACTIVITY

Metropolitan engaged in a number of corporate activities during 2004, all of which were aimed at enhancing shareholder value.

Share buy-back

Metropolitan Holdings Limited repurchased and cancelled 36 million ordinary shares at a cost of R240 million under the specific buy-back authority obtained during 2003. In addition, 7 million shares were repurchased through the open market and cancelled at a cost of R55 million.

The repurchase of these shares was for the benefit of all shareholders as it reduced the dilutory impact of the BEE transaction, which came into effect on 1 October 2004.

Odd-lot offer

An offer was made to all shareholders who held less than 100 Metropolitan shares to sell their odd-lot holdings to the company at the offer price of R7.64 plus a premium of 5%, to increase their odd-lot holdings to 100 shares at the offer price, or to retain their odd-lot holdings. This offer resulted in 73 114 shares being bought back at a cost of R587 328 and cancelled while the number of shareholders reduced from 27 973 to 10 699, contributing to administration savings.

Capital reduction

A capital reduction of 100 cents per share resulted in the company's share premium being decreased by R780 million. The process to establish optimum capital levels for Metropolitan, taking into account that it comprises a number of growing businesses, is ongoing and this reduction should be seen as another step in the process of capital management within the group.

This exercise, which was welcomed by the market, was one of the major achievements of 2004 and contributed to the ongoing re-rating of the share price.

BEE transaction

In June 2004 Metropolitan entered into a strategic partnership with prominent empowerment group, Kagiso Trust Investments (KTI). This transaction came into effect on 1 October 2004.

The funding structure, which received wide acclaim for its simplicity, meant that:

- Metropolitan issued five-year convertible preference shares worth R540 million to KTI
- It is a fully funded transaction as KTI has invested R30 million in cash plus financing of R510 million, provided by a consortium of banks on commercial terms
- KTI enjoys full economic and voting rights in respect of the preference shares
- These shares are convertible into ordinary shares in Metropolitan on a one-for-one basis in years four and five
- KTI receives a preferential half-yearly dividend which can increase based on pre-determined quantitative and qualitative performance measures

The initial benefits from this partnership are reflected in the latest financial results and management believes that Metropolitan will grow even faster going forward thanks to the synergistic nature of the alliance.

GROUP EXCESS – TOP 10 EQUITY HOLDINGS

	2004		2003	
	RM	%	RM	%
MTN Group Ltd	330	10.1	458	16.3
Anglo American PLC	103	3.1	104	3.7
Standard Bank Group Ltd	97	3.0	72	2.6
FirstRand Ltd	72	2.2	52	1.8
SABMiller Plc	69	2.1	45	1.6
Billiton Plc	67	2.1	77	2.7
Remgro Ltd	66	2.0	48	1.7
Sasol Ltd	59	1.8	52	1.8
Sanlam Ltd	50	1.5	*	*
Naspers N-ord Ltd	48	1.5	*	*
Johnnic Holdings Ltd	*	*	66	2.3
Impala Platinum Hldgs Ltd	*	*	42	1.5
	961	29.4	1 016	36.1
Collective investments	1 007	30.8	853	30.3
	1 968	60.2	1 869	66.3
Total equities backing excess	3 270	100.0	2 818	100.0

** Not included in top 10 holdings for year*

Cost containment

Management set itself a challenging target of a zero % increase in management expenses for FY04. Despite substantial growth within the different businesses, this target was exceeded by R30 million and in real terms, costs are now at the same level they were in 2000.

Following on from this effort, additional cost savings will have to be achieved through process re-engineering. An increase in the total budget is currently inevitable in order to accommodate business expansion, for which an amount of R54 million has been budgeted. The budget for "business as usual" life administration expenses has been increased by 1%, bringing the total increase to 7%. Further reductions in unit costs remain a priority.

Fully diluted core headline earnings per share

Core headline earnings per share increased by 44% from 56 cents to 80 cents. The weighted average number of shares in issue for 2004 was 696 million compared to 699 million for 2003, taking into account the preference shares issued, the shares issued in terms of both staff share schemes as well as treasury shares purchased.

Management believes that the fully diluted figure is the most appropriate, as it is the intention of all the parties that the preference shares be converted into ordinary shares in due course.

Dividends

Our approved dividend policy (consistent with prior years) is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

A total dividend of 52 cents per share has been declared for 2004, giving a dividend cover of 1.7 times based on core headline earnings per share.

Embedded value

Embedded value comprises the adjusted net asset value of the group (NAV) plus the value of the insurance business on its books (value of in-force business or VOIF) at the year-end.

The embedded value of life insurance new business grew to R205 million from R103 million in 2003.

To calculate NAV, add investment returns, the CU release and increased profits to assets and subtract the capital reduction and dividends paid.

VOIF was impacted by new business variances, lower costs, an increased number of policies, improved assumptions, the change in the risk discount rate, automatic inflation management (AIM) and reduced lapse rates.

The issuing of preference shares at below embedded value had a dilutory effect, reduced by buy-backs.

The fully diluted embedded value per share increased from 1 068 cents in 2003 to 1 225 cents despite the payment of ordinary dividends, the issue of preference shares and a capital reduction of 100 cents per share.

Return on embedded value

Return on embedded value is the fundamental measure of performance in a life insurance group. The total embedded value profit from all the businesses in the group is taken into account. The return on embedded value for 2004 amounted to 29% compared to 21% in 2003.

Businesses are set various individual targets for the economic value-add that they generate, which is calculated after making a risk-adjusted charge to each business for the capital used in its operations.

Statutory capital requirements

At R5.5 billion, the excess of on-balance sheet assets over total liabilities once again demonstrates that the group is in an extremely sound financial position despite a capital reduction of R780 million during the year.

We acknowledge that more work needs to be done to determine the optimum funding levels for the group.

Profitability of new business

Metropolitan retail's new business profit margin has been under pressure since 2001, mainly as a result of the restrictions that government placed on employee payroll stop order deductions at that time.

Management responded quickly and since the introduction of the necessary changes to accommodate the new environment, there has been a steady improvement. We informed the market at the beginning of 2004 that a target of 12.5% had been set for retail's new business profit margin for the 2004 financial year.

I am delighted to report that this target was comfortably met and retail posted a profit margin of 15.2% for new business written during 2004.

We have already informed the market, but I would like to reiterate that, going forward, our emphasis will not be on the actual profit margin, but rather on the absolute value of new business written for all our insurance operations.

International Financial Reporting Standards (IFRS)

The group is in the process of converting to IFRS and will be fully compliant when reporting on the 2005 results as required by the JSE Securities Exchange South Africa (JSE). Please refer to the directors' report on p 60 for more detail.

Any significant changes to the reported financial results will be communicated to the market as soon as possible.

INVESTOR RELATIONS

Management and the board place great emphasis on communications with shareholders and other members of the investment community, including the media, to ensure that all parties are appropriately informed about the group's activities and the market's perceptions of the group.



TYRREL MURRAY
General manager finance and investor relations,
Cape Town

Investor relations activities include:

Quarterly updates

Quarterly updates on the operational progress of the different businesses in the group were published during the year. This communication enables management to guide the market in terms of targets set as well as market forces and special events that may arise which impact on the group's operations.

Analyst reports

The group's activities are covered by 11 sell-side analysts who regularly publish reports that inform the market about their research and forecasts. Regular feedback is given to analysts on their reports to ensure that opinions are based on correct information.

Shareholder interaction

During 2004 management visited shareholders in Europe, the UK and the USA. The group's foreign shareholding has increased from about 2.6% to the current 6% since the launch of its formal investor relations programme in 2001.

Improved disclosure and ongoing pro-active communication with investment analysts and fund managers has given them having a much better understanding of the group's business, which has helped to narrow the discount of the share price to embedded value.

Conferences

The group chief executive, other executive directors and members of the investor relations team attended the Merrill Lynch conference in March. The head of corporate business, Abel Sithole, represented the group at the UBS conference and did a presentation on the group's views on capital management.

Awards

Internationally acclaimed investor relations publication, Investor Relations Magazine, nominated Metropolitan's IR programme as a finalist in the category, Best overall IR programme and Tyrrel Murray as a finalist in the category for best IR practitioner.

Market perception

The group appreciates the market's recognition of its investor relations function and has set itself challenging goals to keep pace with international best practice.

PRESTON SPECKMANN | *Group finance director*



EACH INDIVIDUAL
DIFFERENT IN ITS OWN WAY
YET WITH COMMON
PURPOSE
ON ITS OWN COMPLETE
TOGETHER A WHOLE



DEREK PEAD
Chief executive, retail

"PROFITS ARE OF PARAMOUNT IMPORTANCE, BUT THE FACT THAT WE ARE AS PASSIONATE ABOUT PROTECTING AND GROWING THE WEALTH OF OUR POLICYHOLDERS AS WE ARE ABOUT PROTECTING AND GROWING THE WEALTH OF OUR SHAREHOLDERS MAKES US STAND OUT FROM OTHER RETAIL LIFE INSURANCE OPERATIONS."

EXECUTIVE COMMITTEE
Derek Pead
Eddie Arpesella
Jacques Coetzer
Caroline Engelke
Dumi Matiwane
Phillip Matlakala
Mike McDougall
Andy Pitter
Lynn Witten

MARKET AND PERFORMANCE OVERVIEW

Low income market

- Individual life insurance products continue to be sold and not bought in the lower and lower-middle income markets that are Metropolitan Life's key areas of focus. The fact that Metropolitan's customer footprint is large - in terms of infrastructure and people - gives it an edge in its selected market segments.
- The financial needs of consumers centre around risk and basic savings products, especially policies providing funeral cover and catering for credit life requirements and the educational needs of children. Metropolitan Life's dominant position is underpinned by its expertise and wealth of experience in developing products of this nature and this has enabled it to withstand the presence of growing numbers of challengers in its market space.
- When it comes to product selection, brand, and the values that the brand represents, remain key factors in the decision-making process. This stands Metropolitan Life in good stead as the latest research shows the Metropolitan brand retaining its well-known, well-liked and well-respected status.
- For financial service providers, there is also a lot of competition from non-traditional sources such as retailers. It would appear that Metropolitan's proud history of commitment to the community and the group's ongoing involvement in community affairs remains a highly effective means of countering this.

Middle income market

- In sharp contrast, at the top end of the middle income and bottom end of the upper income market, which is where Odyssey from Metropolitan operates, consumer expectations have escalated in line with rapidly rising levels of awareness and knowledge. Consequently, it is becoming increasingly difficult to write business without competitive products, prices and performance. From the outset, the response to Odyssey's innovative range of investment plans was positive, with the major players soon following in the footsteps of a minor (if only in terms of size).
- Although Discovery Life is generally regarded as having been the first in the industry to introduce a range of risk-only products, Odyssey's LifePlan, an annually renewable term insurance product, was in fact a precursor as it, too, ignored the universal life concept. It is Odyssey's intention to review and re-rate its risk-only offering in 2005 with a view to reclaiming its place amongst the leaders in this highly competitive market place where price is usually the determining factor.
- The implementation of the Financial Advisory and Intermediary Services Act (FAIS) has made a comprehensive review of purely broker-driven distribution strategies, such as Odyssey's, essential.
- The latter has opted to expand its capacity through a major diversification drive. To date this has entailed the incorporation of four external independent broker networks (no exclusivity contracts) and the creation of three new internal distribution units employing tied agents - personal financial planning, investment consulting and wholesale marketing, including white labelling. Business development consultants servicing the traditional broking fraternity still have a vitally

RETAIL BUSINESS PERFORMANCE OVERVIEW

	2004 RM	2003 RM	% CHANGE
NET PREMIUM INCOME	4 482	3 900	14.9
NET RECURRING PREMIUM INCOME	3 224	2 881	11.9
SINGLE PREMIUM INCOME	1 258	1 019	23.5
PAYMENTS TO POLICYHOLDERS	3 058	2 467	24.0
OPERATING PROFIT NET OF TAX	263	207	27.1
PROFIT MARGIN ON NEW BUSINESS	15.2	8.2	85.4

important role to play, with 2005 having been identified as a year for consolidating the considerable gains made in this arena over the past few years.

Both markets

- In the current environment of low inflation, high administration and distribution costs are creating serious problems for the industry. These include the payment of upfront commission to intermediaries, in conjunction with the non performance related asset management fees being charged. The situation is being exacerbated by the ongoing failure to deliver on the illustrative maturity values quoted to clients at the time of purchase in terms of the industry's benefits illustration agreement.
- Cost management remains a key area of focus right across Metropolitan's retail operations, with an equally strong emphasis on cost cutting and cost containment. Although the new control measures are bearing fruit, they are to be intensified in 2005 in a concerted effort to drive costs down still further. New products aimed specifically at addressing the issue of costs are also in the pipeline.
- Performance problems at Metropolitan Asset Managers, which have resulted in unsatisfactory investment returns, are being addressed as a matter of urgency. However, it should be borne in mind that the negative impact is most severe in the case of older generation business. The new generation investment products being sold by Odyssey are market linked, and the asset management has in most instances been outsourced.

PERFORMANCE HIGHLIGHTS

Retail's strategy of focusing on the fundamentals, dubbed back to basics, was responsible for further revenue growth and unit cost reductions in 2004. Both sets of targets were met.

The integration of the back offices of Metropolitan Life and Odyssey was successfully completed; the synergies that were achieved across the operational spectrum included economies of scale. The product development and new business teams, however, continue to function independently.

On target

- New recurring premium income was 25% up from R608 million to R762 million.
- From intermediary driven sources it increased 20%.
- At R1 258 million, single premium income was 23% higher (2003: R1 019 million).
- The new business annual premium equivalent (new recurring premiums plus 10% of single premiums) rose 25% from R710 million to R888 million.
- The new business profit margin increased from 8.2% to 15.2%.
- The embedded value of new business was 133% higher at R135 million (2004: R58 million).
- Issue costs per South African ordinary business policy decreased by 7%.
- Renewal costs per South African ordinary business policy increased by 2% due to the Lesotho transfer.
- Life administration costs decreased by 3%.

On track

- The average number of policies written per day by Metropolitan Life and Odyssey grew by 16% from 907 to 1 049.
- The average monthly recurring premium per Metropolitan Life ordinary business policy increased by 13% from R195 to R220, and per Odyssey policy by 9% from R460 to R500.
- Lapses at inception for ordinary business reduced from 18% to 13%.
- An increased focus on conservation throughout retail, including the establishment of a dedicated conservation function, reduced the three-month lapse rate from 30% to 22%.
- At R2 288 million, the value of in-force business was 15% up on 2003's R1 993 million.
- Repeat business increased above the 2003 levels:
  - growth of 16% in annualised recurring premium income of R79.7 million compared to R68.5 million.
  - a 58% increase in single premium reinvestments from R60 million to R95 million through securing the reinvestment of 20% of death and maturity claims in excess of R50 000.
- A 27% improvement in data on record for existing customers has been achieved now that contact details are being checked at every customer interaction.
- Leads were generated from 10% of customer interactions, 16% of which were successfully converted into repeat business.

Delighting customers

- Retail achieved its highest customer satisfaction rating ever - 87% - in an independent survey conducted by Research International in 2004.
- In June 2004 retail's call centre was rated the best in the long-term insurance industry by The Orange Index, also an independent rating agency.
- A 5% increase in the number of consultants went hand in hand with a 17% increase in the number of contacts per consultant.
- On average, consultants spent 20% more time on the telephone with customers pursuing retention and repeat business opportunities.


%
16
14
12
10
8
6
4
2
0
-2
-4
2002
2003
2004

IMPROVEMENT IN RETAIL PROFIT MARGIN


%
50
45
40
35
30
25
20
15
10
5
0
2003
2004
Direct writers
General intermediary channel (MPI)
Group schemes
Direct marketing
Odyssey brokers
Metropolitan International

INDIVIDUAL LIFE DISTRIBUTION CHANNELS
Annual premium equivalent (APE)

LOOKING AT 2005 - GETTING THE BASICS RIGHT

Overall

- While getting the basics right will remain the critical success factor for retail, all productivity and profitability targets for 2005 have been stepped up, coming off a flat management (ie non-variable or non-sales related) expense base.
- There will also be an unwavering focus on return on investment across all the businesses: the key will be to ensure that the amount of effort expended and the amount of profit generated are directly comparable at all times. Analytical models have been developed to facilitate instant identification of and intervention to eliminate both less and non-profitable activities.
- Key account management will rank as high on the list of priorities as the rigorous activity management outlined above.
- All the businesses will be focused on deriving maximum business benefit from accurate and up-to-date management information.
- The recommendations of the retail enhancement initiative, which has administrative and sales process improvements as its central focus, will be phased in across the businesses in 2005. Efficiency and cost-effectiveness should improve immediately.
- Given that the levels of disposable income and number of earners in the lower and middle income categories are increasing, retail is confident that there is significant upside still to be extracted from its specific market focus. With Metropolitan being widely recognised as a truly South African company, deeply entrenched in the communities in which it operates, the rapport between intermediaries and consumers is strong and the interaction between them, frequently in a local language, empathetic.
- To maintain the current high levels of brand awareness and loyalty, a concerted effort will be made to raise the profile of the Metropolitan brand through optimum utilisation of advertising and promotional opportunities, particularly at regional level.
- A major drive will also be launched to ensure that the retail businesses derive maximum benefit from Metropolitan's partnership with KTI. On several occasions in 2004, this strategic alliance opened doors to new business opportunities in the public and private sectors, as well as giving entrée to parastatals and NGOs.
- With Metropolitan being one of the few players unaffected by recent consolidation in the industry, the retail businesses have both the desire and the determination, as well as the capacity and the ability,

to capitalise on the hiatus that has resulted from the withdrawal of competitors.

- FAIS is now fully operationalised, with ongoing training planned and budgeted for. Retail remains fully supportive of the aims and objectives of the act.

Channel specific

- Odyssey will continue to capitalise on its flexibility as a comparatively small player; being quick and agile is a significant advantage in a rapidly changing broker marketplace.
- The reduced costs resulting from the restructuring of the direct marketing distribution channel in 2004 were offset by a drop in production. However, production picked up in the last quarter of the year and continued growth is expected in 2005.
- Thanks to the group schemes renewal project, which now enjoys business as usual status due to its having delivered on fourteen critical success factors, a solid foundation for growth in 2005, and into the future, has been laid.
- Group schemes will be focusing on internal growth - doubling the number of intermediaries in its employ - in order to retain its dominance of the entry level market through increased distribution capacity.
- Although the personal productivity levels of Metropolitan Life's direct writers and preferred intermediaries have improved, they are not as high as they should be; remedial action will intensify in 2005.
- Disciplinary interventions will also be stepped up in the group schemes area with a view to entrenching the performance culture that has been established there.
- With the majority of retail's manpower targets having been achieved and the emphasis now on improving the delivery of the intermediaries in its employ, the rate at which employee numbers have been growing will level off across the businesses.
- Thanks to improved recruitment and remuneration, as well as the wealth of training opportunities available to recruits, the turnover of sales staff dropped from 55% in 2003 to 12% in 2004.
- A renewed emphasis on product development will see several innovative products being launched during 2005/2006, including the new generation risk product referred to above, a new generation endowment product with low-end applicability and appeal and an entry-level retirement annuity. To date the potential for writing investment business in the latter market has largely been underestimated.
- Greater use will be made of cross-selling opportunities between the various retail businesses.
- Metropolitan Life will continue to develop new debit order arrangements with banks in order to counter the


%
20
18
16
14
12
10
8
6
TARGET
S O N D J F M A M J J A S
2003
2004

CONTINUED IMPROVEMENT IN RETENTION


1 240 000
1 220 000
1 200 000
1 180 000
1 160 000
1 140 000
1 120 000
1 100 000
1 080 000
1 060 000
2 500
2 400
2 300
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 956
2 135
2 405
1 115 311
1 151 564
1 220 511
2002
2003
2004
Number of policies
12 month value of OB policies

IN-FORCE GROWTH CONTINUES
Number and value of
ordinary business policies

RETAIL DISTRIBUTION HEADS



PHILLIP MATLAKALA
Metropolitan Life,
Cape Town



JACQUES COETZER
Odyssey from Metropolitan,
Cape Town



HERMAN BOTHA
Metropolitan preferred
intermediaries, *Pretoria*



JOHN LOMBERG
Metropolitan group schemes,
Cape Town



TS MZAMO
Provincial manager
KwaZulu-Natal, *PE*



TONY DURANT
Provincial manager
Western Cape, *Cape Town*



LEON KRIEK
Provincial manager
Gauteng, *Johannesburg*



MATTHEW MKHATSWA
Provincial manager
Great North, *Mpumalanga*

increased resistance to stop order business being encountered in the marketplace, especially from municipalities. Odyssey's business is already almost exclusively on a bank debit order basis.

> The benefits of a customer service project in terms of which eleven major transactions were analysed to determine how to achieve immediate service delivery, thereby delighting customers and cutting back on costs, should start flowing through in the first quarter of 2005.

THE BIGGER PICTURE

Along with other major players, Metropolitan's retail businesses are devoting a lot of time and effort, not to mention creative energy, to improving what is referred to as the 'value proposition', ultimately the driver of everything the industry does.

From a stakeholder perspective, the businesses are there to protect and grow wealth. Policyholders in particular look to the businesses to secure their financial futures by providing them with affordable risk cover and/or smoothed bonus investment returns.

Where stakeholders are not getting a fair return on their money, it is generally for the reasons outlined above: high costs and/or poor investment performance. Both are currently the focal point of Metropolitan's - as well as the industry's - attention, and will remain so until all related issues have been satisfactorily resolved.

It should not be overlooked that the affordability and accessibility of life insurance are inextricably linked; the cost of insurance is undoubtedly one of the main reasons why most uninsured people remain that way. If it could find ways of successfully addressing the issue of costs, the industry would doubtless be able to meet most, if not all, of the challenges of improved access as set out in the Financial Sector Charter.



ABEL SITHOLE
Chief executive, corporate

"UNDERSTANDING OUR CUSTOMERS' REAL NEEDS AND PRIORITIES, AND REFLECTING THESE IN OUR PRODUCTS AND IN THE WAY WE OPERATE, HAS BEEN AND WILL CONTINUE TO BE THE CORNERSTONE OF OUR GROWTH AND SUCCESS IN THE RETIREMENT FUNDS INDUSTRY."

EXECUTIVE COMMITTEE
Abel Sithole
John Melville
Asief Mohamed
Philip Morrall
Robert Walton

OVERVIEW OF EMPLOYEE BENEFITS MARKET

- Market conditions continued to be challenging, with trustees still quite focused on finalising surplus apportionments. However, thanks to greatly improved direction from the authorities last year, significant progress was made towards the completion of these exercises.
- High equity returns during the period saw increased switching from capital protection to high equity-linked products on funds that offer individual member investment choice.
- Alternative investment products, designed to achieve varying levels of stability of real investment returns, gained in popularity.
- Multi-management investment strategies remained a popular option.
- Metropolitan Employee Benefits (MetEB) capitalised on the demand for alternative and multi-management investment solutions by launching appropriate new products while at the same time conducting campaigns to educate members about the long-term value of smoothing. Thanks to the former, new business inflows were substantial and the retention of existing business was good.
- Empowerment credentials played an increasingly important role in the selection of service providers in the public and trade union sectors, and featured more prominently in private sector negotiations due to charter implementations.
- Thanks to effective communication of the group's empowerment credentials and a strong emphasis on relationship-building with the relevant decision-makers, MetEB's compelling empowerment positioning, in conjunction with its innovative products and superior service, was successfully translated into new business on several occasions.

STRATEGIC OBJECTIVES

- Key broker relationships were strengthened, resulting in increased new business volumes. Group insurance new business volumes, in particular, responded strongly, showing growth of 66%.
- Net fund inflows were positive but at a level similar to 2003, and were impacted by outflows as a result of switches by individuals out of capital protection portfolios.
- Tight cost control ensured that the ratio of employee benefits operating expenses to gross premium index declined from 8.4% to 7.6%.
- Strategic business models for administration, investment and group risk business areas were reviewed and revised where necessary.
- Enrolment in excess of 75% was achieved for a comprehensive skills development programme for administration staff that was developed in-house and accredited by INSETA.

FINANCIAL OBJECTIVES

- Substantial volumes of new administration, investment and risk business were written, generating new business embedded value profits of R54 million (almost 50% up on 2003).
- Despite a reduction in last year's unusually high profit margin on risk business to more normal levels, gross profits for the year were maintained at R117 million.
- At R460 million, new annual recurring premium income was exceptional. This figure was admittedly boosted by a single scheme worth R120 million a year but it is pleasing to note that for the rest, the growth surge was spread across the risk and multi-management investment business spectrums. MetEB is now acknowledged


Investment only business 40%
Fully administered business 25%
Risk business 35%

CONTRIBUTIONS TO RECURRING PREMIUM INCOME, NET OF REINSURANCE


Annuities 13%
Death and disability claims 20%
Maturity claims 7%
Withdrawal benefits 10%
Terminations 50%

MEMBER BENEFITS PAID

CORPORATE BUSINESS PERFORMANCE OVERVIEW

	2004 RM	2003 RM	% CHANGE
NET PREMIUM INCOME	2 379	2 450	(2.9)
NET RECURRING PREMIUM INCOME	1 320	1 052	25.5
SINGLE PREMIUM INCOME	1 059	1 398	(24.2)
INCOME FROM ADMINISTRATION BUSINESS	118	108	9.3
PAYMENTS TO POLICYHOLDERS	2 136	2 231	(4.3)
OPERATING PROFIT NET OF TAX	107	111	(3.6)
PROFIT MARGIN ON NEW BUSINESS	9.7	10.7	(9.3)

to have the leading multi-manager smoothed bonus product range in South Africa.

- MetEB was the industry's top writer of new recurring premium income business in 2004.
- Superior service levels, reflected in the company's 1st place in Professional Management Review's (PMR) 2004 survey of administrators, played a significant part in helping MetEB to exceed its total recurring premium income target by some 120%.
- Industry players in general were negatively affected by the sustained slowdown of single premium income inflows in 2004, with MetEB no exception, experiencing a decline in volumes of 20% in this area compared to 2003.

OPERATIONAL OBJECTIVES

- Thanks to tight project management, the migration of the company's main systems environment to DB2 and Java is proceeding smoothly and should be completed as planned in 2005. An IT approach blending in-house development with the integration of tailored functional modules has provided a powerful and flexible infrastructure, without the need to incur excessive cost or risk associated with overseas-supported packages.
- Workflow statistics are now monitored on a weekly basis using a workflow management infrastructure. Immediate interventions whenever a problem area is identified enable tight service level management.
- Small scheme termination backlogs have been reduced to the point where residual issues are now mainly outside the company's direct control, eg awaiting FSB or liquidator approval.
- Improved processes have been put in place to manage reinsurance claim receivables, which decreased by 62% during 2004 despite strong growth in business volumes.
- Management information has been improved considerably, enabling management to access key financial and operational measures as and when required.

LOOKING AT 2005

- Given the critical importance of maximum market penetration, maintaining and expanding key market relationships will remain one of our key areas of focus for the year ahead.
- We look forward to extracting further synergies from our strategic partnership with KTI who have already demonstrated their ability to open doors for us.
- Expanding and enhancing our investment product range around key themes identified for our target markets will also enjoy high priority.
- A great deal of management time, effort and energy will be focused on the strategic imperatives that we have identified in our chosen segments of the administration, investment and group risk businesses.

- Our group risk research and development and analytical capabilities will be enhanced to protect our profit stream in the context of an expected further deterioration in AIDS mortality and morbidity experience in Southern Africa.
- We will be actively targeting selected funds with a view to capitalising on business opportunities arising from industry consolidation.
- New audit and reporting requirements for previously audit-exempt retirement funds will be implemented.
- Our systems environment migration will be completed.
- Our empowerment credentials will continue to give us a competitive edge for at least the medium term.
- Any move to separate the provision of consulting and other services to retirement funds, as has been mooted, will be to the advantage of companies like ourselves who do not provide significant consulting services.
- Given its still relatively small share of the employee benefits market, Metropolitan has significant potential for further growth by continuing to offer quality, innovative products and superior service levels.

LOOKING BEYOND 2005

- Improved prospects for overall growth in the national economy should have a positive impact by increasing the size of the market as formal employment picks up.
- The overhaul of the retirement funds legislative and tax environment is expected to create a number of opportunities for competent retirement fund providers with the right products.
- Research into the costs of saving for retirement, recently in the spotlight, has again demonstrated the efficiencies and cost advantages that collective arrangements such as retirement funds offer members. This should bode well for administrators that offer a quality and affordable service to large collectives, as these are expected to increase in popularity.

INVESTMENT PERFORMANCE

Despite the fact that most funds achieved satisfactory absolute returns in 2003, Metropolitan's relative investment performance has not been up to standard for several years. Wide-ranging performance enhancement measures have begun bearing fruit but not rapidly enough; further and faster improvement is imperative, and this is the area that is currently the focal point of attention within the group.

In December last year, MetAM's chief investment officer resigned and a new appointment was made in March this year. In addition, the services of a new managing director are to be secured as soon as possible. Should further remedial action be required, it will be instituted with immediate effect.

CORPORATE DISTRIBUTION HEADS



AUBERN MEYER
Cape Town



MAIKE SELEBALA
National



CELESTE STANDER
Durban & PE



VEN SIBANDA
Johannesburg



JUSTIN VAN DEN HOVEN
Chief executive, international

"OUR EXPERIENCE IN NAMIBIA, BOTSWANA AND LESOTHO HAS PROVED HOW EASILY TRANSFERABLE THE KEY ELEMENTS OF METROPOLITAN'S BUSINESS MODEL ARE; NOW WE HAVE ADDED A PORTABLE ADMINISTRATION SYSTEM THAT WILL ENHANCE THE ACCESSIBILITY OF EMERGING MARKETS FOR US. CONSEQUENTLY WE ARE SET TO PICK UP THE PACE AT WHICH WE EXPLORE AND CAPITALISE ON BUSINESS OPPORTUNITIES IN DEVELOPING COUNTRIES."

EXECUTIVE COMMITTEE
Justin van den Hoven
Leeba Fouché
Nathan Kgabi
Tsoane Mphahlele

NEW BUSINESS PRODUCTION

- Metropolitan Namibia experienced reduced inflows of new recurring and single premium income. The fact that there are no fewer than fourteen local life insurance companies competing in a relatively small marketplace was a major contributory factor, a challenge to which Metropolitan Namibia has responded by purchasing 100% of Channel Life Namibia for N$82.7 million.
- It is estimated that once integrated, the operations of these two highly successful companies will secure the largest share of the new business market in Namibia seeing that Channel Life has a predominantly broker market focus while Metropolitan concentrates on the direct writer market.
- In addition to this enhanced distribution capacity, customers will enjoy a wider choice of products and services, and will benefit from more efficient and cost-effective operational structures.
- By combining the expertise and experience of the existing teams, the merged entity should also find it easier to counter the increasing number of bancassurance partnerships active in the Namibian marketplace.
- The economic downturn in Botswana, combined with poor maturity values on five-year term endowment policies, hit individual life sales in that country particularly hard. However, credit life, immediate annuity and employee benefits business showed excellent growth for the year.
- Despite having to contend with high unemployment and the effects of a severe drought, Metropolitan Lesotho grew new recurring business premium income. Metropolitan Life (South Africa) transferred over 50 000 individual policies written on the lives of residents of Lesotho, together with assets in excess of M800 million, to Metropolitan Lesotho with effect from l January 2004. This was the logical conclusion of the process that began when Metropolitan Lesotho was incorporated in the Kingdom of Lesotho on 1 January 2003.

CONSERVATION

- Conservation continued to present challenges for all three international businesses.
- Although Metropolitan Namibia experienced teething problems with the bank debit order business that has partially replaced government stop order business since the introduction of the 35% limit on payroll deductions, the situation has subsequently stabilised.

MORTALITY EXPERIENCE

- The number of death claims in our markets continues to increase due to the impact of HIV/AIDS, but remains within projected parameters.

INTERNATIONAL BUSINESS PERFORMANCE OVERVIEW

	2004 RM	2003 RM	% CHANGE
NET PREMIUM INCOME	893	734	21.7
NET RECURRING PREMIUM INCOME	646	661	(2.3)
SINGLE PREMIUM INCOME	247	73	238.4
INCOME FROM ADMINISTRATION BUSINESS	-	23	(100.0)
PAYMENTS TO POLICYHOLDERS	491	417	17.7
OPERATING PROFIT NET OF TAX	82	3	-
PROFIT MARGIN ON NEW BUSINESS	13.1	10.5	24.8

> Thanks to appropriate pricing and regular premium reviews, the profits on risk business continue to make a positive contribution to overall profits.

CLIENT SERVICE AND MARKETING

> Metropolitan Namibia is in the process of changing the face of its client service office in Windhoek, increasing its street front exposure and generally enhancing its image.

> The central client service office in Gaborone has been relocated to ground floor and consistently higher levels of service are now being achieved by Metropolitan Botswana.

> The latter is planning a series of perception audits with a view to determining its current profile amongst clients and the public at large, and to launching further image-building campaigns based on the results. Early indications are that the branding exercises conducted during 2004 have been very successful.

> The client service offices that Metropolitan Lesotho had been operating in Leribe and Mafeteng were re-opened in 2004. Offices throughout the country are being refurbished, with re-staffing taking place where necessary. Newly developed service level agreements are being implemented and client satisfaction surveys are planned for early in 2005.

> A broker division has been established to handle Metropolitan Lesotho's newly created corporate business portfolio, comprising credit life and employee benefits products as well as collective investments.

OPERATING PROFIT BEFORE TAX

COMPANY	R MILLION
METROPOLITAN NAMIBIA	23
METROPOLITAN BOTSWANA	18
METROPOLITAN LESOTHO	22
OTHER	-7
TOTAL	56

Operating profits soared from R8 million in 2003 to R56 million in 2004 due to:

> putting local management teams in place with substantial incentives to grow local profits

> decentralising decision-making and service delivery

> implementing regular premium re-rates on the strength of early warning systems

> focusing strongly on cost containment and, where applicable, cost cutting; for example, non-profitable operations were discontinued

> placing a premium on staff training and development.


Rm
60
50
40
30
20
10
0
16.00
8.00
56.00
2002
2003
2004

OPERATING PROFIT BEFORE TAX


%
14
12
10
8
6
4
2
0
6.90
10.50
13.10
2002
2003
2004

NEW BUSINESS PROFIT MARGINS

The transfer of the Lesotho business from Metropolitan South Africa to Metropolitan Lesotho, referred to above, had a significant impact on the latter's business; these figures are therefore not directly comparable.

SYSTEMS, PRODUCT AND MANPOWER DEVELOPMENT

- Metropolitan International has entered into a rental agreement with an information technology company to roll out an administration system that provides a turnkey solution to doing business in Africa. The system is simple, flexible and cost effective, and can accommodate all the lines of life business currently planned for the mass middle income markets. User testing has been successfully completed, with the system scheduled for implementation in Kenya in the first half of 2005, and in Namibia in the second half of the year.
- Metropolitan Botswana successfully introduced the virtual office concept in 2004.
- Both Metropolitan Botswana and Metropolitan Lesotho are currently reviewing their client service processes with a view to maximising efficiencies and minimising costs.
- Premium income of some R70 million was generated by the innovative range of single premium products being sold by Metropolitan Mauritius to meet the needs of South African citizens wanting to take advantage of the tax amnesty.
- Channel Life Namibia's extensive product range has provided Metropolitan Namibia with a ready-made solution to the challenges it has been experiencing on the product development front.
- Several products in Metropolitan Botswana's existing range were extensively revamped in 2004 and an immediate annuity was launched. A concerted effort is being made to speed up product development initiatives in that country.
- Three of Metropolitan Lesotho's credit life schemes with Nedbank were revitalised during the year. It is expected that credit life will play a major role in the generation of new business from the agricultural, services and textile sectors, where several opportunities have already been identified.
- In order to increase production and in line with its stated intention of achieving an improved Investors in People rating in 2005, Metropolitan International has made training, and sales skills training in particular, a top priority.

LOOKING AT 2005 AND BEYOND

- Existing operations will continue to strive for greater self-sufficiency, steadily reducing their dependence on South Africa. The focus will be on maximising profits through the implementation of tight expense controls, regular premium reviews and opening up new market segments.
- Emerging markets in sub-Saharan Africa will be the focus of the roll-out of the new free-standing administrative platform.
- Mega markets such as India are under exploration for the roll-out of certain niche products in collaboration with local partners.
- All indications are that Metropolitan Namibia and Channel Life Namibia will prove to be a winning combination once they have been successfully integrated. The integration process is proceeding according to plan and the expected synergies have already started to flow through.

INTERNATIONAL DISTRIBUTION HEADS



LEEBA FOUCHÉ
Namibia (Windhoek)



NATHAN KGABI
Gaborone (Botswana)



TSOANE MPHAHLELE
Lesotho (Maseru)



BLUM KAHN
Chief executive, health

"MHG'S HANDS-ON AND OUTCOMES-FOCUSED APPROACH SETS US APART FROM OUR COMPETITORS - CONTINUED GROWTH OF THE BUSINESS BEARS TESTIMONY TO THIS. WE AIM TO FIND SUSTAINABLE SOLUTIONS APPROPRIATE TO OUR CLIENTS' NEEDS."

EXECUTIVE COMMITTEE
Blum Kahn
Ronell Boshoff
Estelle Burger
Wayne Pole
Nick Rudston
David Watts

OVERVIEW OF MARKET AND PERFORMANCE

Financial soundness

> The healthcare industry was characterised by greater financial stability than has been the case for several years, with the solvency margins, gross contribution income and operating surpluses of the majority of medical aid schemes rising significantly.

> The adjacent graph, which depicts the quality of the Metropolitan Health Group's (MHG) client base, clearly indicates that the average solvency level of both the open and restricted schemes administered by the group is well above the industry average - 48% vs 30%.

Costs

> In many instances administration costs and other non-healthcare expenditure continued to increase faster than the consumer price index.

> Thanks to ongoing, highly successful cost control measures, MHG maintained its status as a low-cost administrator, with administration costs equal to some 7% of contributions across all schemes, well below the industry average, which is in the vicinity of 10%.

Regulatory environment

> Medical aid schemes faced increased regulatory demands, including the introduction of prescribed minimum benefits (PMBs), the so-called chronic disease list (CDL) and a system of designated service providers (DSPs). The licensing of dispensing doctors and the implementation of the certificate of need system also had a major impact.

> MHG welcomes the advent of new regulations aimed at the provision of more equitable healthcare coverage to a broader spectrum of the population.

Need-driven products

> Driven by its sensitivity to clients' urgent need for a fully integrated administration and managed healthcare service, MHG launched a PMB product in January 2004 that coincided with the inauguration of the prescribed minimum benefits. The take-up rate (85% of all client schemes) has been excellent, proving the wisdom of the decision to capitalise on the business opportunities inherent in the introduction of PMBs and the CDL.

> Also with a view to providing a holistic healthcare solution for clients, MHG introduced a pharmacy benefit management programme at the same time. Medicines, one of the primary drivers of spiralling medical inflation, can now be monitored to ensure the most efficient and cost-effective usage. Once again, the response from clients was indicative of the level of need - 30% of schemes under administration have already availed themselves of this innovative means of curtailing expenditure.

Corporate governance

> Only accredited medical aid administrators and managed care providers are now allowed to operate as service providers to the industry; accreditation status is achieved by undergoing a Council for Medical Schemes audit.

HEALTH BUSINESS PERFORMANCE OVERVIEW

	2004 RM	2003 RM	% CHANGE
CONTRIBUTIONS UNDER MANAGEMENT	5 639	3 648	54.6
INCOME	340	266	27.8
ADMINISTRATION FEES RECEIVED, EXCLUDING FRANCHISE FEES	335	254	31.9
FRANCHISE FEES	15	6	150.0
INVESTMENT INCOME	5	6	(16.7)
OPERATING PROFIT NET OF TAX	46	20	130.0

Qualsa, the managed care provider within the health business, was accredited in January 2005 while the administration arm of the business is in the final stage of its accreditation process.

> Improved corporate governance was the order of the day in 2004 although there were still isolated cases where the interests of members were prejudiced by the failure of trustees to comply with their fiduciary duties.

Single state scheme and national health insurance

> The single medical aid scheme for civil servants was registered by the Council for Medical Schemes with effect from January 2005 for commencement in January 2006. The registration is subject to several conditions, including the appointment of a properly constituted and approved steering committee/board of trustees and the submission of quarterly progress reports. Details of proposed service providers, both administrators and managed care organisations, must also be submitted.

> More than 90% of government employees already on medical aid schemes are spread across some 15 schemes, with three schemes - Polmed among them - claiming close to 50% of the existing membership. The fact that MHG was awarded the Polmed contract when it was put out to tender late last year (refer to Polmed below) augurs well for the future.


Solvency ratio
Lives administered
70%
60%
50%
40%
30%
20%
10%
0%
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
Open
Restricted
Franchise
All clients
Avg solvency
Lives
Regulated solvency level
Avg industry solvency level

QUALITY OF MHG'S CLIENT BASE
as at 31 December 2004

> MHG believes that the implementation of the government's national health insurance policy will follow shortly once the single medical aid scheme for civil servants is up and running. Once again, the business identifies with the government's objectives of improved healthcare accessibility and affordability, and is keen to align itself with the attainment thereof. MHG continues to play a leading role in the public private partnerships that are striving to achieve better utilisation of the public sector healthcare infrastructure with exactly these goals in mind.

PERFORMANCE HIGHLIGHTS

Administration business

> Since January 2004 the business has been providing a full suite of administration services to the Omnihealth Medical Aid Scheme (25 000 principal members) as well as franchise services to Sigma, the administrators of ProSano (42 000 principal members), and managed care services to both Omnihealth and ProSano. The take-on of these two schemes proceeded smoothly, further evidence of MHG's operational and technical capabilities, and its ability to deliver on its contractual obligations.

> Income from MHG's core revenue source, scheme administration, increased by a solid 20% to R331.5 million (2003: R255.3 million).

> During 2004 MHG once again complied in full with the service level agreements negotiated with all of its clients, which are generally acknowledged as the best practice benchmarks for the industry. Service is at least as important a differentiator as price in the current healthcare environment and key to the retention of clients.

> In excess of 85% of service providers now interact with the business electronically.

Managed care business

> Clients looking for an end-to-end solution to their healthcare problems are fast becoming the norm. MHG is particularly well positioned to meet this market demand, with Qualsa's penetration of its total client base having generated income of R76.8 million, an increase of 52% over the figure of R50.4 million generated from this alternative source of revenue in 2003.

Franchise business

> MHG's decision to license Sigma to use its administration platform was a first for the industry. Managing the complex relationships that resulted was not always easy but the fact that income from franchise arrangements

almost trebled, growing from R5.8 million in 2003 to R15.1 million in 2004, testifies to the financial benefits of this pioneering move. Thanks to its franchise solution, MHG is also particularly well positioned to enable new empowerment administrators to enter the industry.

Operating profit

- The fact that operating profit more than doubled from R20 million to R46 million is bottom-line confirmation of how successful the business has been in boosting revenue and reducing costs.

Polmed

- In November 2004 MHG was awarded the administration and managed care contracts of Polmed, the medical aid scheme for South African Police Services employees, with more than 130 000 principal members representing some 350 000 lives in total. The appointment followed a rigorous tendering process, which confirmed MHG's position amongst the leading administrators in the country.
- MHG's strong project management capability ensured that Polmed's membership, despite its size, could be taken onto the MHG administration platform in precisely eight weeks from the date on which the contract was awarded to the go-live date on 1 January 2005. This included securing suitable premises and setting up office in Pretoria as well as employing and training some 350 new employees from leadership level down.
- The fact that the new Polmed operation went live on time is an achievement that demonstrates beyond doubt MHG's ability to handle large-scale administration take-ons.

LOOKING AT 2005 AND BEYOND

- The operational and technical achievements of 2004 have created a wealth of business potential that MHG fully intends realising in 2005 and beyond.
- Changes in government in Kenya have compounded MHG Kenya's inability to meet new business expectations. As the company would not have reached break-even point for several more years, it has been decided to discontinue operations and the business is currently being wound down.
- MHG has been exploring business models through which to achieve meaningful direct black ownership for some time now. This drive is being accelerated into 2005 until a successful conclusion is reached.
- With the Metropolitan/KTI strategic alliance firmly in place, MHG will be focusing on developing the numerous business opportunities that are an integral part of the partnership.

HEALTH DISTRIBUTION HEADS



CRAIG COMRIE
Transnet, *Johannesburg*



NIYAAZ EBRAHIM
Polmed, *Pretoria*



JOHAN KOTZE
Bankmed, *Cape Town*



WAYNE POLE
Qualsa, *Cape Town*



CROSS THE CANVAS OF LIFE
TRETCH A MYRIAD OF THOUGHTS,
CTIONS AND DEEDS:
OSE THAT SUSTAIN US
RE A JOY TO BEHOLD



CONTRIBUTING TO SUSTAINABLE DEVELOPMENT

AT METROPOLITAN WE HAVE ALWAYS BEEN COMMITTED TO MEETING THE NEEDS OF THE PRESENT GENERATION IN A FINANCIALLY SOUND, SOCIALLY RESPONSIBLE AND ENVIRONMENTALLY FRIENDLY MANNER SO AS NOT TO COMPROMISE THE NEEDS OF FUTURE GENERATIONS.

However, we have only recently begun to formalise our approach to sustainable development through a concerted effort to integrate the principles of the triple bottom line into the way we do business.

As relative newcomers, we acknowledge that there are still gaps in the way in which we are implementing this integration, and that we do not have the management systems in place to measure and monitor every aspect of our performance. Continuous improvement will be achieved as we raise our sustainability benchmarks into the future.

Overall responsibility for our sustainable development initiatives rests with our group finance director while our group compliance officer is accountable for all sustainability reporting. Sustainable development has now been incorporated in the mandates of both the risk sub-committee of the board and the group risk management committee.

We have not yet formally documented our sustainability strategy or our reporting framework but are planning to do so during 2005. Only once these have been finalised will a decision be taken on external verification.

In line with the increasing importance of integrated sustainability reporting in both the international and the local context, we will be producing a separate sustainability report covering the three pillars of sustainability referred to above - economy, society and environment - for the first time this year. The report will describe how we as a group are contributing to sustainable development, and indicate our level of compliance with relevant global, national and industry-specific reporting standards. These include the Global Reporting Initiative, the King 11 report on corporate governance and the Financial Sector Charter as well as the qualifying criteria for inclusion in the JSE's socially responsible investment (SRI) index.

The full report will be available on our corporate website (http://www.metropolitan.co.za), in the investor relations section, by 1 July. A summary of the information most pertinent to shareholders - corporate governance, empowerment, HIV/AIDS and corporate social investment - has, however, been included in the annual report.

The principles of sustainability and the principles of corporate governance - accountability and responsibility, fairness, openness and transparency - are inextricably intertwined. The triple bottom line is in fact embedded in the concept of inclusive corporate governance as set out in King 11. Consequently, we understand that it is as imperative for us to demonstrate good economic, environmental and social sustainability practices in all our business activities as it is to display good corporate governance standards.

The key challenge facing companies, including ourselves, is to extract the synergies between the demands of business sustainability and sustainable development. The relative merits of optimum performance and optimum compliance are not always easy to evaluate, especially when conflicting stakeholder expectations also have to be borne in mind.

Metropolitan and Rand Afrikaans University are partners in a project offering expanded maths and science learning opportunities to high school learners.



[1] **ERIC MOLOBI** | 57, BA
Group chairman of Metropolitan Holdings Limited and of Kagiso, Eric Molobi co-founded Kagiso Trust Investments (KTI) in 1994 and has served as its executive chairman since 1996. He chairs several companies within the wider Kagiso group, is the vice-chairman of Imperial Holdings and a former chairman of Telkom. Eric served as a political prisoner on Robben Island with a number of prominent leaders, including Nelson Mandela. Following his release, he was recruited by the South African Council of Churches to set up a community development programme aimed at the disadvantaged. In 1990, he joined the Kagiso Charitable Trust (Kagiso Trust) as CEO, where he was responsible for raising funds from foreign government agencies to channel into educational and community development projects in South Africa. He was awarded the prestigious Ordre National de la Legion D'Honneur by the French government in 1994. *2004


[3]
[4]
[2]
[1]

[2] **PETER DOYLE** | 49, B BUS SC, FFA, CFP
As group chief executive, Peter Doyle also serves on the board of Metropolitan Life Ltd and various other subsidiary companies. He is an alternate director of the Life Offices' Association and is widely recognised for his extensive research and actuarial modelling of the socio-economic impact of HIV/AIDS in South Africa. *1997

[3] **ABEL SITHOLE** | 42, BA, MBA, CFP
Executive director of Metropolitan Holdings Limited, chief executive of Metropolitan Employee Benefits and joint managing director of Metropolitan Life, Abel Sithole was formerly chief executive and principal officer of the Eskom Pension and Provident Fund. Prior to that he held a senior executive position at Southern Life. *2001

[4] **PRESTON SPECKMANN** | 48, B COMPT (HONS), CA (SA)
Prior to joining Metropolitan Holdings Limited, group finance director Preston Speckmann was with Old Mutual, where he was responsible for the accounting aspects of their demutualisation and listing. Previously he was an audit partner at Coopers & Lybrand and held directorships in the Pepkor Group and Seagram SA. He serves on the boards of Metropolitan Life Ltd, Metropolitan Health and Metropolitan Health Holdings. *1999


[5]
[7]
[6]

[5] **NTUTHUKOYEZWE ("ZUZI") BUTHELEZI** | 50, BA
Zuzi Buthelezi is the business development director of Compass Group Southern Africa (Pty) Limited. He also serves on the board of St Johns, the board of governors of Michaelhouse and is chairman of the Maths Centre for Professional Training. He is deputy chairman of Business Against Crime Gauteng, chairman of Khumbula Zulu Craft, a trustee of Pambi Trust (Pamodzi), president of the National Association of Catering Employers and a steering committee member of the South African Tourism Institute. *1996

[6] **PROF WILLIE ESTERHUYSE** | 68, D PHIL IN PHILOSOPHY
Willie Esterhuyse is a part-time professor in business ethics at the Graduate School of Business, University of Stellenbosch and part-time lecturer at the Graduate School of Business, UCT. He also serves on the boards of Medi-Clinic, Plexus Asset Management and Barinor Holdings Ltd. He is a trustee of the Freedom Park Trust, Nations Trust and Sanlam Demutualisation Trust. *1991

[7] **PETER LAMPRECHT** | 62, B SC, FIA, FASSA
Peter Lamprecht was formerly chief executive of life insurance companies and chairman of an actuarial consultancy. He also serves on the board of Metropolitan Life Limited. *2002

[8] **SYD MULLER** | 56, B COM (HONS), CA (SA), MBA, AMP (HARVARD)
Syd Muller was formerly the chairman of Woolworths Holdings and a director of other companies in the Wooltru group. He is also active on the boards of a number of private companies. *1994

[9] **JOHN NEWBURY** | 62
John Newbury serves on the boards of various companies, including Santam Limited, Dunlop Africa Limited and VenFin Limited. He is also active on the boards of various private companies. *1993

[10] **JOHNSON ("JJ") NJEKE** | 46, B COM, B COMPT (HONS), CA (SA), H DIP TAX

Prior to his appointment as group managing director of the Kagiso group, JJ Njeke, a chartered accountant, spent 16 years as audit partner at PricewaterhouseCoopers. He is also the deputy chairman of Kagiso Media Limited and a director of several of the companies within the Kagiso group. He is the past chairman of the South African Institute of Chartered Accountants, is a member of its education committee and serves on the editorial board of the South African Journal of Accounting Research. He also serves on the boards of Ispat Iscor, NM Rothschild (SA) and the audit committee of National Treasury. * 2004



[8]
[9]
[11]
[10]

[11] **ANDILE SANGQU** | 38, B COMPT (HONS), H DIP TAX LAW, MBL

An accountant and tax expert, Andile Sangqu is currently the group executive at KTI. He completed his articles with PricewaterhouseCoopers and spent 12 years working in financial management positions at a number of South African corporations, eg Impala Platinum and Liberty Life. Prior to joining Kagiso Trust Investments Andile was the CEO of Prodigy - Coris Asset Management. Andile serves on a number of corporate boards and also chairs the public works and department of local government audit committees. * 2004

[12] **GLORIA TOMATOE SEROBE** | 45, B COM, MBA

Group chairman of Metropolitan Holdings Limited since 2002, Gloria Serobe relinquished this position in December 2004 due to increased responsibilities arising from her appointment as chairman of the LOA. She remains a director and continues to chair Metropolitan Life. Gloria is currently chief executive of Wipcapital, a wholly owned subsidiary of women's empowerment group Women Investment Portfolio Holdings (Wiphold), of which she is a founder member. Her professional experience includes various executive positions at Transnet, Exxon Corporation USA, Munich Reinsurance Company of South Africa, the Premier Group and Standard Corporate and Merchant Bank. She also chairs the Export Credit Insurance Corporation and the audit committee of the department of trade & industry and holds non-executive directorships of Alliance Capital Southern Africa Fund, New Africa Investments Limited, JSE Securities Exchange South Africa, UCT Graduate School of Business and Wiphold. *2001



[14]
[15]
[13]
[12]

[13] **MARIUS SMITH** | 64, B COM, FFA

Managing director of Metropolitan Life Ltd from January 1991 to April 1998, Marius Smith chairs the audit and actuarial committee and also serves on the boards of Metropolitan Namibia, Sasfin Holdings and Sasfin Bank. *1988

[14] **FRANKLIN SONN** | 65, BA (HONS), STD, FIAC

Former ambassador to the United States, Franklin Sonn is the recipient of several honorary doctorates and has held many distinguished positions. He was rector of the Peninsula Technikon from 1978 to 1994. Although he terminated all his directorships when he became SA ambassador to the USA in 1995, he is once again serving on the boards of many companies, including Absa Bank and SAPPI. He is vice-president of the Afrikaanse Handelsinstituut and a member of the Nelson Mandela Foundation & Children's Fund and the School of Tourism, Hospitality & Sport. He is currently the executive chairman of Africa Group Corporation, an employee benefits and financial services company. *1999

[15] **JOHAN VAN REENEN** | 49, B SC (HONS), MBA

Currently executive director of Cape Star Holdings, Johan van Reenen has a wealth of expertise and experience in investment banking and asset management, both locally and internationally, gained while he was executive director of Genbel Securities Limited from 1996 to 2001, and managing director of Gensec Asset Management from 1998 to 2000. He is chairman of the board of Metropolitan Asset Managers. *2001

* Appointed to board

Metropolitan continued to emphasise corporate governance as one of its key business drivers during the past year. The primary motivation was, and is, to ensure that the group's business is conducted with the utmost integrity, which it demands from its management, employees, suppliers and other stakeholders. As a significant player in the financial services arena in South Africa, it is important that the group's contribution to trust and confidence in the capital markets through a strong corporate governance culture and framework is ongoing.

A number of initiatives were embarked upon or completed during the past year as part of the process of continuous improvement and strengthening of the overall governance framework of the group. The more significant of these were:

> revising and strengthening the core management principles of the group
> finalising the board sub-committee charters
> entrenching a fully operational risk committee
> successfully concluding a black economic empowerment transaction with Kagiso as well as bedding down the relationship with and involvement of key executives from this group
> completing a board self assessment
> improving the company share dealing code
> rationalising the external audit function.

The board continues to monitor developments in the corporate governance arena, locally and internationally, with a view to reviewing and adapting corporate governance structures and practices where appropriate. All entities in the group are required to subscribe to the group's governance framework and principles. Each year the group facilitates a comprehensive process to ensure compliance by all significant entities. The board is satisfied that the group complied with the requirements set out in the Code of Corporate Practices and Conduct (King II).

BOARD OF DIRECTORS

Role and function of the board of directors

The Metropolitan Holdings Limited board is responsible to shareholders and other stakeholders and is ultimately accountable for the performance and affairs of the company.

In addition to defining the group's objectives, the board monitors the following:

> progress of strategic direction and policy
> operational performance
> material business acquisitions and disposals
> major capital expenditure
> significant financial and non-financial matters
> risk management
> compliance
> succession planning
> activities of executive management
> any other matters that have a material impact on the group's affairs.

Led by an independent, non-executive chairman, the board includes three executive and eleven independent, non-executive directors. All the directors are appointed for their integrity and experience, and for the special skills they can contribute. The board meets at least five times a year. Additional board meetings, apart from those scheduled, are convened as circumstances dictate. Directors are also afforded the opportunity to propose additional matters for discussion. On 1 January 2005 Mr Eric Molobi was appointed chairman of the board, replacing Mrs Gloria Tomatoe Serobe.

The group's overall daily operations are managed and overseen by Mr Peter Doyle, the group chief executive. The heads of group businesses are invited to attend board meetings when necessary, eg when matters material to the group involving their businesses are discussed.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The day-to-day running of the group is the responsibility of the group chief executive, assisted by two executive directors and an executive management team. By adhering to the following key principles, the board's independence from this team is ensured:

> The roles of chairman and chief executive are kept separate.
> The majority of the board members are non-executive and independent.
> The group audit and actuarial committee consists of independent, non-executive directors, including two actuaries.
> The majority of the directors on the board's risk, nominations, remuneration, investment, and human resources & empowerment committees are independent and non-executive.
> Non-executive directors do not hold service contracts with the group and their remuneration is not tied to the group's financial performance.
> All directors have access to the advice and services of the company secretary and are entitled, at the group's expense and with the prior agreement of the group chairman, to seek independent professional advice on the affairs of the group.
> Possible conflicts of interest are regularly declared.

Within subsidiary entities, the role of chairman and chief executive does not vest in the same person, and chairmen are non-executive directors of the entities of which they are chairmen.

INDUCTION OF NEW DIRECTORS

An orientation programme for new directors is in place to ensure they are adequately briefed and have the required knowledge of the company's structure, operations and policies to enable them to fulfil their company duties and responsibilities.

APPOINTMENT AND RE-ELECTION OF DIRECTORS AND SUCCESSION PLANNING

All non-executive directors of Metropolitan Holdings Limited are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with the company's articles of association. Reappointment is not automatic.

The appointment of new directors is in terms of a formal and transparent procedure; appointments are put forward by the nominations committee and approved directly by the board, subject to shareholder confirmation at the following annual general meeting.

BOARD SUB-COMMITTEES

A number of sub-committees assist the board, meeting independently and then reporting back through their chairpersons. Membership details of these committees are provided on p 48. Each committee has a formal charter, which clearly sets out its roles and responsibilities. A comprehensive framework setting out the authorities and responsibilities of the various sub-committees within the group is in place. All board-delegated authorities are reviewed and updated annually by the board.

A number of Metropolitan Holdings directors have been appointed to the boards of subsidiaries. Whilst the holding company board retains overall responsibility for the affairs of the group, these subsidiary boards play an important role in the group's overall governance approach.

AUDIT AND ACTUARIAL COMMITTEE

This committee is chaired by an independent, non-executive director. The majority of the members are non-executive directors. Committee meetings are attended by the three executive directors, the head of the group's risk management division, the group actuary, the external auditors and other senior executives.

Principal objectives

In addition to overseeing the financial reporting process, the group audit and actuarial committee's principal objectives include:

- acting as an effective communication channel between the respective boards and the external auditors and risk management
- satisfying the board that adequate internal, financial and operating controls are addressed and monitored by management, and that material corporate risks have been identified and are being contained and monitored
- providing the respective boards with an assessment of the effectiveness of the external auditors and the internal audit function
- monitoring the application of the policy that governs the provision of non-audit services by the group's external auditors
- reviewing the extent and nature of all non-audit services provided.

The audit and actuarial committee meets at least four times a year and reviews the audit plans, budgets and scope of the external audit and risk management functions. The external auditors, the statutory actuary, the group secretary and the head of group risk management have unrestricted access to the chairman of the group audit and actuarial committee at all times.

Actuaries assist the board in actuarial matters and conduct the actuarial valuations of assets and liabilities of the life companies in the group. The actuaries are subject to the professional disciplines of the Actuarial Society of South Africa. The statutory actuaries, who are responsible for all regulatory reporting to the Financial Services Board, are responsible for the interests of policyholders.

The audit and actuarial committee has reviewed the statements of internal control and considered the assumptions used to ascertain that Metropolitan Holdings Limited will continue as a going concern for the year ahead, and has recommended that the board approve disclosure thereof in these annual financial statements.

Internal, financial and operating controls

The board acknowledges its responsibility for ensuring that the group implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The internal, financial and operating controls maintained by the group are designed to provide reasonable assurance regarding:

- safeguarding of assets against unauthorised use or misappropriation
- compliance with applicable laws and regulations
- maintenance of proper accounting records
- adequacy and reliability of financial information.

The identification of risks as well as the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks has been delegated to senior executive management by the board. The external audit and risk management functions help to provide the board and senior executive management with monitoring mechanisms to carry out this task.

These matters are regularly reviewed by the group audit and actuarial committee on behalf of the respective boards.

However, even effective, well-designed systems of internal, financial and operating controls have inherent limitations, including the possibility of circumventing or overriding such controls. Consequently such systems cannot be expected to provide absolute assurance. Effective systems of internal, financial and operating controls aim, therefore, to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

In addition, changes in the business and operating environment could have an impact on the effectiveness of such controls. Thus changes of this nature are continually reviewed and reassessed.

To the board's knowledge, no issue that would constitute a material breakdown in the functioning of these controls occurred during the year under review, up to and including the date on which the annual financial statements were approved.

Business continuity and technology recovery

A comprehensively documented process is in place to allow the critical business processes to continue operating should a large-scale incident disrupt business activities. Extensive testing of the business recovery programme has been undertaken and will continue on a cyclical basis.

Compliance

The primary role of the group compliance function is to minimise regulatory risk by assisting management to comply with statutory, regulatory and supervisory requirements. The group compliance function, together with the compliance functions of the different businesses, facilitates the management of compliance through the analysis of statutory and regulatory requirements.

Internal audit

The internal audit functions of the group are located within the group risk management function. The group's internal auditors perform independent reviews of the group's operational activities. Group internal audit services is charged with examining and evaluating the effectiveness of the group's operational activities, the related business risks and the systems of internal, financial and operating controls. Major weaknesses are brought to the attention of the group audit and actuarial committee, the external auditors and members of senior executive management for their consideration and remedial action. The head of group risk management has direct access to the chairman of the group audit and actuarial committee.

External audit

PricewaterhouseCoopers Inc. is the group's appointed external auditors. Deloitte reviews the group's statement of embedded value. During the past year the group underwent an extensive process of rationalising the independent audit function.

The board has approved a policy governing the provision of non-audit services by the group's external auditors. The policy limits the combined fees for non-audit services in any year to 50% of the external audit fee. Any further work to be undertaken requires the committee's approval.

RISK COMMITTEE

As this committee was only constituted during the prior financial year, this was its first full year of operation. The chairman and majority of its members are independent, non-executive directors.

Principal objectives

The risk committee's principal objectives include:

- reviewing the group's risk philosophy, strategy and policies recommended by executive management
- reviewing compliance with risk policies and with the overall risk profile of the group.

During its first full year of operation the risk committee's major achievements included the review of the group's risk philosophy, strategies and policies as well as embedding the formal risk assessment process for the group.

Responsibility for risk management

The board acknowledges its responsibility for establishing appropriate risk and control policies and ensuring that adequate risk management processes are in place.

In addition to the abovementioned board risk committee, a management-level group risk management committee is chaired by the group finance director. The members comprise executive directors, selected senior executives and the head of the group risk management division. The committee is tasked with integrating and monitoring the management of risk in respect of the day-to-day activities of the group. The objectives of the group's risk management division include facilitating the risk management and reporting processes on a corporate and business unit level. As risk management continues to evolve both locally and globally, the group's processes and structure are constantly being reviewed.

INVESTMENT COMMITTEE

This committee is chaired by an independent, non-executive director. The group's asset portfolios, each with its own unique investment mandate managed by Metropolitan Asset Managers, follow an investment strategy approved by this committee. The committee regularly reviews the group's investment performance, including the attainment of performance benchmarks and compliance with mandates. It comprises the board chairman, the three executive directors and three independent, non-executive directors. Committee meetings are attended by members of senior management. The group and statutory actuaries are integral to the process to ensure appropriate asset matching for policyholder liabilities and shareholder investments.

HUMAN RESOURCES AND EMPOWERMENT COMMITTEE

Chaired by an independent, non-executive director, this committee includes two executive and four independent, non-executive directors. Committee meetings are also attended by members of senior management. The committee, which meets at least three times a year, is responsible for managing and monitoring the group's human capital, employment equity and transformation initiatives. It is also tasked with ensuring that the group's succession planning is appropriately and adequately dealt with.

REMUNERATION COMMITTEE

Meeting four times a year, this committee sets remuneration policy for all staff members. It comprises an independent, non-executive director as chairman, one executive and two non-executive directors. Meetings are also attended by members of senior management.

Guidelines, balanced scorecards, and key performance indicators (KPIs) have been set to assist the directors and members of the sub-committees in evaluating the performance of individuals.

Principal objectives

The remuneration committee also deals with all aspects of remuneration of directors and senior executive management, including share incentive arrangements.

The committee' principal objectives are to:

- ensure that executive directors and members of senior executive management are appropriately and fairly remunerated and incentivised for their contribution to the group's financial and operating performance in accordance with the group's remuneration philosophy
- ensure that market-competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high-performance staff at all levels in order to realise corporate objectives and safeguard shareholder interests
- determine short- and long-term pay structures for executive directors and members of senior executive management
- assess and authorise specific reward proposals for executive directors and members of senior executive management, including approving all share incentive grants and bonus payments
- set remuneration levels for non-executive directors for submission to the board and approval by shareholders
- ensure compliance with applicable laws and codes.

Remuneration policy

The group's philosophy is to appropriately reward performance that results in the attainment of business strategies and goals. Remuneration packages are structured at levels that will attract, incentivise and retain top-calibre senior executives. In accordance with this philosophy, the packages of executive directors and senior executives include a fixed salary and benefit component, as well as a variable performance-linked bonus payment and an allocation of share incentives. The performance-related elements are linked to the achievement of strategic objectives in terms of a balanced scorecard that aims to align individual and organisational goals.

Fixed salary

The fixed element of remuneration is set at relevant market-related levels, taking individual performance and responsibility into account.

Performance bonuses

The executive directors' performance bonus scheme is based on the achievement of short-term performance targets that are linked to an overall balanced scorecard, and are individually relevant to each executive director. The targets relate to the group's financial performance and growth in embedded value, the achievement of strategic objectives and pre-agreed personal targets. Measures and targets are set and reviewed annually by the group remuneration committee to ensure that they are appropriate for judging the performance of both the company and individuals.

The group chief executive's performance bonus is measured against the group's performance objectives as agreed by the board. The 2004 objectives can be found in the group finance director's report on p 14.

Share schemes

Executive directors also participate in the group's share schemes. This is intended to promote the alignment of the group's interests with those of shareholders and provide a longer-term incentive as part of the remuneration structure. At present the group is reviewing its share incentive scheme and consideration is being given to revising this incentive in line with leading practice.

Pension and medical aid

Pension and medical aid benefits are provided to executive directors on the same basis as they are provided to other employees.

Annual performance reviews

Packages, including performance bonuses and share allocations, are reviewed annually by the remuneration committee, with due regard to individual performance and market rates.

Executive directors are not present when their packages are discussed. The chairman appraises the performance of the group chief executive at least annually and the board performs a self-assessment. The appraisal focuses on the implementation of policies and strategies adopted by the board, operational performance and leadership. Appraisal results are reviewed and discussed by the remuneration committee and are used to determine the group chief executive's remuneration.

Fees for non-executive directors

Non-executive directors receive a fee for their contribution to the respective boards and board committees of which they are members. Fee structures are recommended to the board by the chairman of the remuneration committee based on research on trends and levels of directors' remuneration.

Disclosure of directors' remuneration

Individual disclosure of the remuneration of executive and non-executive directors is provided on p 46 of this report.

NOMINATIONS COMMITTEE

Chaired by an independent, non-executive director, the nominations committee is responsible for identifying fit and proper candidates who could be appointed to the board, and evaluating them against the specific disciplines and areas of expertise required on the board. The interests of different stakeholders are also considered. Proposals are presented to the board for a final decision.

SHARE DEALING

The group has reviewed and enhanced its share dealing code this past year. Formerly the code applied to directors and other senior personnel who, by virtue of the key positions they held, were deemed to have comprehensive knowledge of the group's affairs. The code now applies to all employees. The code imposes closed periods in order to prohibit dealing in Metropolitan Holdings Limited securities before the announcement of interim and year-end financial results as well as in any other period considered to be price-sensitive, having regard to the requirements of the JSE Securities Exchange South Africa. A closed period has been defined as the period from the end of a particular financial reporting period to the date on which the results relating to that period are released. Any period during which the company is trading under a cautionary announcement is included.

The company secretary undertakes the administration needed to ensure compliance with this code under the direction of the group finance director.

The code goes further by restricting dealings of directors and other senior personnel in any security that may be affected by a transaction or proposed transaction.

FINANCIAL REPORTING

The group's annual financial statements are prepared according to Generally Accepted Accounting Practice and are supported by reasonable judgements and estimates. The directors are responsible for the statements of the group and the company, and are satisfied that they fairly present the financial position and operations of the group and the company for the year ended 31 December 2004. The external auditors are responsible for independently reviewing the financial statements (see report on p59). The embedded value statement is also subject to an independent actuarial review.

SHAREHOLDER COMMUNICATION

Metropolitan maintains highly rated standards of shareholder communication. See p16 for a detailed report.

DIRECTORATE

The following persons acted as directors of the company during 2004.

Independent non-executive chairman
Eric Molobi *(appointed as director 1 July 2004; appointed as chairman 1 January 2005)*

Group chief executive
Peter Doyle

Executive directors
Abel Sithole
Preston Speckmann

Independent non-executive directors
Ntuthukoyezwe Buthelezi
Irene Charnley *(resigned 2 December 2004)*
Willie Esterhuyse
Peter Lamprecht
Syd Muller
John Newbury
JJ Njeke *(appointed 1 July 2004)*
Andile Sangqu *(appointed as alternate director to Eric Molobi 1 July 2004)*
Gloria Tomatoe Serobe *(resigned as chairman 1 January 2005 and as non-executive director 28 February 2005)*
Marius Smith
Franklin Sonn
Johan van Reenen
Sandile Zungu *(resigned 9 September 2004)*

SECRETARY

The company secretary's functions include the following:

- providing the directors of the company, collectively and individually, with detailed guidance on their duties, responsibilities and powers
- providing information on legislation relevant to or affecting the company
- reporting, at any meetings of the shareholders of the company or of the company's directors, any failure to comply with such legislation, including listings requirements of the JSE Securities Exchange South Africa
- ensuring that minutes of all shareholders' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded
- administering closed periods for dealing in listed securities of the group
- managing the induction of new directors.

Bongiwe Gobodo-Mbomvu is the secretary of Metropolitan Holdings Limited. Her business and postal addresses are:

Parc du Cap, Mispel Road, Bellville 7530 and
P O Box 2212, Bellville 7535 respectively.

DIRECTORS' INTERESTS IN CONTRACTS

During the financial year no contracts were entered into in which directors of the company had an interest and which significantly affected the business of the group. Subsequent to the successful conclusion of the black empowerment transaction with Kagiso Trust Investments (Proprietary) Limited, Eric Molobi, JJ Njeke and Andile Sangqu were appointed to the board of directors of Metropolitan Holdings Limited. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

DIRECTORS' SHAREHOLDING

The direct and indirect holdings and transactions of the directors of Metropolitan Holdings Limited at 31 December 2004 are set out below. The directors purchased these shares at the ruling market price. Only the executive directors participate in the share purchase scheme. Non-executive directors have access to the company's shares through the open market.

LISTED SHARES 2004	DIRECT BENEFICIAL '000	NON-BENEFICIAL '000	INDIRECT BENEFICIAL '000	NON-BENEFICIAL '000	TOTAL '000
Peter Doyle	53			778	831
Willie Esterhuyse	50				50
Trades in 2004	50				50
Syd Muller		7			7
John Newbury	1		27		28
Balance at 1 January 2004	1				1
Trades in 2004			27		27
Abel Sithole	11				11
Marius Smith			105		105
Franklin Sonn	3	52			55
Total listed shares	118	59	132	778	1 087

TRADES IN LISTED SHARES 2004	TRANSACTION DATE	PRICE	NUMBER OF SHARES	NATURE OF TRANSACTION	EXTENT OF INTEREST
Willie Esterhuyse	20.05.2004	R7.50	10 000	Buy	Direct - beneficial
Willie Esterhuyse	01.10.2004	R8.81	40 000	Buy	Direct - beneficial
John Newbury	29.10.2004	R8.95	27 000	Buy	Indirect - beneficial

LISTED SHARES 2003	DIRECT BENEFICIAL '000	NON-BENEFICIAL '000	INDIRECT BENEFICIAL '000	NON-BENEFICIAL '000	TOTAL '000
Peter Doyle	53			778	831
Syd Muller		7			7
John Newbury	1				1
Trades in 2003	1				1
Abel Sithole	11				11
Marius Smith			105		105
Franklin Sonn	3	52			55
Total listed shares	68	59	105	778	1 010

TRADES IN LISTED SHARES 2003	TRANSACTION DATE	PRICE	NUMBER OF SHARES	NATURE OF TRANSACTION	EXTENT OF INTEREST
John Newbury	28.05.2003	R5.53	1 000	Buy	Direct - beneficial

UNLISTED SHARES – DIRECT BENEFICIAL	ALLOCATION DATE	RELEASE DATE	SHARE PRICE R	NUMBER OF SHARES	NET LOAN R'000
Peter Doyle	05.12.1996	05.12.2001	7.00	17 700	124
	25.11.1997	25.11.2002	10.70	43 600	466
	30.11.1998	30.11.2003	8.88	70 200	623
	23.11.1999	23.11.2004	7.78	443 300	3 444
	25.11.2000	25.11.2005	8.05	500 000	4 020
	03.06.2002	03.06.2007	6.53	270 000	1 760
	02.12.2002	02.12.2007	6.25	300 000	1 872
Balance 2004 */2003				1 644 800	12 309
Abel Sithole	27.07.2001	27.07.2006	9.45	727 500	6 868
	03.06.2002	03.06.2007	6.53	200 000	1 304
	02.12.2002	02.12.2007	6.25	200 000	1 248
Balance 2004 */2003				1 127 500	9 420
Preston Speckmann	31.05.1999	31.05.2004	8.51	253 800	2 157
	23.11.1999	23.11.2004	7.78	150 000	1 166
	25.11.2000	25.11.2005	8.05	120 000	965
	03.06.2002	03.06.2007	6.53	150 000	978
Trades in 2004	23.11.1999	23.11.2004	7.78	(150 000)	(1 166)
Balance 2004 *				523 800	4 100
Balance 2003				673 800	5 266

** The outstanding loans have been reduced with the capital reduction of R1.00 per share in January 2005.*

TRADES IN UNLISTED SHARES 2004	TRANSACTION DATE	PRICE	NUMBER OF SHARES	NATURE OF TRANSACTION	EXTENT OF INTEREST
Preston Speckmann	17.12.2004	R10.25	150 000	Sell	Direct - beneficial

DIRECTORS' EMOLUMENTS

The executive directors have standard employment contracts with the company or its subsidiaries. The remuneration committee determines the emoluments of the directors. There are no additional costs to the group. The remuneration is set out below. 2004 renumeration is based on 2003 performance.

	MONTHS IN OFFICE		FEES R'000		ANNUAL PACKAGE R'000		BONUS R'000		PENSION FUND CONTRIBUTION R'000		TOTAL R'000	
	04	03	04	03	04	03	04	03	04	03	04	03
Eric Molobi	6		80								80	
Peter Doyle	12	12			2 053	1 601	1 000	350	324	212	3 377	2 163
Abel Sithole	12	12			1 554	1 455	650	300	235	191	2 439	1 946
Preston Speckmann	12	12			1 111	1 016	600	300	181	142	1 892	1 458
Ntuthukoyezwe Buthelezi	12	12	227	160							227	160
Irene Charnley	12	12	189	170							189	170
Willie Esterhuyse	12	12	210	200							210	200
Peter Lamprecht	12	12	260	267							260	267
Syd Muller	12	12	245	210							245	210
John Newbury	12	12	270	220							270	220
JJ Njeke	6		85								85	
Andile Sangqu	6		4								4	
Gloria Serobe	12	12	370	350							370	350
Marius Smith	12	12	350	348							350	348
Franklin Sonn	12	12	200	160							200	160
Johan van Reenen	12	12	270	200							270	200
Sandile Zungu	8	12	110	160							110	160
			2 870	2 531	4 718	4 072	2 250	950	740	545	10 578	8 098

During the year the chairman was entitled to a company car with a benefit value of R109 669 (2003: R71 420).

MEETINGS HELD DURING 2004	HOLDINGS BOARD	AUDIT AND ACTUARIAL	REMUNERATION	HR AND EMPOWERMENT	INVESTMENT	RISK
	5	5	4	3	4	4
MEMBER	MEETINGS ATTENDED	MEETINGS ATTENDED	MEETINGS ATTENDED	MEETINGS ATTENDED	MEETINGS ATTENDED	MEETINGS ATTENDED
Eric Molobi *(appointed 1 July 2004)*	2		2			
Peter Doyle	5	5*	4*	3	3	3
Abel Sithole	5	4*		3	3	
Preston Speckmann	5	5*			2	4
Ntuthukoyezwe Buthelezi	2			1		
Irene Charnley *(resigned 2 December 2004)*	3			0		
Willie Esterhuyse	5		4	3		
Peter Lamprecht	5	4				4
Syd Muller	5	4			3	
John Newbury	5	4	4			
JJ Njeke *(appointed 1 July 2004)*	1	2				
Andile Sangqu *(appointed 1 July 2004)*	2					
Gloria Serobe *(resigned 28 February 2005)*	4	1			0	
Marius Smith	5	5			3	4
Franklin Sonn	4			3		3
Johan van Reenen	5		2		3	4
Sandile Zungu *(resigned 9 October 2004)*	3			1		

** Not a member - attends meetings*

MEMBERS OF BOARD SUB-COMMITTEES					
AUDIT & ACTUARIAL	**REMUNERATION**	**HR & EMPOWERMENT**	**INVESTMENT**	**RISK**	**NOMINATIONS**
CHAIRMAN					
Marius Smith	John Newbury	Eric Molobi - *appointed 10.04* Irene Charnley - *resigned 10.04*	Gloria Serobe - *resigned 02.05*	Peter Lamprecht	Eric Molobi - *appointed 01.05*
MEMBERS					
Peter Lamprecht Syd Muller John Newbury - *resigned 12.04* JJ Njeke - *appointed 07.04* Gloria Serobe - *resigned 02.05*	Willie Esterhuyse Eric Molobi - *appointed 08.04* JJ Njeke - *appointed 12.04* Johan van Reenen	Ntuthukoyezwe Buthelezi Peter Doyle Willie Esterhuyse John Newbury - *appointed 01.05* Abel Sithole Franklin Sonn Sandile Zungu - *resigned 09.04*	Peter Doyle Syd Muller Abel Sithole Marius Smith Preston Speckmann Johan van Reenen *- deputy chairman*	Peter Doyle Preston Speckmann Marius Smith Franklin Sonn Johan van Reenen	Peter Doyle John Newbury Gloria Serobe - *resigned as chairman 01.05 and as member 02.05*
EXECUTIVE DIRECTORS TO ATTEND					
Peter Doyle Abel Sithole Preston Speckmann	Peter Doyle				
MANAGEMENT ON STANDING INVITATION					
Sedick Steenkamp Justin van den Hoven Wilhelm van Zyl	Wiebke Lusted	Willem Coetzee Nkosinathi Chonco	Shadrack Ganda Allan Martin Mike McDougall Asief Mohamed Wilhelm van Zyl	Wilhelm van Zyl Sedick Steenkamp	
SECRETARY TO ALL COMMITTEES Bongiwe Gobodo-Mbomvu					

SUSTAINABILITY

A separate, comprehensive report on non-financial matters, including health and safety and other aspects of business sustainability, will be issued in June 2005 and will be available on the group's website http://www.metropolitan.co.za, in the investor relations section.

CURRENT EMPOWERMENT STATUS

(assessed on basis of Financial Sector Charter and broad-based BEE codes of good practice)

FSC scorecard

The financial sector's black economic empowerment charter, known as the Financial Sector Charter or FSC, was signed in October 2003 but has not yet been gazetted, and its requirements are therefore not legally binding. As a signatory, we at Metropolitan remain committed to the spirit and the letter of the charter, and have therefore opted to complete the scorecard that forms part of this economically and socially significant document, and to incorporate the former into our 2004 annual report. We believe that it clearly demonstrates the incremental nature of our progress towards successfully transforming all aspects of our business.

We also endorse the concepts underlying the department of trade and industry's (DTI) draft codes of good practice for broad-based black economic empowerment (BEE), published in December 2004, and look forward to a speedy resolution of the current areas of difference between the charter and the codes.

Scorecard data unaudited

Various of the FSC targets have still to be quantified by the recently appointed charter council. Furthermore, several definitions in the FSC are currently under review, as mentioned above. Consequently we, like the majority of industry players, have not yet had our scorecard independently verified. We have, however, subjected it to stringent internal auditing controls and it is our intention to have it audited by a council appointed external rating agency immediately clarity has been achieved on the outstanding issues.

Comment on core scorecard components

Human resources development

Metropolitan continues to make major strides in two of the three sub-categories, being employment equity and skills development. While we have some way to go as regards learnerships, we moved a lot faster in 2004 than we did in 2003, and are still picking up the pace in 2005.

Employment equity

We achieved all our employment equity goals and objectives for 2004 thanks in no small measure to the support of our board, group chief executive and employment equity consultative forum. Our statistics are already closely aligned with those of the FSC although the representation of black people, especially black women, in senior management is not yet at the desired level. A survey conducted during the year indicated that employees are satisfied with our initiatives to ensure a fully representative staff complement. Implementation of our people with disabilities strategy, developed in 2004, is scheduled to commence in 2005.

Skills development

Given that developmental priorities were closely linked to key business drivers in 2004, most of our human and financial resources were devoted to sales training to facilitate the attainment of full regulatory compliance by our intermediaries. We continued to align all internal training programmes with the National Qualifications Framework (NQF), thereby ensuring that the knowledge and skills acquired by our employees are portable.

Learnerships

In direct support of SA's national skills development strategy, we enrolled 92 employed learners in 2003 and a further 17 unemployed matriculants, including five persons with disabilities, in 2004. Our aim in the case of the latter is to enhance their chances of securing employment by obtaining a qualification reflective of employable knowledge and/or skills.

Procurement

Our procurement spend with black businesses (in terms of a broad-based assessment process), currently 19%, should meet and hopefully exceed the target of 50% by 2008. However, it must be stressed that this percentage was calculated using broad-based criteria, in line with the DTI's codes of good practice mentioned above, to evaluate the overall empowerment status of suppliers and not only the ownership component as stipulated in the FSC. It should also be noted that it represents a drop of 13% below the 32% quoted in our 2003 annual report which we indicated would be lower once we had refined our internal accreditation process to comply with external definitions.

Enterprise development

This has become one of the key areas of focus for corporates, like ourselves, wanting to assist in accelerating the transformation of small, medium and micro enterprises (SMMEs). Although we were not active in this arena in 2004, we have recently launched two major initiatives, which support both the government's objectives and the charter requirements in this regard. We have identified five black SMMEs where capacity-building training and mentorship programmes will be run to help them achieve optimum functionality as service providers. We will also be providing development programmes covering the core components of BEE for five white SMMEs, assisting them with their strategies and their strategic interventions to the point where they achieve BEE accreditation. In all instances, we believe we will be making a substantial contribution to the sustainability of the companies concerned. The success of this pilot programme will determine the speed at which it is rolled out to additional SMMEs.

Access to financial services

The charter council has not yet set targets or measurements for 16 of the 18 points allocated to this core component. The two points assigned to consumer education are the exception in this regard as input is easy to quantify. Consumer education remains one of our key deliverables and ongoing contributions, in terms of time and creative energy as well as money invested, meant that we could claim full points for our efforts.

As the dominant provider of life insurance products and services in the aspirant market (monthly household income up to R4 000), where we write nearly 45% of our retail business, distribution is one of our key differentiators and we are constantly striving to expand our delivery capacity and capabilities. Affordability, the other side of the accessibility coin, is another of the fundamentals on which we focus.

We have been operating in this market since 1898, ie for over 100 years, and continue to tailor our products and services to meet the financial needs and aspirations of entry-level consumers. For example, more than 80% of the sales staff in our employ (management and intermediaries) are black people, all of whom have an intimate knowledge of the markets in which we operate. They are able to identify with consumers, including interacting with them in the language of their choice.

Consequently we believe that we can justifiably claim to be a facilitator of effective access to life assurance products and services for people in LSMs 1 - 5. However, in the absence of criteria laid down by the charter council, we have not awarded ourselves any points in this category other than the two to which we are entitled for consumer education initiatives. Accordingly, we have reduced the total number of scorecard points by sixteen.

Empowerment financing

In terms of FSC targets we are required to invest some R900 million, or 3.6% of what are termed our designated assets under management (currently valued at R25 billion), over the three year period 2004 - 2006, in projects of an empowerment financing nature. Of this amount, two thirds has to be allocated to targeted investments and one third to BEE transaction financing. To date we have invested more than R5.6 billion in such projects, which equates to 18% of our designated assets. In 2004 alone we invested approximately R1.6 billion in the two categories of empowerment financing combined.

Ownership and control

The successful conclusion of our strategic partnership with Kagiso Trust Investments (KTI) was, as far as we are aware, the first fully funded empowerment ownership transaction of substance to come to fruition in South Africa. As a result, our direct black equity ownership stands at 14% (KTI's 10% plus the 4% stake of our black staff). In addition, we have estimated indirect black equity ownership in the region of 11.5% (black policyholders 3.5%, black retirement fund members - mainly from the PIC and Transnet - 8%).

We understand that both direct and indirect percentages are subject to revision once the debate around the definition of ownership has been concluded.

Corporate social investment (CSI)

Black community-based projects with a strong developmental and transformational emphasis remained the focal point of our CSI commitments, which in 2004 met the FSC's target for 2008 (refer to p 54 for more information).

FINANCIAL SECTOR CHARTER (FSC) SCORECARD

CORE COMPONENT OF BEE ITO FSC SCORECARD	FSC TARGET (2008/ 2010 OWNERSHIP)	METROPOLITAN'S 2004 STATUS	MAXIMUM POINTS ITO FSC SCORECARD	METROPOLITAN'S 2004 POINTS
HR development			**20**	**18.01**
Employment equity			15	15
Senior management				
Black people	20-25%	26%	4	4
Black women	4%	6%	1	1
Middle management				
Black people	30%	36%	4	4
Black women	10%	12%	1	1
Junior management				
Black people	40-45%	48%	4	4
Black women	15%	22%	1	1
Skills development			5	3.01
% spend (payroll) on black people	1.5%	21.6%	3	3
Learnerships				
% of total work force	4.5%	0.20%	2	0.1
Procurement	50%	19%	**15**	**4**
Enterprise development				
Access to financial services			**18**	**2**
Life assurance products and services			16	0*
Consumer education	0.2%	0.5%	2	2
Empowerment financing	TBF	18%	**22**	**22**
Ownership and control			**22**	**21.5**
Direct black ownership	10%	14%	12	12.5
Indirect black ownership	15%	11.5%	2	2
Board				
Black people	33%	40%	2	2
Black women	11%	10%	1	1
Executive				
Black people	25%	40%	4	4
Black women	4%	0	1	0
Corporate social investment	0.5%	0.5%	**3**	**3**
Total points			**100 – 16* = 84**	**70.51**

* See note under access on p 50

INTRODUCTION

HIV and AIDS continue to challenge all levels of society and the economy in Southern Africa. As an employer, a provider of products and services and a responsible corporate citizen, Metropolitan manages the epidemic at a strategic level, tackling it on various fronts right across the group.

IMPACT OF HIV AND AIDS ON OUR WORKFORCE

Prevalence rate

Our HIV prevalence rate has been estimated to be 9% of the population of 7 549 employees, including temporary staff and contractors. This rate takes into account the fact that some of the 5 008 employees who did not participate in the testing programme did not do so because they know they are HIV positive.

Take-up rate

The percentage of Metropolitan employees who have taken up the HIV and AIDS benefits under the group's HIV and AIDS health management programme is estimated to be only 12% of the estimated number of HIV positive employees. The challenge is around communicating the benefits of knowing one's status, and of health management for the infected.

HIV and AIDS workplace programme

Metropolitan's flagship programme is available to all members of staff, providing the following benefits:

- Ongoing information and education on HIV and AIDS through various media
- Free voluntary counselling and testing for HIV for employees and their dependents
- Support, care, counselling, nutritional advice and vitamin supplementation provided by Qualsa under the HIV and AIDS health management programme for staff and their dependents
- Anti-retroviral treatment for employees when needed

HIV and AIDS management benefits and services

Voluntary counselling and testing (VCT)

The VCT programme is provided as an ongoing service for all employees and their dependents. Periodic "know-your-status" campaigns, in the context of open corporate health days, are held to encourage take-up of this service.

HIV and AIDS health management

All permanent Metropolitan employees who have HIV can access health management through Qualsa, a health management provider that is a subsidiary of the Metropolitan Health Group. Qualsa currently manages the health of around 70 Metropolitan employees who have HIV or AIDS. All information on these individuals is kept in the strictest confidence, with Metropolitan receiving reports only on the number of participants.

Prescribed minimum benefit

As of 1 January 2005, all medical schemes in South Africa, in keeping with the relevant legislation, must offer HIV and AIDS treatment benefits for members as part of their prescribed minimum benefits. In keeping with this, Metropolitan employees, irrespective of the medical scheme to which they belong, ie whether they are a member of the Metropolitan Staff Medical Scheme or their spouse's scheme, will be eligible for the HIV and AIDS benefit as a prescribed minimum benefit.

In our international operations, however, Namibia's scenario remains unchanged and the Namibia Staff Retirement Fund will continue to fund HIV and AIDS treatment for employees.

Cost of treatment

The cost of the Metropolitan HIV and AIDS intervention programme amounted to approximately R1.2 million in 2004. This figure includes the cost of the voluntary testing and counselling programme, corporate health days, condom distribution, a communications audit and the HIV and AIDS health management programme.

Savings for employee benefits and medical schemes

As a result of introducing a HIV and AIDS treatment programme, Metropolitan is estimated to have saved a total of R5.2 million in group life assurance and medical scheme costs. These savings are estimated by taking into account the significant improvement in the health of the individuals who are on the HIV and AIDS health management programme and the fact that they are able to lead productive lives. No provision has been made for additional indirect savings resulting from reduced absenteeism, sick leave, recruitment costs or training expenditure, nor for increased productivity. Further benefits will also be derived as the social impact of the condition will be diminished.

Net saving

The net direct saving as a result of introducing HIV and AIDS interventions in the Metropolitan workplace is therefore estimated to be R4 million. This saving would increase significantly were the take-up rate of HIV benefits under the health management programme to increase, which would also have an impact on managing existing and preventing new infections.

IMPACT OF HIV AND AIDS ON OUR BUSINESS

The claims experience across the group life insurance and disability business in the employee benefits arena is deteriorating. This has resulted in escalating premiums and/or a reduction in the benefits enjoyed by members covered under group schemes offered by retirement funds and/or employers. Metropolitan has managed to control the impact of this on its employee benefit business by ensuring that the increased mortality is reflected in its pricing bases.

In the individual life arena, the market is still being impacted by clients' resistance to HIV testing, with early signs that this may be starting to decrease. To date this has meant that fewer people were willing to take out policies with life cover if HIV testing was required. We have therefore experienced a trend where policies with lower sums assured or providing funeral cover only were sold. There has also been a marked increase in the number of pure endowments sold (ie policies with no life cover and therefore no HIV testing requirements).

AIDS exclusion clauses

A significant step in 2004 has been the recommendation by the Life Offices' Association that life offices remove all AIDS exclusion clauses from their insurance products. Metropolitan has not applied a general AIDS exclusion clause for many years, but - at the choice of the client - such a clause is still applicable to certain basic and some supplementary benefits. This step will, however, go a long way towards reducing stigma and discrimination amongst clients and dealing with all stakeholders in an equitable manner.

Mitigating the impact

Where appropriate, the pricing and valuation reserves of all benefits make allowance for the expected impact of AIDS related claims. The latter is based on a projection of the likely AIDS experience over the next 30 years for a number of sub-categories of lives (eg where there has been an initial HIV negative test). The basis is reviewed annually and applied to all new and existing business. Our underwriting limits are set according to the dimensions that have the most dominant effect on HIV prevalence, namely age and geographical location.

HIV AND AIDS CONSULTING

As companies and organisations continue to grapple with HIV and AIDS, there remains a need for holistic solutions that address HIV and AIDS at all levels in business, government and civil society. Metropolitan continues to address these needs through the following consulting services provided by the group:

- workplace audits
- knowledge, attitudes and practices audits
- impact assessments
- policy formulation and strategic planning
- voluntary counselling and testing programmes
- health management for HIV and AIDS, including anti-retroviral therapy
- sustainability reporting

Our consulting services were employed by a wide range of organisations across many sectors - government, business and civic - during the past year.

HIV AND AIDS ADVOCACY

Metropolitan is actively involved in advocacy for positive action to manage AIDS in business and business-related organisations. We shared knowledge and skills on a range of topics relating to HIV and AIDS at several conferences and seminars during 2004.

Metropolitan also has representation on the Global Business Coalition on HIV and AIDS (GBC), the Actuarial Society of South Africa (ASSA) AIDS sub-committee, the LOA's AIDS Strategy Sub-Committee, the Southern African Clinicians' Society and the South African Business Coalition on HIV and AIDS (SABCOHA).

COMMUNITY RESPONSES

Metropolitan recognises the impact that HIV and AIDS is having on the health and prosperity of the communities where we do business, and we acknowledge that we are jointly responsible for their sustainability. We are currently involved in numerous community-based projects that address HIV and AIDS.

We also manage RedRibbon, the internet portal focusing on many aspects of HIV and AIDS in Southern Africa. Apart from its existence as a portal on the worldwide web, the site is also hosted by around 40 corporate intranets nationally. Amidst many other developments in 2004, RedRibbon contracted with three HIV positive people to write their diaries online. This project will go a long way in supporting the RedRibbon philosophy that AIDS is a manageable, treatable condition and that people with HIV are as ordinary or extraordinary as anyone else.

CONCLUSION

We will continue to treat HIV and AIDS as strategic issues in our business operations, our workforce and the community projects that we support. Our ongoing commitment to man aging the epidemic internally will be evident in a training programme planned for 2005, and a strong communication drive to encourage take-up of the VCT and health management services. As our capacity around HIV and AIDS grows across the group, we will be in an even stronger position to empower individuals, companies and organisations to manage HIV and AIDS holistically and effectively.

CORPORATE SOCIAL INVESTMENT (CSI) PROJECTS

During 2004 Metropolitan reaffirmed its commitment to people by continuing to partner with communities, equipping them to assume responsibility for their own development. A brief overview of the corporate social investment projects in which we participated is set out in the table below. In several instances our assistance included logistical as well as financial support. Money alone is never sufficient; its benefits can, however, be extended by the time, effort and creative energy of people, which is where our staff have played, and continue to play, a vital supporting role.

The table below includes a brief outline of the major projects in which the group invested in 2004. In total the group spent in the region of R 5.7 million, or 1.0% of core headline earnings (R554 million), a life insurance company's equivalent of post-tax operating profit, on CSI projects. We have met the current Financial Sector Charter (FSC) target for 2008 of 0.5%, applicable to South Africa only (refer to p 51).

PROJECT	LOCATION	DESCRIPTION	INVESTMENT
Humana People to People	Dobsonville, Soweto	Offers voluntary counselling and testing (VCT) for HIV/AIDS, HIV/AIDS awareness, educational and training programmes, home-based care for AIDS sufferers	R40 000
Tree	Durban, KwaZulu-Natal	Holistic training for early childhood development (EDC) practitioners where challenges like HIV/AIDS are also addressed	R124 000
Meulenhof and other schools	Western and Eastern Cape	Adopt a school project aimed at raising standard of education in adopted schools	R150 000
Positive Health	National	HIV nutritional books distributed throughout the country at no cost to the recipient	R120 000
Positive Talk	Johannesburg	Interactive radio talk show on KayaFM focusing on HIV/AIDS	R130 000
Actuaries on the move	Johannesburg, Durban, Pietermaritzburg	Equips learners with the skills needed to cope with the demands of tertiary studies, especially in maths and science	R1 985 000
Metropolitan/SASI Annual Research Awards	National	South African Savings Institute (SASI) competition aimed at stimulating new savings ideas	R270 000
Trustee education workshops	Various major centres	Financial education for retirement fund trustees	R800 000
Creating Wealth forums	National	Women's forums run in conjunction with True Love magazine, focusing on financial matters	R900 000
Supa Strikas	National	Financial education in the form of a one page story that appears monthly in Supa Strikas	R600 000
Nokuphila's Letter	National	Black women's club magazine focusing on financial education and other topical matters	R48 000
Isoleswe	National	Financial column dealing with topics such as budgeting and marriage contracts	R115 000
Intandokazi Women's Club	KwaZulu-Natal	Ten forums similar to the True Love Creating Wealth forums	R102 000
MHG staff community challenge	National	MHG matched funds raised by staff rand for rand	R86 000

SPONSORSHIPS

There was no change in Metropolitan's approach to sponsorships during the past year: the simultaneous building of stakeholder relationships and brand loyalty was still the overarching objective. Consequently the focus on the core brand values of people, trust and performance was as strong as ever, with social benefit as important as economic value add. The use of sponsorships to strengthen the group's association with empowerment, HIV/AIDS and financial education also continued. The table below summarises the major sponsorships undertaken in 2004, during which sponsorship spend totalled some R5.2 million.

PROJECT	OWNER	LOCATION	DESCRIPTION	INVESTMENT
Metropolitan Premier Cup	Bail United AFC	National	Brand-building U19 soccer tournament with strong developmental emphasis	R1 100 000
Goalkeeper academy	Bail United AFC	W Cape	Developmental opportunity for disadvantaged players	R50 000
Supplier sponsorship	SA Rugby Pty Ltd	National	Brand-building opportunity	R1 400 000
ITG/Metropolitan empowerment conference	International Trade Group	Gauteng	BEE focused event promoting SMME investment	R288 000
BMF corporate governance workshops	Black Management Forum	National	Annual BEE event with strong financial education focus	R285 000
SASI / Metropolitan research awards	South African Savings Institute (SASI)	Gauteng	Research excellence	R250 000
Metropolitan Eastern Cape Awards	Eastern Cape government	Eastern Cape	Honour children of the Eastern Cape who have excelled and showcase the province's long and impressive list of role models for the youth	R950 000
Metropolitan Positive Talk Show	Khaya FM	Gauteng	Radio talk show focusing on HIV/Aids	R90 000
Golf day linked to annual healthcare convention	Board of Healthcare Funders	Western Cape	Organising costs	R55 000
Smaller sponsorships: schools NGOs (<R10 000), staff	Various	National	Various	R70 000
Union conferences	OFSATA, USAPE	Free State		R30 000
Metropolitan Lesotho Schools Music Competition	Lesotho Schools Music Association	Maseru	Prizes for music competition for primary and post-primary schools	M37 000
Various sports sponsorships	National University of Lesotho (NUL)	Roma	Organising expenses, equipment, kit, scoreboard, etc	M17 000
Re Ba Bona Fa	Botswana Football Association	Gaborone	Footballs, t-shirts and other equipment for developmental programme	P25 000
Metropolitan Rugby Board Trophy	Namibian Secondary Schools Rugby Board	Across Namibia	Rugby league for secondary schools throughout the country	N$50 000
Sam Nujoma/Metropolitan Independence Race	Namibian government	Windhoek	Annual run/walk as part of Namibia's Independence Day celebrations	N$30 000
Business Orators League and Business Communicator of the Year	Namibian Department of Education	Across Namibia	Debating competition for secondary schools throughout the country	N$45 000



WHAT IS IT ABOUT A PEBBLE
THAT MAKES US WANT TO KEEP IT?
WHAT IS IT ABOUT A STONE THAT
MAKES US WANT TO COUNT IT?
WE ARE FROM DAYS OF OLD.
COUNTERS AND COLLECTORS
ANCIENT CUSTODIANS OF CURRENCY



RESPONSIBILITY FOR ANNUAL FINANCIAL STATEMENTS

The directors take responsibility for ensuring that these financial statements accurately and fairly represent the state of affairs of the company and of the group at the end of the financial year and the profits and losses for the year. The directors are also responsible for the accuracy and consistency of other information included in the financial statements.

To enable the directors to meet these responsibilities:

> the board is guided by the management of the group by whom the financial statements are prepared; opinions are obtained from the statutory actuaries of the life insurance companies and the external auditors of the companies.

> the board is advised by the audit and actuarial committee, comprising only non-executive directors. The committee meets regularly with the auditors, the statutory actuaries and the management of the group to ensure that adequate internal controls are maintained, and that the financial information complies with Generally Accepted Accounting Practice. The internal and external auditors and the statutory actuaries of the companies have unrestricted access to this committee.

To the best of their knowledge and belief the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures occurred during the year under review.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act, 1973 as amended and the Long-term Insurance Act, 1998 as amended and comply with South African Statements of Generally Accepted Accounting Practice and guidelines issued by the Actuarial Society of South Africa.

The directors have no reason to believe that the group, or any company within the group, will not be a going concern in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the group and the company.

It is the responsibility of the independent auditors to report on the financial statements. In order to do so they were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The audit report is presented on page 59.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements, presented on pages 60 to 127 and the inside back cover, were approved by the board of directors on 8 March 2005 and are signed on its behalf by:



ERIC MOLOBI | *Group chairman*

Cape Town, 8 March 2005



PETER DOYLE | *Group chief executive*

Cape Town, 8 March 2005

CERTIFICATE BY THE COMPANY SECRETARY

In accordance with the provisions of section 268G(d) of the South African Companies Act, 1973, as amended, I certify that for the year ended 31 December 2004 the companies have lodged with the registrar of companies all such returns as are required of a company in terms of the Act, and that all such returns are true, correct and up to date.



BONGIWE GOBODO-MBOMVU | *Company secretary*
Metropolitan Holdings Limited and Metropolitan Life Limited
Cape Town, 8 March 2005

REPORT OF THE INDEPENDENT AUDITORS

We have audited the company and the group annual financial statements of Metropolitan Holdings Limited and the annual financial statements of Metropolitan Life Limited as set out on pages 60 to 64 and 71 to 123 for the year ended 31 December 2004. These financial statements are the responsibility of the directors of the companies. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

> examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
> assessing the accounting principles used and significant estimates made by management
> evaluating the overall financial statements presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the companies and of the group at 31 December 2004, and the results of their operations, statement of changes in equity and cash flow information for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South Africa Companies Act, 1973 as amended.



PRICEWATERHOUSECOOPERS INC. | *Chartered Accountants (SA); Registered Accountants and Auditors*
Cape Town, 8 March 2005

CERTIFICATE BY THE STATUTORY ACTUARIES

We hereby certify that:

> the valuations of all the life insurance companies in the group, listed below, as at 31 December 2004, the results of which are summarised in the statutory actuaries' report on page 72 and pages 85 to 87, have been conducted in accordance with, and said report has been produced in accordance with, applicable Actuarial Society of South Africa Professional Guidance Notes
> the statutory actuaries' report, read together with the financial statements, fairly presents the financial position of the group
> the insurance companies were financially sound as at the valuation date, and in our opinion are likely to remain financially sound for the foreseeable future.



JOHANNES WEERS FIA | *Statutory actuary*
Metropolitan Life Limited



MURRAY LE ROUX FIA | *Statutory actuary*
Metropolitan Life (Namibia) Limited,
Metropolitan Life of Botswana Limited
and Metropolitan Lesotho Limited



GILES WAUGH FIA | *Statutory actuary*
Metropolitan Odyssey Limited and
Metropolitan International Limited

Cape Town, 8 March 2005



The directors take pleasure in presenting their annual report, which forms part of the audited annual financial statements of the company and of the group for the year ended 31 December 2004.

PRESENTATION OF FINANCIAL STATEMENTS

International Financial Reporting Standards (IFRS)

The group is in the process of converting to IFRS and will be fully compliant when reporting on the 2005 results as required by the JSE Securities Exchange South Africa (JSE). Both IFRS 4 - Insurance contracts - and IAS 39 - Financial instruments: recognition and measurement - were issued during 2004 and came into effect on 1 January 2005. These standards may change the way in which results will be reported in the future but will not be implemented retrospectively. Therefore the interim results for 2005 may not be directly comparable with those of 2004. The industry is working with the South African Institute of Chartered Accountants and the Actuarial Society of South Africa to develop guidance for the sector with a view to standardising the implementation of these standards in order to provide the users of financial statements with more comparable financial results.

Annual financial statements of Metropolitan Holdings Limited and Metropolitan Life Limited

The annual financial statements of Metropolitan Life Limited, the largest operating subsidiary of the holding company, are disclosed with the Metropolitan Holdings group figures in this report. The annual financial statements of Metropolitan Holdings Limited are disclosed on pages 116 to 123.

Consolidated annual financial statements and a directors' report have not been provided for Metropolitan Life Limited as it is a wholly owned subsidiary of Metropolitan Holdings Limited. Metropolitan Life Limited's Lesotho business was transferred to Metropolitan Lesotho Limited with effect from 1 January 2004 which means that the figures for 2004 are not totally comparable with 2003 on a company level. In the opinion of the directors, the consolidated financial statements of Metropolitan Holdings Limited best serve the needs of users. The registered office of Metropolitan Holdings Limited is disclosed on the inside back cover.

Adjustments to comparative figures

The following comparative figures were restated as a result of changes in allocation during 2004:

- certain collective investments were reallocated from equities to funds on deposit and other money market instruments for more appropriate disclosure
- income from insurance business was reallocated from retail to corporate in the segmental report. The calculation is based on cost of capital used for embedded value purposes, as it is a more appropriate allocation for the businesses involved
- deferred tax assets and liabilities of R1 million.

The impact of these reallocations per line item on the group comparative figures is set out below.

Description	Allocation	Increase Rm	Decrease Rm
Equities	Balance sheet, note 3.1		27
Funds on deposit and other money market instruments	Balance sheet	27	
Income from insurance business - retail	Segmental report		418
Income from insurance business - corporate	Segmental report	418	

Change in accounting policy - consolidation of staff share schemes

This accounting policy has been changed as required by the GAAP Monitoring Panel (GMP) and in accordance with the requirements of AC132 - Consolidated financial statements and accounting for investments in subsidiaries. Shares issued to participants since 1 January 2001, the date on which the group adopted AC133 - Financial instruments: recognition and measurement - have been reversed on consolidation as they do not comply with the derecognition rules set out in that standard. These shares are assumed to have been issued as ordinary shares for purposes of calculating diluted earnings, headline earnings and core headline earnings per share. The comparative figures have been adjusted as detailed below.

	Published 2003 Rm	Adjustment Rm	Restated 2003 Rm
Income statement			
Earnings	1 064	(68)	996
Headline earnings	1 117	(68)	1 049
Core headline earnings	434	(45)	389
Core headline earnings per share (cents)	62.09	(2.43)	59.66
Headline earnings per share (cents)	159.80	1.09	160.89
Earnings per share (cents)	152.22	0.54	152.76
Weighted average number of shares in issue (million)	699	(47)	652
Balance sheet			
Non-current assets - debentures and loans	760	(451)	309
Current assets - receivables	1 325	14	1 339
Capital and reserves - share premium	2 196	(415)	1 781
Capital and reserves - distributable reserve	3 000	(22)	2 978

NATURE OF ACTIVITIES

The Metropolitan Holdings group comprises registered life insurance and related financial services companies that transact individual life, group schemes, employee benefits and health insurance, as well as medical aid scheme administration, managed care and other related health risk management services, asset management business and collective investments in Africa.

RESULTS OF OPERATIONS

The operating results and the financial position of the company and of the group are reflected in the balance sheet, statement of actuarial values of assets and liabilities, income statement, policyholders' fund analysis, statement of changes in equity, cash flow statement and the notes thereto.

Earnings for the year under review were R1 677 million (2003: R996 million restated), net of R85 million (2003: R53 million) goodwill written off. Core headline earnings were R554 million (2003: R389 million restated) and core headline earnings per share 89.07 cents (2003: 59.66 cents restated). Group core headline earnings were derived from the following businesses:

	2004		2003	
Analysis of core headline earnings	Rm	%	Rm	%
Retail business	**263**	**47.5**	207	53.2
Corporate business	**107**	**19.3**	111	28.5
International business	**52**	**9.4**	3	0.8
Metropolitan Health Group	**46**	**8.3**	20	5.2
Shareholders' capital	**86**	**15.5**	48	12.3
	554	**100.0**	389	100.0

The operations of the group and its major businesses are reviewed in the review of operations on pages 18 to 31.



SHARE CAPITAL

Repurchase and cancellation of shares

Metropolitan Holdings Limited repurchased and cancelled 36 million ordinary shares at a cost of R240 million under the specific buy-back authority obtained during 2003. In addition, 7 million shares were repurchased through the open market and cancelled at a cost of R55 million.

Issue of variable rate convertible redeemable preference shares

On 1 October 2004 Metropolitan Holdings Limited issued 75 842 650 variable rate convertible redeemable preference shares at an issue price of R7.12 per share (par value 0.0001 cents per share) to Kagiso Trust Investments (Proprietary) Limited, a broad-based empowerment company. The dividend rate per annum is 74% of the ruling prime interest rate, an initial margin of 0.5% per annum plus additional cumulative performance margins. The dividend will be paid semi-annually in arrears on 31 March and 30 September each year.

The capital reduction of R1.00 per share (see below) has reduced the outstanding consideration to R6.12 per share.

Odd-lot offer

An offer was made to all shareholders who held in aggregate less than 100 Metropolitan Holdings Limited shares at the close of business on Friday, 17 September 2004. Shareholders were given the opportunity either to sell their odd-lot holdings to the company at the offer price of R7.64 plus a premium of 5%, or to subscribe for a sufficient number of additional Metropolitan Holdings Limited shares at the offer price in order to increase their odd-lot holdings to 100 shares, or to retain their odd-lot holdings. As a result of this offer a net 73 114 shares were bought back at a cost of R587 328 and cancelled; these shares were deducted from shareholders' equity. The number of shareholders reduced from 27 973 to 10 699.

Capital reduction

A capital reduction of R1.00 per share was declared on 2 December 2004 to all classes of issued share capital, and was paid on 10 January 2005. A liability was raised and share premium reduced by R780 million.

Share options

The group has not issued any share options.

SHAREHOLDERS' DIVIDEND

Ordinary share dividend

An interim dividend of 20.50 cents per ordinary share was declared in September 2004 and paid in October 2004. On 8 March 2005 a final dividend of 31.50 cents per ordinary share was declared, payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 1 April 2005 and will be paid on Monday, 4 April 2005. The last day to trade "cum" dividend will be Wednesday, 23 March 2005. The shares will trade "ex" dividend from the commencement of business on Thursday, 24 March 2005. Share certificates may not be dematerialised or re-materialised between Thursday, 24 March and Friday, 1 April 2005, both days inclusive.

Staff share purchase scheme dividend

A dividend of R44 million (2003: R59 million) was also declared on the unlisted shares in the staff share purchase scheme, as provided for in the trust deed.

Preference share dividend

A dividend of R25 million was declared on 8 March 2005, payable on 31 March 2005. The declaration rate of 9.2% was determined as set out in the company's articles.

Secondary tax on companies (STC)

Estimated STC of R18 million is payable in respect of the total dividends declared.

DIRECTORATE AND SECRETARY

Eric Molobi, JJ Njeke and Andile Sangqu (alternate to Eric Molobi) were appointed to the board of directors of Metropolitan Holdings Limited as non-executive directors with effect from 1 July 2004. Non-executive directors Sandile Zungu, Irene Charnley and Gloria Tomatoe Serobe resigned from the board with effect from 9 September 2004, 2 December 2004 and 28 February 2005 respectively due to other responsibilities. Eric Molobi was appointed chairman with effect from 1 January 2005, replacing Gloria Tomatoe Serobe. Detailed information regarding the directors and secretary of Metropolitan Holdings Limited is provided on page 43 in the corporate governance report. The directors of Metropolitan Life Limited are set out on the inside back cover.

DIRECTORS' INTEREST

During the financial year no contracts that significantly affected the business of the group were entered into in which directors of the company had an interest. Subsequent to the conclusion of the transaction with Kagiso Trust Investments (Proprietary) Limited, Eric Molobi, JJ Njeke and Andile Sangqu were appointed to the board of directors of Metropolitan Holdings Limited. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

DIRECTORS' SHAREHOLDING

The aggregate direct and indirect holdings of the directors of the company at 31 December 2004 are set out below. The directors purchased these shares at ruling market prices. Executive directors participate in the staff share purchase scheme. At 31 December 2004, loans of R26 million (2003: R27 million) were owed by the executive directors to the share trust in terms of this scheme.

No shares in the scheme were allocated to executive directors during the course of the year. No other changes occurred between the financial year-end and the approval of the financial statements. The detail in terms of the listings requirements of the JSE Securities Exchange South Africa is set out on pages 44 and 45 in the corporate governance report.

	Direct		Indirect		Total	Total
	Beneficial '000	Non-beneficial '000	Beneficial '000	Non-beneficial '000	2004 '000	2003 '000
Listed						
Executive directors	64			778	842	842
Non-executive directors	54	59	132		245	168
Unlisted						
(Share purchase scheme)						
Executive directors	3 296				3 296	3 446
	3 414	59	132	778	4 383	4 456

DIRECTORS' EMOLUMENTS

The executive directors have standard employment contracts with the company or its subsidiaries. There are no additional costs to the group. The aggregate remuneration of the directors is set out below. The detail in terms of the listings requirements of the JSE Securities Exchange South Africa is set out on page 46 in the corporate governance report.

	Fees R'000	Annual package R'000	Bonus R'000	Pension fund contribution R'000	Total 2004 R'000	Total 2003 R'000
Executive		4 718	2 250	740	7 708	5 567
Non-executive	2 870				2 870	2 531
Total	2 870	4 718	2 250	740	10 578	8 098

During the year the chairman was also entitled to a company car at a benefit value of R109 669 (2003: R71 420).

SPECIAL RESOLUTIONS

General meeting - 1 September 2004

At a general meeting of shareholders of Metropolitan Holdings Limited held on 1 September 2004 the following special resolutions were approved:

Authorised share capital increased

The authorised share capital of the company was increased by the creation of 75 842 650 variable rate cumulative convertible redeemable preference shares of 0.0001 cents each. The articles of association of the company were amended by the addition of a new article 135 that sets out the terms and conditions attaching to these shares.



SPECIAL RESOLUTIONS (CONTINUED)

Odd-lot offer

The company was authorised by way of specific approval in terms of section 85 of the South African Companies Act, 1973 as amended, to repurchase at the offer price plus a premium of 5% the ordinary shares of those odd-lot holders who elected to sell their odd-lot holdings to the company or who did not elect and were accordingly deemed to have sold their odd-lot holdings.

Annual general meeting – 26 May 2004

At the annual general meeting of shareholders of Metropolitan Holdings Limited held on 26 May 2004 the following special resolutions were approved:

New articles of association

New articles of association were adopted, which were amended and updated to conform to the current listings requirements of the JSE Securities Exchange South Africa, and further to make provision for amendments relating to the quorum required for shareholder and directors meetings, electronic communication, the STRATE environment, uncertificated securities and the removal of fractional entitlements to shares.

General approval for a share buy-back

The board of directors was authorised, by way of a general approval given in terms of section 85(2) of the South African Companies Act, 1973 as amended, to enable the company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital. Such authority is to remain valid until the company's next annual general meeting, but not beyond a period of 15 months after the date of the approval.

CORPORATE TRANSACTIONS

Transfer of Lesotho life book

Approval of the transfer of the bulk of the Lesotho business in Metropolitan Life Limited to Metropolitan Lesotho Limited was granted by the high court on 25 November 2004. The transaction has an effective date of 1 January 2004. Metropolitan Holdings Limited subscribed for further shares in Metropolitan Lesotho Limited to the value of R110 million.

Integration of 90:10 ring-fenced book

On 9 November 2004 the Financial Services Board approved the proposals submitted by Metropolitan Life Limited to integrate the insurance book previously acquired from Commercial Union Life Assurance Company of South Africa Limited and to remove the latter's 90:10 licence. The transaction has an effective date of 1 January 2004. An amount of R365 million was transferred to the policyholders' fund and the policies concerned have been fully integrated into the Metropolitan Life book. An amount of R295 million was transferred to a non-distributable reserve through the income statement, and may not be distributed to shareholders for a period of 10 years in terms of the agreement.

Metropolitan Life (Namibia) Limited

Channel Life Namibia Limited

Metropolitan Life (Namibia) Limited purchased 100% of Channel Life Namibia Limited with effect from 17 December 2004, as announced on SENS on 15 November 2004. The company had income from insurance business of N$21 million and net premiums received of N$64 million during 2004. Only the balance sheet was consolidated in the group results at 31 December 2004.

Methealth Namibia Administrators (Proprietary) Limited

As part of a black empowerment transaction Metropolitan Life (Namibia) Limited sold 5% of its stake in Methealth Namibia Administrators (Proprietary) Limited through a loan financing agreement, reducing its shareholding to 46% with effect from 1 January 2004.

The Pinnacle/Metropolitan Empowerment Trust

Metropolitan Holdings Limited sold 2.5% of its holding in Metropolitan Life (Namibia) Limited to The Pinnacle/Metropolitan Empowerment Trust through a loan financing agreement. The trust formed part of the black economic empowerment transaction with Pinnacle Business Investments (Proprietary) Limited during 2002 and its objectives are to provide financial assistance for the education of beneficiaries as well as medication to beneficiaries suffering from HIV/AIDS.

Metropolitan Life of Botswana Limited

A staff share trust was created for the staff of Metropolitan Life of Botswana Limited during 2004. In terms of the trust deed Metropolitan Life of Botswana Limited can issue up to 10% of its issued share capital as new shares to staff over the next five to ten years. An initial 3.3% was issued to staff during March 2004, with annual allocations to follow.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

DEFINITION OF EMBEDDED VALUE

This report sets out the fully diluted embedded value, taking into account all shares issued, and the value of new business of Metropolitan Holdings Limited and its subsidiaries. An embedded value represents the discounted value of expected after-tax future profits from the current business. The embedded value is defined as:

> the shareholders' net assets, adjusted to fair value
> plus the value of in-force business after allowing for the cost of capital in respect of the in-force business.

EMBEDDED VALUE RESULTS

Embedded value	2004 Rm	2003 Rm
Excess as per actuarial statement	5 504	5 423
Adjustment for:		
Goodwill (surplus in 90:10 fund included in 2003)	(284)	(998)
Holding company expenses	(252)	(220)
Staff share scheme loans	460	437
Convertible redeemable preference shares	184	-
Write-up to fair value for:		
Asset management	140	150
Health administration	386	265
Adjusted net asset value	6 138	5 057
Net value of in-force business	2 915	2 493
Individual life	2 288	1 993
Gross value of in-force business	2 444	2 078
Less: Cost of capital	(156)	(85)
Employee benefits	627	500
Gross value of in-force business	714	564
Less: Cost of capital	(87)	(64)
Fully diluted embedded value	9 053	7 550
Fully diluted embedded value per share (cents)*	1 225	1 068
Fully diluted adjusted net asset value per share (cents)*	831	715
Number of shares in issue (million)	739	707

* *After the capital reduction of 100 cents per share*

The holding company expenses reflect the present value of projected recurring expenses of that company.
The adjustment for goodwill is goodwill arising on purchase, less amounts amortised to date, in respect of Metropolitan Holdings Limited and its subsidiaries.

Value of life insurance new business	2004 Rm	2003 Rm
Retail business	135	58
Gross value of new business	140	61
Less: Cost of capital	(5)	(3)
Corporate business	54	34
Gross value of new business	67	37
Less: Cost of capital	(13)	(3)
International business *	16	11
Gross value of new business	20	12
Less: Cost of capital	(4)	(1)
	205	103

** Net of outside shareholders*

New business premiums	2004 Rm	2003 Rm
Recurring premiums		
Retail business	762	608
Corporate business	448	178
International business *	101	98
Individual life	78	84
Employee benefits	23	14
	1 311	884
Single premiums		
Retail business	1 258	1 019
Corporate business	1 059	1 398
International business *	210	67
	2 527	2 484
Annual premium equivalent (APE)	1 564	1 132

** Net of outside shareholders*

The value of new business shows the embedded value added as a result of writing new business. The value of new business is calculated as the present value (at point of sale) of the projected after-tax profits of the new business sold during the financial year after allowing for the cost of capital required in respect of the business written.

Profitability of new business	Margin 2004 %	Margin 2003 %
Retail business	15.2	8.2
Corporate business	9.7	10.7
International business	13.1	10.5
	13.1	9.1

Profitability is the value of new business as a % of annual premium equivalent (APE).

Value of non-life new business	2004 Rm	2003 Rm
Asset management	11	36
Health administration	173	36

CHANGES IN BASES AND ASSUMPTIONS

Metropolitan Holdings continuously reviews its embedded value methodologies to align them with evolving practice and to ensure consistency with other life insurers.

ASSUMPTIONS

The main assumptions used in the embedded value calculations are described below.

Economic	2004 % per annum	2003 % per annum
Risk discount rate	10.8	11.8
Investment returns (before tax) - smoothed bonus	9.7	10.7
Expense inflation rate	5.0	6.5

The investment return assumption was determined with reference to the market interest rate on South African government stocks at the valuation date. A notional long-term asset distribution was used to calculate a weighted expected investment return by adding the following premiums/(discounts) to the market interest rate of 8.3% per annum (2003: 9.3%) on South African government stocks as at 31 December 2004.

	% premium/ (discount) per annum	Gross return (% per annum) 2004	Gross return (% per annum) 2003
Equities	2.0	10.3	11.3
Properties	2.0	10.3	11.3
Government stock	-	8.3	9.3
Cash	(2.0)	6.3	7.3

Non-economic

The embedded value calculation uses the same best estimate assumptions with respect to future experience as those used in the financial soundness valuation.

The embedded value of in-force business includes the expected value of future premium increases resulting from premium indexation arrangements on in-force business. The value of new business excludes premium increases during the current year resulting from premium indexation arrangements in respect of in-force business, but includes the expected value of future premium increases in respect of new policies written during the current financial year.

Secondary tax on companies (STC) was allowed for at a rate of 7% (2003: 7%) of the value of in-force business.

VALUATION OF NON-LIFE SUBSIDIARIES

	Net asset value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	62	140	202
Health administration*	126	386	512

* *Includes the Polmed contract awarded during 2004*

SENSITIVITY OF THE IN-FORCE VALUE AND THE VALUE OF NEW BUSINESS

This section illustrates the effect of different assumptions on the value of in-force business, the value of new business and the cost of capital. For each sensitivity illustrated, all other assumptions have been left unchanged and, with the exception of the first two sensitivities, the central discount rate has been used. Note that the valuation basis does not change but only the assumed experience in the embedded value basis.

The table below shows the impact on the values of in-force and new business and cost of capital of a 1% change in the risk discount rate. It also shows the impact of independent changes in a range of other experience assumptions. The effect of an equivalent improvement in these experience assumptions would be to increase the base values by a percentage approximately equal to the reductions shown below.

	IN-FORCE BUSINESS			NEW BUSINESS WRITTEN			
	Net value Rm	Gross value Rm	Cost of CAR Rm	Net value Rm	Gross value Rm	Cost of CAR Rm	Notes
Base value	2 915	3 158	(243)	205	227	(22)	
1% increase in risk discount rate	2 597	2 975	(378)	172	209	(37)	(i)
% change	(11)	(6)	55	(16)	(8)	66	
1% reduction in risk discount rate	3 269	3 364	(95)	243	248	(4)	(i)
% change	12	7	(61)	19	9	(81)	
10% increase in future expenses	2 711	2 955	(243)	184	207	(22)	(ii)
% change	(7)	(6)	-	(10)	(9)	-	
1% increase in expense and salary inflation	2 846	3 089	(243)	203	226	(22)	
% change	(2)	(2)	-	(1)	(1)	-	
10% increase in policy discontinuance	2 853	3 096	(243)	192	214	(22)	
% change	(2)	(2)	-	(6)	(6)	-	
10% increase in mortality and morbidity	2 344	2 588	(243)	93	116	(22)	(ii), (iii)
% change	(20)	(18)	-	(54)	(49)	-	
1% reduction in gross investment return	2 435	2 837	(403)	172	211	(39)	(iv)
% change	(16)	(10)	65	(16)	(7)	73	
10% fall in market value of assets	2 684	2 927	(243)	205	227	(22)	
% change	(8)	(7)	-	-	-	-	
10% reduction in premium indexation take-up rate	2 864	3 107	(243)	198	220	(22)	
% change	(2)	(2)	-	(3)	(3)	-	
10% reduction in new business volumes	2 915	3 158	(243)	180	202	(22)	
% change	-	-	-	(12)	(11)	-	
10% increase in non-commission related acquisition expenses	2 915	3 158	(243)	180	202	(22)	
% change	-	-	-	(12)	(11)	-	

Notes

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits of Metropolitan Holdings and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

(iv) Bonus rates are assumed to change commensurately.

(v) The change in the value of cost of CAR is assumed to be nil where the sensitivity test causes an insignificant change in the value.

ANALYSIS OF CHANGE IN GROUP EMBEDDED VALUE

The table below summarises the analysis of the change in group embedded value over the 2004 financial year.

	Non-life business Rm	Life business Rm	2004 Total Rm	2003 Total Rm
Profit from new business	185	216	401	184
Point of sale	184	205	389	175
Expected return to end of year	1	11	12	9
Profit from existing business	(4)	818	814	374
Expected return	32	268	300	353
Operating experience variances	(10)	106	96	(50)
Operating assumption changes	(26)	219	193	71
90:10 fund amalgamation	-	225	225	
Embedded value profit from operations	181	1 034	1 215	558
Investment return on net worth	234	540	774	540
Investment variances	7	133	140	65
Economic assumption changes	(58)	169	111	192
Exchange rate movements	(1)	(16)	(17)	(6)
Total embedded value profit	363	1 860	2 223	1 349
Changes in share capital	(565)	112	(453)	(4)
Dividend paid	182	(472)	(290)	(250)
Staff share scheme loans	23	-	23	132
Increase in embedded value	3	1 500	1 503	1 227
Return on embedded value (%)			29.4	21.3

Notes

(i) Changes in operating (non-economic) assumptions represent the changes in mortality, morbidity, withdrawal and expense assumptions.

(ii) Investment return on net worth represents the actual return on shareholders' net assets (excluding the write-up on subsidiaries).

(iii) Changes in economic assumptions represent the changes in the risk discount rate, future investment return and inflation assumptions.



Deloitte.

PO Box 578
Cape Town 8000
South Africa

Deloitte & Touche
Actuarial & Insurance Solutions
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Claremont 7708
Docex 5 Claremont

Tel: +27 (0) 21 670 1500
Fax: +27 (0) 21 674 0265
www.deloitte.com

The Directors
Metropolitan Holdings Limited
PO Box 2212
Bellville
7535

March 2005

Ladies and Gentlemen

EMBEDDED VALUE OF METROPOLITAN HOLDINGS LIMITED

We have reviewed the derivation of the Embedded Value and the Value of New Business written in the 12 months to 31 December 2004 of Metropolitan Holdings Limited and its subsidiaries.

We have reviewed the methodology and assumptions underlying the calculations. We are satisfied that they have been determined in accordance with generally accepted actuarial principles, are consistent with the requirements of PGN107 and that they have been applied consistently across business units and over time. We have also reviewed the calculations and the reasonableness of the results. We consider the results to be appropriate for the purpose of publication in the annual report of Metropolitan Holdings Limited.

In preparing this statement we have relied on information supplied to us by Metropolitan Holdings Limited. This includes information on the shareholders' net assets as at 31 December 2004, information on the policy data and operations including expected management actions, and summaries of recent operating experience. We have reviewed this information for overall reasonableness, but have not carried out independent checks on the information.

Yours faithfully

J R Graham

J R GRAHAM

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa

P TRIPE

Fellow of the Faculty of Actuaries
Fellow of the Actuarial Society of South Africa

	GROUP		METROPOLITAN LIFE LTD		
	2004 Rm	2003 Rm	2004 Rm	2003 Rm	Notes
ASSETS					
Non-current assets					
Investment assets	41 689	34 479	35 889	31 301	1
Investment property	2 511	2 319	1 162	1 086	2
Equities	25 029	19 458	21 619	17 306	3.1
Government stock	4 319	3 905	3 785	3 443	
Stock of and loans to other public bodies	5 538	4 459	5 125	4 336	
Debentures and loans	231	309	625	794	
Policy loans	487	416	367	378	
Funds on deposit and other money market instruments	3 574	3 613	2 087	2 854	
Interest in subsidiary companies			1 119	1 104	4
Goodwill	284	337	32	78	5
Intangible assets	69	81	69	81	6
Deferred tax	6	23	-	15	7
Tangible assets	130	121	75	85	8
Current assets	1 956	1 629	1 333	1 173	
Receivables	1 502	1 339	1 050	977	9
Cash and cash equivalents	454	290	283	196	
Total assets	44 134	36 670	37 398	32 733	
EQUITY AND LIABILITIES					
Capital and reserves	5 504	4 762	4 639	3 642	
Share capital	1 144	1 781	624	624	10
Non-distributable reserve	331	-	329	-	
Foreign currency translation reserve	(5)	3			
Distributable reserve	4 034	2 978	3 686	3 018	
Outside shareholders' interest	75	72			
Non-current liabilities	35 917	30 267	31 307	27 817	
Policyholders' fund	35 612	30 231	31 212	27 817	11
Borrowings	151	-	4	-	12
Deferred tax	154	36	91	-	7
Current liabilities	2 638	1 569	1 452	1 274	
Other current liabilities	2 346	1 306	1 259	1 055	14
Tax	102	106	67	87	15
Borrowings	43	-	2	-	12
Provision for liabilities and charges	147	157	124	132	16
Total equity and liabilities	44 134	36 670	37 398	32 733	

	GROUP		METROPOLITAN LIFE LTD		
	2004 Rm	2003 Rm	2004 Rm	2003 Rm	Notes
Total assets as per balance sheet	44 134	36 670	37 398	32 733	
Outside shareholders' interest as per balance sheet	(75)	(72)			
Borrowings as per balance sheet	(151)	-	(4)	-	
Deferred tax as per balance sheet	(154)	(36)	(91)	-	
Current liabilities as per balance sheet	(2 638)	(1 569)	(1 452)	(1 274)	
Net assets	41 116	34 993	35 851	31 459	
Actuarial value of policy liabilities	(35 612)	(29 570)	(31 212)	(27 156)	11
Excess	5 504	5 423	4 639	4 303	
Net assets - non-insurance companies	(145)	(728)			
Excess - insurance and investment business	5 359	4 695	4 639	4 303	

	INSURANCE BUSINESS		METROPOLITAN LIFE LTD		
	2004 Rm	2003 Rm	2004 Rm	2003 Rm	Notes
Analysis of change in excess - insurance and investment business					
Change in excess	664	607	336	694	
Increase in share capital	(113)	(15)	-	-	
Dividend paid	475	278	470	65	
Release from 90:10 fund	661		661		
Foreign currency translation changes	9	4			
Total surplus arising during year	1 696	874	1 467	759	
Analysis of surplus arising during year					
Operating profit	324	246	254	231	
Investment income on excess	164	163	129	130	
Capital appreciation on excess	639	406	562	380	
Shareholders' share of 90:10 fund	295		295		
Investment variances	25	10	25	10	
Basis and other changes	249	49	202	8	
Total surplus arising during year	1 696	874	1 467	759	
Surplus arising (90:10 fund)		50		50	
Shareholder's earnings (90:10 fund)		33		33	
Net consolidation adjustments	(257)	(83)			
Net profit from insurance and investment business	1 439	874	1 467	842	
Shareholders' tax paid	274	217	253	200	
Goodwill amortised and impaired	80	15	80	15	
Income from insurance and investment business before tax and goodwill	1 793	1 106	1 800	1 057	
Capital adequacy requirement (CAR) (Rm)	1 563	1 640	1 298	1 503	
Ratio of insurance and investment business excess to CAR (times)	3.4	2.9	3.6	2.9	

The actuarial valuation bases and assumptions for calculating CAR are set out on pages 85 to 87.

	GROUP		METROPOLITAN LIFE LTD		
	2004 Rm	2003 Rm	2004 Rm	2003 Rm	Notes
Income from insurance and investment business (1)	1 793	1 106	1 800	1 057	
Income from administration business	106	65			17.3
Revenue	458	397			
Administration expenses	(352)	(332)			
Income from holding company	237	171			
Revenue	279	205			18.1
Administration expenses	(42)	(34)			
Income from operations	2 136	1 342	1 800	1 057	
Finance charge	(4)	-			13
Goodwill amortised and impaired	(85)	(53)	(80)	(15)	5
Income before tax	2 047	1 289	1 720	1 042	
Shareholders' tax paid	(350)	(272)	(253)	(200)	19
Income after tax	1 697	1 017	1 467	842	
Outside shareholders' share of earnings	(20)	(21)			
Earnings	1 677	996	1 467	842	20
Headline earnings (2)	1 762	1 049			20
Core headline earnings (3)	554	389			20
Earnings per share (cents)	269.61	152.76			
Headline earnings per share (cents)	283.28	160.89			
Core headline earnings per share (cents)	89.07	59.66			
Weighted average shares in issue (million)	622	652			
Diluted earnings per share (cents)	241.52	142.49			
Diluted headline earnings per share (cents)	253.74	150.07			
Diluted core headline earnings per share (cents)	80.17	55.65			
Diluted weighted average number of shares in issue (million)	696	699			
Dividend per share (cents)					
Interim	20.50	18.00	31.60	8.93	
Final	31.50	25.00	35.26	31.60	
Total	52.00	43.00	66.86	40.53	

(1) The income of the group is less than that of Metropolitan Life Limited only as a result of shares held by Metropolitan Life Limited in Metropolitan Holdings Limited. The return on these shares is eliminated on consolidation.

(2) Headline earnings consist of operating profit, investment income, capital appreciation/(depreciation), investment variances and basis and other changes.

(3) Capital appreciation/(depreciation), investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholders' assets only.

	GROUP		METROPOLITAN LIFE LTD		
	2004 Rm	2003 Rm	2004 Rm	2003 Rm	Notes
Balance at beginning	30 231	26 600	27 817	24 584	
Inflow	14 400	11 355	12 194	10 116	
Premiums received	7 754	7 084	5 976	6 107	11.1
Investment return	6 646	4 271	6 218	4 009	11.2
Outgo	(7 364)	(6 606)	(6 331)	(5 826)	
Payments to policyholders	(5 685)	(5 115)	(5 001)	(4 653)	11.3
Sales remuneration	(747)	(579)	(559)	(417)	11.4
Management expenses	(901)	(931)	(749)	(798)	
Distribution costs	(161)	(162)	(125)	(132)	11.5
Administration expenses	(740)	(769)	(624)	(666)	11.6
Policyholders' tax paid	(31)	19	(22)	42	11.7
Income from insurance and investment business	(1 793)	(1 106)	(1 800)	(1 057)	
Foreign currency translation changes	(28)	(12)			
Transfer of Lesotho life business			(668)		21.7
Business combination	166				
Balance at end	35 612	30 231	31 212	27 817	11
Policy liabilities per statement of actuarial values of assets and liabilities	35 612	29 570	31 212	27 156	
Insurance contracts	28 722	23 948	25 178	21 641	
Investment contracts	6 890	5 622	6 034	5 515	
Surplus in 90:10 fund		661		661	
	35 612	30 231	31 212	27 817	

GROUP

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Other reserves Rm	Total Rm	Notes
Balance at 31 December 2002	-	2 119	2 170	40	4 329	
Change in accounting policy	-	(334)	29		(305)	10
Ordinary shares issued	-	79			79	10
Shares repurchased and cancelled	-	(2)			(2)	10
Staff scheme shares reversed	-	(81)			(81)	10
Revaluation of owner-occupied properties			33	(33)	-	
Foreign currency translation changes				(4)	(4)	
Earnings			996		996	20
Dividend paid			(250)		(250)	
Balance at 31 December 2003	-	1 781	2 978	3	4 762	
Preference shares issued	-	356			356	10,13
Preference shares issue costs		(6)			(6)	10
Shares repurchased and cancelled	-	(295)			(295)	10
Staff scheme shares reversed	-	(8)			(8)	10
Capital reduction		(684)			(684)	10
Distribution from 90:10 fund			(295)	295	-	
Revaluation of owner-occupied properties			(36)	36	-	
Foreign currency translation changes				(8)	(8)	
Earnings			1 677		1 677	20
Dividend paid			(290)		(290)	
Balance at 31 December 2004	-	1 144	4 034	326	5 504	

METROPOLITAN LIFE LTD

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Non-distributable reserve Rm	Total Rm
Balance at 31 December 2002	314	310	2 209	33	2 866
Revaluation of owner-occupied property			33	(33)	-
Earnings			842		824
Dividend paid			(65)		(65)
Balance at 31 December 2003	314	310	3 018	-	3 642
Revaluation of owner-occupied property			(34)	34	-
Distribution from 90:10 fund			(295)	295	-
Earnings			1 467		1 467
Dividend paid			(470)		(470)
Balance at 31 December 2004	314	310	3 686	329	4 639



	GROUP		METROPOLITAN LIFE LTD		
	2004 Rm	2003 Rm	2004 Rm	2003 Rm	Notes
Cash flow from operating activities					
Income from operations	2 136	1 342	1 800	1 057	
Adjustment for:					
Net cash policyholders' fund inflow	5 243	3 643	4 063	3 233	
Policyholders' tax paid	31	(19)	22	(42)	
Non-cash items	71	113	73	93	21.1
Realised and unrealised capital appreciation	(5 307)	(2 720)	(4 766)	(2 373)	11.2, 17, 18
Operating surplus before working capital changes	2 174	2 359	1 192	1 968	
Working capital changes					
Receivables	(134)	(149)	(126)	(34)	21.2
Current liabilities	303	172	225	106	21.3
Cash flow from operations	2 343	2 382	1 291	2 040	
Tax paid	(249)	(221)	(189)	(135)	21.4
Dividend paid	(290)	(250)	(470)	(65)	
Net cash inflow from operating activities	1 804	1 911	632	1 840	
Cash flow from investing activities					
Investment property	(109)	33	(35)	3	
Equities	(844)	361	(492)	275	
Government stock	(88)	(1 091)	(83)	(954)	
Stock of and loans to other public bodies	(891)	(658)	(732)	(594)	
Debentures and loans	80	-	163	(89)	
Policy loans	(22)	13	(13)	14	
Interest in subsidiary companies			-	(50)	
Investment assets	(1 874)	(1 342)	(1 192)	(1 395)	
Adjustment to cost of business combination	(32)	(1)	(32)	(1)	21.5
Acquisition of subsidiary	65	-	-	-	21.6
Disposal of subsidiaries and business	11	-	(39)	-	21.7
Intangible assets	(18)	(8)	(18)	(8)	
Tangible assets	(67)	(50)	(28)	(33)	
Net cash outflow from investing activities	(1 915)	(1 401)	(1 309)	(1 437)	
Cash flow from financing activities					
Shares repurchased and cancelled	(295)	(2)			
Preference shares issued	540	-			
Preference share issue costs	(6)	-			
Finance leases repaid	(3)	-	(3)	-	
Net cash in/(out)flow from financing activities	236	(2)	(3)	-	
Net cash flow	125	508	(680)	403	
Cash resources and funds on deposit at beginning	3 903	3 395	3 050	2 647	
Cash resources and funds on deposit at end	4 028	3 903	2 370	3 050	21.8

	Retail Rm	Corporate Rm	Health Rm	International Rm	GROUP Total Rm
BALANCE SHEET					
Total assets excluding deferred tax	25 602	14 404	278	3 084	43 368
South Africa	25 602	14 404	278		40 284
International - Mauritius				170	170
Namibia				1 437	1 437
Botswana				497	497
Lesotho				980	980
Holding company assets					2 192
Deferred tax					6
Consolidation adjustments					(1 432)
Total assets per balance sheet					44 134
Total liabilities excluding taxes	20 546	14 328	32	2 513	37 419
South Africa	20 546	14 328	32		34 906
International - Mauritius				73	73
Namibia				1 172	1 172
Botswana				403	403
Lesotho				865	865
Holding company liabilities					1 533
Deferred tax and tax					256
Outside shareholders' interest					75
Capital and reserves					5 504
Consolidation adjustments					(653)
Total equity and liabilities per balance sheet					44 134
INCOME STATEMENT					
Income from insurance business	1 046	583		164	1 793
South Africa	1 046	583			1 629
International - Mauritius				-	-
Namibia				80	80
Botswana				32	32
Lesotho				52	52
Income from administration business		39	67		106
South Africa		39	67		106
Income from holding company					237
Income from operations					2 136
Depreciation included in expenses	66	5	15	2	88
Goodwill amortised and impaired	58		27		85

	Retail Rm	Corporate Rm	Health Rm	International Rm	GROUP Total Rm
BALANCE SHEET					
Total assets excluding deferred tax	20 002	14 491	290	1 494	36 277
South Africa	20 002	14 491	290	103	34 886
Namibia				987	987
Botswana				346	346
Lesotho				58	58
Holding company assets					1 087
Deferred tax					23
Consolidation adjustments					(717)
Total assets per balance sheet					36 670
Total liabilities excluding taxes	17 765	12 794	25	1 143	31 727
South Africa	17 765	12 794	25	2	30 586
Namibia				827	827
Botswana				263	263
Lesotho				51	51
Holding company liabilities					8
Deferred tax and tax					142
Outside shareholders' interest					72
Capital and reserves					4 762
Consolidation adjustments					(41)
Total equity and liabilities per balance sheet					36 670
INCOME STATEMENT					
Income from insurance business	570	429		107	1 106
South Africa	570	429		21	1 020
Namibia				62	62
Botswana				31	31
Lesotho				(7)	(7)
Income from administration business		34	25	6	65
South Africa		34	25		59
Namibia				6	6
Income from holding company					171
Income from operations					1 342
Depreciation included in expenses	57	5	17	1	80
Goodwill amortised	22	-	31	-	53

BASIS OF PREPARATION

The accounting policies adopted by the group comply with Statements of Generally Accepted Accounting Practice in South Africa as well as the requirements of the South African Companies Act, 1973, the Long-term Insurance Act, 1998 and the guidelines issued by the Actuarial Society of South Africa.

The consolidated and separate financial statements are prepared on the going concern and accrual bases, and on the fair value basis except for tangible assets, loans with indeterminable maturity dates and originated loans. Owner-occupied properties are depreciated, but annually restated to fair value.

The preparation of financial statements requires management to make estimates and assumptions about future events that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty and judgement therefore has to be exercised based on various assumptions and other factors such as historical experience, current and expected economic conditions, as well as actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

The accounting policies adopted by the group are consistent with that of the prior year, except for the consolidation of the group staff share scheme trusts.

Change in accounting policy

The consolidation accounting policy has been changed to include the consolidation of the group staff share scheme trusts as the group has the power to exercise control over the operations of the trusts. Shares issued to participants since 1 January 2001, the date on which the group adopted AC133 - Financial instruments: recognition and measurement - have been reversed on consolidation as these shares do not comply with the derecognition rules as set out in the abovementioned statement. The 2003 comparative figures have been restated accordingly.

CONSOLIDATION

Subsidiaries

Subsidiaries and trusts are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date that control ceases. All subsidiaries and trusts have financial years ending on 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the group. Separate disclosure is made of minority interests. All material inter-company balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

Associates

Investments in associates are accounted for using the equity method of accounting. The equity method is discontinued from the date that the group ceases to have significant influence over the associate. Under this method the group's share of the post-acquisition profits or losses of associates has been recognised in the income statement where attributable to shareholders, or in the policyholders' fund where attributable to policyholders, and its share of post-acquisition movements in reserves has been recognised in reserves. The cumulative post acquisition movements have been adjusted against the cost of the investments. Profits and losses resulting from transactions between group companies are recognised in the group's results to the extent of the group's unrelated interests in the associates.

SUBSIDIARY COMPANIES

Subsidiaries are those entities in which the group, directly or indirectly, has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the financial policies and operations.

Initial measurement

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities incurred at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired is recorded as goodwill.

Subsequent measurement

In the separate financial statements of Metropolitan Holdings Limited and Metropolitan Life Limited, interests in subsidiaries are accounted for using equity accounting principles. Interests in subsidiaries are shown at net asset value, less accumulated goodwill amortised, in the company balance sheet, and the company's share of the results of subsidiaries is reflected in the income statement.

ASSOCIATED COMPANIES

An associated company is one over which the group has the ability to exercise significant influence, but not control, and which it intends to hold as a long-term investment on behalf of shareholders or policyholders.

Measurement

Investments in associated companies are stated at cost, including goodwill net of accumulated amortisation, and the carrying amount is increased or decreased with the group's proportionate share of post-acquisition profits or losses, using the equity method of accounting.

Impairment

Under the equity method, the carrying value is tested for impairment at reporting dates by comparing the recoverable amount with the carrying amount. When the group's share of losses in an associate equals or exceeds its interest in the associate, no further losses are recognised, unless the company has incurred obligations or made payments on behalf of the associate.

RELATED PARTIES

A party is related when it is a subsidiary, an associated company or a trust through a direct or indirect holding. A party is also related if it is a member of the key management personnel of the entity or its parent. Related party transactions and outstanding balances with other entities in the group are disclosed in the separate financial statements of Metropolitan Holdings Limited and Metropolitan Life Limited.

FOREIGN CURRENCIES

Measurement currency

Items included in the financial statements of each entity in the group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity ("the measurement currency"). The consolidated financial statements are presented in South African rand, which is the measurement currency of the parent.

Transactions and balances

Transactions in foreign currencies are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and monetary assets and liabilities denominated in foreign currencies are recognised in the income statement where attributable to shareholders, and in the policyholders' fund where attributable to policyholders.

Translation differences on monetary assets measured at fair value are recognised, where attributable to the shareholders' excess, in income from insurance and investment business in the income statement and, where attributable to policyholders, in investment return in the policyholders' fund.

Transactions and balances in integrated foreign operations are translated in the same way as foreign currency transactions and balances, described above.

Group companies

Foreign entities are those whose operations are not integral to that of the reporting enterprise. Assets and liabilities of these entities are translated into South African rand at the rates of exchange ruling at the balance sheet date. Income and expenditure are translated into South African rand at the average rate of exchange for the year.

Exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve in shareholders' equity. On disposal, such exchange differences are recognised in the income statement as part of capital appreciation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

DERECOGNITION OF ASSETS, LIABILITIES AND PROVISIONS

The group derecognises an asset when it loses control over the contractual rights that comprise the asset, which occurs when the rights are realised, expire or are surrendered, and consequently the substantive risks and benefits associated with the asset are transferred.

A liability is derecognised when it is legally extinguished.

PROPERTY

Investment property

Investment properties are held to earn rentals or for capital appreciation or both, for the benefit of shareholders and/or policyholders as appropriate.

Measurement of investment property

Investment properties are valued at fair value, reflective of market conditions at the financial year-end. Fair value is determined as being the present value of net rental income, discounted for the different types of properties at the market rates applicable at the financial year-end. Selected properties are valued externally, in a three-year cycle, to confirm the fair value of the portfolio.

Transfers to and from investment property

Where investment property is transferred to owner-occupied property, the deemed cost of the property is its fair value at the date of change in use. Where an owner-occupied property becomes an investment property, the carrying value of the property is its fair value at the date of change in use.

Properties under development

Properties under development are properties under construction that are not yet available to earn rentals, for use in the supply of services or for administrative purposes. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement of properties under development and undeveloped land

Undeveloped land is valued at estimated net realisable value. Properties under development are valued at development costs incurred.

Impairment of properties under development

Properties under development are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the cost of the asset that has been capitalised to date exceeds the recoverable amount, the latter being the higher of the capitalised cost of the asset and the discounted net value of assumed future rentals.

Owner-occupied properties

Owner-occupied properties are held for use in the supply of services or for administrative purposes and for capital appreciation for the benefit of shareholders and policyholders. Properties occupied more than 10% by the group are classified as owner-occupied.

Measurement of owner-occupied properties
Owner-occupied properties are valued at fair value, reflective of market conditions at the financial year-end. Fair value is determined as being the present value of net rental income, discounted for the different types of properties at the market rates applicable at the financial year-end. Selected properties are valued externally, in a three-year cycle, to confirm the fair value of the portfolio.

Increases in the carrying amount arising on revaluation of buildings held by shareholders are credited to a non-distributable reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against the non-distributable reserve and all other decreases are charged to the income statement.

Owner-occupied properties held on behalf of shareholders are depreciated over 50 years on the straight-line basis; those held on behalf of policyholders are not depreciated as they are held as part of the portfolio of investment assets. Accumulated depreciation relating to owner-occupied properties is eliminated against the gross carrying amount of the assets.

Impairment of owner-occupied property
Owner-occupied properties are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, the latter being the higher of the net selling price of an asset and its value in use.

Gains and losses on the sale of property

Unrealised gains or losses arising on the valuation of completed properties and realised gains or losses on disposal of properties are, where attributable to the shareholders' excess, included in income from insurance and investment business in the income statement and, where attributable to policyholders, included in investment return in the policyholders' fund.

FINANCIAL INSTRUMENTS

Recognition and measurement

Financial instruments include investment assets, receivables and creditors. Marketable securities are recognised on trade date and all financial instruments are initially recognised at cost; thereafter they are carried at their estimated fair value except for originated loans that are carried at amortised cost. All investment assets, except for originated loans, are classified as available-for-sale.

Marketable securities

Fair value is estimated as follows:

> Equities
The value of listed shares is the closing bid price on the respective stock exchanges as at the financial year-end; unlisted shares are valued by the directors using a variety of methods and assumptions based on the market conditions existing at each balance sheet date.

> Collective investment schemes
Units in collective investment schemes are valued at the repurchase value.

> Derivatives
Listed derivative instruments are valued at the South African Futures Exchange ruling price and the value of unlisted derivatives is determined by the directors, using generally accepted models.

> Stock and debentures
For fixed interest stock and debentures, fair values are determined as being the present value of future interest and capital redemption proceeds, discounted at market rates at financial year-end.

Other investments

Other investments, which include mortgages, loans, deposits and money market securities, are valued at fair value using appropriate models. Originated loans are accounted for at amortised cost and those with an indeterminable maturity date are valued at cost.

Gains and losses

Gains and losses arising from a change in value or on disposal of financial instruments at fair value are, where attributable to shareholders, included in income from insurance and investment business in the income statement and, where attributable to policyholders, included in investment return in the policyholders' fund.

Offsetting

Financial assets and liabilities are set off and the net balance reported in the balance sheet where there is a legally enforceable right to set off, where it is the intention to settle on a net basis or to realise the asset and settle the liability simultaneously, where the maturity date for the financial asset and liability is the same, and where the financial asset and liability are denominated in the same currency.

SCRIP LENDING

The equities or bonds on loan, and not the collateral security, are reflected in the balance sheet of the group at year-end. Scrip lending fees received are included in the income statement as investment income where attributable to shareholders, and as investment return in the policyholders' fund where attributable to policyholders.

GOODWILL

Recognition and measurement

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on acquisition is capitalised and amortised on the straight-line basis over the years of expected benefit. The useful life is estimated to be ten years for life insurance companies and five to twenty years for other companies, as considered appropriate.

Impairment

Goodwill is reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds the recoverable amount, the latter being the higher of the net selling price and the value in use.

INTANGIBLE ASSETS

Computer software development costs

Generally, costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product or process, which will be controlled by the group and which has probable benefit exceeding the cost beyond one year, are recognised as intangible assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditure that enhances and extends the performance of computer software programs beyond their original specifications is recognised as capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful life, not exceeding a period of 60 months.

Impairment

Intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, the latter being the higher of the net selling price and the value in use.

TANGIBLE ASSETS

Measurement

Tangible assets include furniture and computer equipment and are stated at historical cost less accumulated depreciation. All assets are depreciated on the straight-line basis over their expected economic life, ranging from two and a half to ten years. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Gains and losses on disposal of assets are determined by comparing proceeds with carrying amounts and are included in administration expenses in the policyholders' fund.

Impairment

Tangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, the latter being the higher of the net selling price and the value in use.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost that approximates fair value. For purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

DEFERRED TAXATION

Measurement

Deferred taxation is provided for at the current tax rates and laws enacted at the balance sheet date, on material temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, using the liability method. Deferred tax assets, including tax on capital gains and secondary tax on companies, are recognised for tax losses and unused tax credits carried forward only to the extent that realisation of the related future tax benefit is probable. Capital gains tax on unrealised gains and losses and on realised losses on shareholders' investments is included in deferred tax in the balance sheet.

Offsetting

Deferred tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and where there is a legal right of offset at settlement in the same taxable entity.

SHARE CAPITAL

Ordinary shares with discretionary dividends are classified as equity. The component of the convertible redeemable preference share representing the value of the conversion option at the time of issue is included in equity.

Issue costs

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combinations, are shown in equity as a deduction from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Treasury shares

Treasury shares held by a subsidiary are accounted for in accordance with the policies on financial instruments under marketable securities in the separate financial statements of the company. On consolidation, the treasury shares are eliminated from shareholders' equity until they are cancelled. Consideration received on the subsequent sale of the shares is included in shareholders' equity.

BORROWINGS

The fair value of the liability component of the convertible redeemable preference shares is determined by discounting the net present value of future dividend payments. This amount is recorded as a non-current liability on the amortised cost basis until extinguished on conversion of the preference shares.



The remainder of the proceeds is allocated to the conversion option, which is recognised and included in shareholders' equity. The value of the equity component is not changed in subsequent periods.

POLICYHOLDERS' FUND

Policy liabilities

In accordance with current legislation, the guidelines issued by the Actuarial Society of South Africa and Generally Accepted Accounting Practice in South Africa, the statutory actuaries calculate the group's liabilities under unmatured policies annually at the balance sheet date. Certain policyholder liabilities are designated as "insurance contracts" and others as "investment contracts".

Insurance contracts are all policyholder contracts that transfer significant insurance risk and are valued on the financial soundness valuation basis, as set out in the addendums to Professional Guidance Note (PGN) 104, issued by the Actuarial Society of South Africa.

Investment contracts are policyholder contracts that do not transfer significant insurance risk and are valued at fair value, as described in AC133 and the addendum to PGN104.

The actuarial assumptions on policyholder liabilities are set out in the actuarial valuation bases on pages 85 and 86.

Premium income

Where annual premiums on individual life policies are paid in instalments, the outstanding balance of the annual premiums, after providing for anticipated policy lapses, is recognised as premium income. Employee benefit and group scheme premiums are recognised when reasonably assured of collection in terms of the policy contract. Premium income is shown net of re-insurance premiums.

Investment return

Investment return comprises dividends, interest, net rental income, income from associates, scrip lending fees, foreign exchange differences and capital appreciation.

Dividend income includes shares received in terms of capitalisation issues, irrespective of whether there is an option to receive cash in lieu of shares, and is accounted for on a last day to register basis in respect of listed shares, and when declared in respect of unlisted shares.

Net rental income, including rental income in respect of properties owned and occupied by the group, comprises rental income net of property expenses.

Payments to policyholders

Payments to policyholders are shown net of re-insurance recoveries and are recognised when claims are intimated.

Sales remuneration

Individual policy sales remuneration includes all commission and expenses directly related to commission payable in the production of business. Employee benefit and group scheme policy sales remuneration includes commission and bonuses payable.

Administration expenses

Administration expenses include indirect taxes such as regional services council levies, value-added tax and revenue stamps payable on insurance policies and rental of space occupied in own buildings that are held mainly as property investments for policyholders.

CURRENT TAXATION

Measurement

Current tax is provided for at the amount expected to be paid, using the tax rates and laws that have been enacted at the balance sheet date.

Offsetting

Current tax assets and liabilities are offset when a legally enforceable right exists and it is the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

LEASES

Finance leases

Leases of property and tangible assets where substantially all the risks and rewards incidental to ownership have been transferred to the group are classified as finance leases.

Measurement of finance leases

Asset

Finance leases are capitalised at the lower of the fair value of the leased property or the present value of the minimum lease payment at inception of the lease. The asset acquired is depreciated over the shorter of the useful life of the asset or the lease term.

Liability

The rental obligation, net of finance charges, is included as a non-current liability. Each lease payment is apportioned between finance charges and the reduction of the outstanding liability. The finance charges or interest are charged to the income statement over the lease term so as to produce a constant periodic rate of interest on the liability remaining for each period.

Operating leases

Leases where substantially not all the risks and rewards incidental to ownership have been transferred to the group are classified as operating leases. Payments made are charged to the income statement on a straight-line basis over the period of the lease.

DIVIDENDS PAID AND RELATED SECONDARY TAX ON COMPANIES

Dividends paid to shareholders of the company and the related secondary tax on companies (STC) are recognised on declaration date.



PROVISIONS

Provisions are recognised when, as a result of past events, the group has a present legal or constructive obligation of uncertain timing or amount, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The group recognises a provision for an onerous contract when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Employee entitlements to annual leave and bonuses are recognised in the period in which the group becomes legally or constructively committed to payment.

PENSION AND PROVIDENT FUND OBLIGATIONS

The group provides a defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 April 1999 the majority of employees accepted an offer to convert their retirement benefit plans from defined benefit to defined contribution by way of transfer from the Metropolitan Staff Pension Fund to the Metropolitan Staff Retirement Fund. The defined benefit scheme was closed to new members from 1 April 1999 onwards and all employees who joined after that date automatically became members of the defined contribution schemes.

Defined contribution retirement funds

The group contributes to the defined contribution provident scheme, with employees contributing to the defined contribution pension scheme. The defined contribution provident scheme holds reserve accounts available to the group in order to subsidise contributions and to provide for the lump sum benefit payable in respect of the post-retirement obligation for employees who converted to the scheme in April 1999. The scheme's board of trustees are in the process of applying for formal recognition of these reserves as an Employer Surplus Account in terms of Section 15F of the Pension Funds Second Amendment Act of 2001. The group's contributions are charged to the income statement when incurred, except those contributions subsidised by the reserve accounts.

Defined benefit fund

The defined benefit scheme is actuarially valued every three years in accordance with the Pension Funds Act. Employees contribute to the scheme at a fixed percentage of salaries, with the group contributing the balance of costs as determined by the actuarial valuation. The group's current service costs are recognised as expenses in the current year.

POST-RETIREMENT MEDICAL AID OBLIGATIONS

The group makes medical aid contributions on behalf of pensioners who have retired from the defined benefit pension fund. An accounting provision is made for the future medical aid contributions of these pensioners and for the post-retirement medical aid contributions of the in-service members of the defined benefit pension fund. The entitlement to these benefits is based on the employees remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

These provisions are calculated using actuarial methodologies for the discounted value of contributions and a best estimate of the expected long-term investment return (discount rate: 10.0%), and taking account of estimated contribution increases (medical inflation rate: 11.0%).

The group has no obligation for post-retirement medical benefits in respect of other pensioners and in-service members. The increase or decrease in the accounting provision for these costs forms part of staff costs.

CONTINGENT LIABILITIES

Contingent liabilities are recognised when the group has a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group, or it is possible but not probable that an outflow of resources will be required to settle an obligation, or the amount of the obligation cannot be measured with sufficient reliability.

SEGMENTAL REPORTING

Primary segments

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating business. The retail business sells life insurance products. The corporate business sells employee benefit products and includes asset management, property administration and collective investment schemes. The international business sells life insurance and employee benefit products, administers health schemes and collective investment schemes. The health administration business administers health schemes and provides related health services.

Secondary segments

Secondary segmental reporting is based on geographical segmentation. The retail, corporate and health primary businesses are operational in South Africa, the group's home country. The international business is operational in Namibia, Botswana and Lesotho. The health business also operates in Kenya; however, this is not material to the group and therefore no disclosure has been made in respect of it.

The statement of actuarial values of assets and liabilities was prepared in accordance with the guidelines issued by the Actuarial Society of South Africa on valuations performed for the financial soundness basis. The valuation used best estimate assumptions regarding future experience, plus the margins described under the heading of planned and second tier margins below, in respect of investment returns, expenses and expense inflation, tax, lapses, surrenders, mortality, morbidity and other factors.

The values of assets and policy liabilities were determined on bases that are mutually consistent.

VALUATION BASIS OF ASSETS

Assets were valued as described in the group accounting policies.

VALUATION BASIS OF POLICY LIABILITIES

The valuation basis of policy liabilities, before the addition of the margins described under the heading of planned and second tier margins below, was as follows:

> For group policies with benefits directly linked to the performance of an underlying investment portfolio, the liability was taken as the market value of the assets in the portfolio.
> For group smoothed bonus business, other than with-profit annuity business, the liability was taken as the sum of the accumulated investment accounts.
> For with-profit annuity business, the liability was taken as the discounted value of projected future benefit payments. Future bonuses were provided for at bonus rates supported by the assumed future investment return.
> For individual market-related business, the liability was taken as the market value of the underlying assets less the present value of future charges not required for risk benefits and expenses.
> For individual smoothed bonus business, the liability was taken as the sum of the accumulated investment accounts less the present value of future charges not required for risk benefits and expenses.
> For conventional non-profit business, including non-profit annuities, the liability was taken as the difference between the discounted value of future expenses and benefit payments and the discounted value of future premium receipts.
> For smoothed bonus business, bonus stabilisation reserves (BSRs) are held equal to the difference between the accumulated investment accounts (discounted value of projected future benefit payments for with-profit annuity business) and the market value of the underlying assets.

The major classes of smoothed bonus business are:

a) Metropolitan individual smoothed bonus business
b) Metropolitan employee benefits guaranteed fund business
c) [illegible]
d) ex-Commercial Union Life individual smoothed bonus business
e) ex-Commercial Union Life employee benefits guaranteed fund business.

The market value of the underlying assets in respect of all smoothed bonus business at 31 December 2004 was R17.6 billion (2003: R15.6 billion).

All of the funding levels in respect of these classes of smoothed bonus business were above 92.5%.

> For conventional with-profit business a gross premium valuation was done. Future bonuses were provided for at bonus rates supported by the market value of the underlying assets and the assumed future investment return of 9.7% per annum (gross). The resulting reduction in future bonus rates used in the valuation assumptions, relative to those declared for 2005, has been communicated to, and accepted by, both management and the respective boards of directors.
> The assumptions with regard to future surrender, lapse, mortality and morbidity rates are consistent with the group's recent experience and provision has been made for the expected increase in claims due to the AIDS epidemic. The following experience investigations are conducted:
  - For conventional with-profit business, a detailed mortality investigation is performed annually, the most recent such investigation being in respect of the period 1998 to 2000.
  - For the balance of individual life business, comparisons of claims and mortality charges are done quarterly, the most recent such investigation being in respect of the quarter ended September 2004.
  - Lapse investigations are performed annually in respect of grouped individual business, the most recent being in respect of the year ended September 2003, and quarterly in respect of other individual business, the most recent being in respect of the quarter ended September 2004.
  - Surrender investigations are performed annually, the most recent being in respect of the year ended November 2004.
  - Morbidity and accident investigations are done annually on an approximate basis, the most recent being in respect of the 2004 financial year.
> Provision for future renewal expenses starts at a level consistent with the experience for the 2004 financial year and allows for escalation at 5.0% per annum.
> Market-related information is used to derive assumptions in respect of investment returns, discount rates used in calculating policy liabilities and expense inflation. These assumptions take into account the asset mix backing each liability type and are suitably adjusted for tax. The following are some of the best estimate, gross of tax, assumptions

	2004 %	2003 %
Risk-free investment return	8.3	9.3
Assumed investment return for individual smoothed bonus business	9.7	10.7
Renewal expense escalation	5.0	6.5

- Policyholders' reasonable benefit expectations are allowed for by assuming bonus rates supported by the market value of the underlying assets and the assumed future investment return.

BASIS AND OTHER CHANGES

Basis and other changes increased the excess of assets over liabilities at 31 December 2004 by R249 million. The relative change in the valuation discount rate, and the consequent change in the assumed level of renewal expense inflation, is included under this heading. The following basis changes were implemented at 31 December 2004:

- reduction in assumed investment returns, discount rates and renewal expense inflation
- the removal of the 90:10 collar on future profits from the ring-fenced sub-fund (effective 1 January 2004)
- implementation of a new valuation platform
- revised assumptions for business transferred to Metropolitan Lesotho (effective 1 January 2004)
- application of a new valuation methodology in respect of voluntary group business to more accurately reflect the way this business is managed.

INVESTMENT VARIANCES

Investment variances reflect the impact of actual investment returns on the value of future expense recoveries.

PLANNED AND SECOND TIER MARGINS

In the valuation of liabilities, provision is made for the explicit planned margins as required by Professional Guidance Note (PGN) 104 of the Actuarial Society of South Africa. The following additional second tier margins are held in order to release profits in accordance with group policy:

- Future profits from employee benefits business are not recognised.
- The shareholders' share of the future asset charge on individual linked, smoothed bonus and conventional with-profit business is not recognised.
- Profits from the surrender of individual smoothed bonus policies are not recognised.
- A prudential reserve is held to cover the risk that the impact of the AIDS epidemic may be worse than the best estimate assumption.
- A prudential reserve is held to cover the risk that the mortality and morbidity experience in respect of supplementary benefits may be worse than the best estimate assumption.

The excess at 31 December 2004 would have been R1 537 million higher without the above second tier margins (2003: R1 216 million).

CAPITAL ADEQUACY REQUIREMENT (CAR)

The capital adequacy requirement allows for a prudent margin against adverse experience in the specific assumptions underlying the actuarial valuation of both the policy liabilities and the assets. The requirement is determined in accordance with PGN 104.

Because the ordinary capital adequacy requirements exceeded the termination capital adequacy requirement, the CAR was based on the former.

The following main assumptions have been used to calculate the CAR:

- A decline of 30% in equity asset values, 15% in property values and 14.3% in fixed interest asset values, resulting from a 3% increase in fixed interest yields, will occur on the valuation date.
- Non-vesting bonuses will be removed, up to a maximum of 10% of the pre-decline accumulated investment accounts for smoothed bonus business, or pre-decline sums

assured and accumulated bonuses for conventional with-profit business.

- In the three-year period following the decline, bonuses will lag investment performance. The extent of the assumed lag varies by class of business, and the maximum allowable lag averages out at 10% of the pre-decline accumulated investment accounts for smoothed bonus business, or pre-decline sums assured and accumulated bonuses for conventional with-profit business.
- Interim bonuses for individual smoothed bonus business will be reduced to zero.
- Assets backing the CAR are 100% invested in equities.

Should asset values decline as assumed, the above management actions will reduce policy liabilities by R2.8 billion (2003: R3.0 billion).

We certify that the offsetting management actions assumed have been approved by specific resolution by the respective boards of directors and that we are satisfied that these actions will be taken if the adverse scenarios were to materialise.

EMBEDDED VALUE (EV)
The embedded value is defined as the value of in-force life insurance business plus the shareholders' net assets adjusted to fair value.

VALUE OF IN-FORCE (VOIF)
The value of in-force is the discounted present value of future after-tax profits from the life book, less the cost of capital at risk. The discounted value of future after-tax profits equates to the value of the margins prescribed by the Actuarial Society of South Africa guidelines for valuing life insurance business plus the value of additional discretionary margins held by the insurance company, ie the second tier margins.

BASIC INSURANCE RESERVES
Life insurance companies are required to hold basic reserves to cover future liabilities. The liabilities cover future insurance payouts in respect of deaths, maturing contracts, early surrenders, fund withdrawals and other possible contractual payments. These basic reserves are calculated using the insurer's best estimates of future incidence rates of the above insurance events.

PRESCRIBED MARGIN RESERVES
In addition to the best estimate basic reserves, life insurance companies are required to set up additional prescribed margin reserves. These reserves are explicitly prescribed and held as a buffer to cover uncertainties with regard to the assumptions used in the basic reserves. These reserves are held in the policyholders' fund and released over time in the operating profit should experience be in line with these best estimates.

SECOND TIER MARGIN RESERVES
In addition to the prescribed margin reserves, insurance companies may hold further second tier reserves.

CAPITAL ADEQUACY REQUIREMENT (CAR)
Life insurance companies require capital in order to write insurance business. The capital adequacy requirement (CAR) is a South African minimum statutory capital requirement for life insurance companies. The major part of CAR is the "investment resilience CAR" and requires that an insurer hold sufficient capital to withstand the adverse impact of a drop of 30% in equities, a 3% adverse movement in interest rates and a 15% reduction in property values. The other elements of CAR deal with the insurer's ability to withstand:

- a "large scale termination" scenario where policyholders might require minimum contractual payments
- currency volatility and mismatching
- adverse mortality and other insurance-related experiences.

CAR does not form part of the basic insurance reserves and is covered by the shareholders' fund.

VALUE OF NEW BUSINESS
The value of new business is the discounted present value of future after-tax profits from new life policies at point of sale. All expenses associated with the underwriting, selling, marketing and administration incurred in the effort of obtaining new business must be allowed for.

ANNUALISED PREMIUM EQUIVALENT (APE)
The annualised premium equivalent is the life industry measurement of new business sales. It is the value of the first year's new business recurring premiums plus 10% of single premiums. A tenth of single premiums is deemed to equate to one year's recurring premiums.

NEW BUSINESS PROFIT MARGIN
New business profit margin is defined as the value of new business expressed as a percentage of the annualised premium equivalent (APE).

		GROUP		METROPOLITAN LIFE LTD	
		2004 Rm	2003 Rm	2004 Rm	2003 Rm
1	**INVESTMENT ASSETS**				
	Segmental analysis				
	Metropolitan Life	34 340	29 824		
	Metropolitan Odyssey	2 315	1 541		
	Metropolitan International	157	102		
	Metropolitan Namibia	1 238	876		
	Metropolitan Botswana	435	266		
	Metropolitan Lesotho	841	48		
	Asset administration	1 193	1 151		
	Health administration	25	42		
	Holding company	1 145	629		
		41 689	34 479		

The group holds foreign investments in equities of R2.6 billion (2003: R2 billion), funds on deposit of R284 million (2003: R564 million) and gilts of R719 million (2003: R692 million).

		GROUP		METROPOLITAN LIFE LTD	
		2004 Rm	2003 Rm	2004 Rm	2003 Rm
2	**INVESTMENT PROPERTY**				
	At the end of the year investment property comprised the following property types				
	Industrial	132	136	105	108
	Shopping malls	1 308	1 244	613	586
	Office buildings	756	743	394	383
	Hotels	69	66	-	-
	Other	39	21	19	3
	Vacant land	23	26	6	6
	Investment properties	2 327	2 236	1 137	1 086
	Property unit trust	184	83	25	-
		2 511	2 319	1 162	1 086
	Segmental analysis				
	Metropolitan Life	1 162	1 086		
	Metropolitan Odyssey	142	84		
	Metropolitan Namibia	46	29		
	Metropolitan Lesotho	5	-		
	Asset administration	1 156	1 120		
		2 511	2 319		
2.1	**Completed properties and vacant land**				
	Fair value at beginning	1 911	1 900	830	814
	Capitalised subsequent expenditure	20	16	20	1
	Acquisitions	37	-	20	-
	Disposals	(61)	(55)	(18)	(5)
	Revaluation	89	59	34	27
	Transfer to owner-occupied properties	-	(9)	-	(7)
	Fair value at end	1 996	1 911	886	830

		GROUP		METROPOLITAN LIFE LTD	
		2004 Rm	2003 Rm	2004 Rm	2003 Rm
2	INVESTMENT PROPERTY (CONTINUED)				
2.2	**Owner-occupied properties**				
	Fair value at beginning	325	378	256	311
	Acquisitions	6	-	-	-
	Disposals	(9)	-	(9)	-
	Revaluation	9	(62)	4	(62)
	Transfer from completed properties and vacant land	-	9	-	7
	Fair value at end	331	325	251	256
2.3	**Total investment properties**				
	Completed properties and vacant land	1 996	1 911	886	830
	Owner-occupied properties	331	325	251	256
		2 327	2 236	1 137	1 086

The shareholders of the group hold R242 million (2003: R182 million) of the owner-occupied properties for which a non-distributable reserve is created when the market values of the buildings exceed the book values. For owner-occupied properties held by policyholders the reserve is held within the policyholders' liabilities.
A register of investment property is available for inspection at the company's registered office.

		GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
3	EQUITIES				
3.1	**Equities per balance sheet**				
	Local listed shares	18 545	13 904	16 872	12 784
	Foreign listed shares	112	110	-	4
	Local unit trusts	2 114	1 664	1 081	880
	Foreign unit trusts	2 555	2 221	2 327	2 082
	Unlisted investments	1 695	1 556	1 339	1 556
	Shares in associated companies	8	3		
		25 029	19 458	21 619	17 306
	Segmental analysis				
	Metropolitan Life	21 175	17 027		
	Metropolitan Odyssey	1 776	1 019		
	Metropolitan International	69	-		
	Metropolitan Namibia	587	494		
	Metropolitan Botswana	153	106		
	Metropolitan Lesotho	517	-		
	Asset administration	21	16		
	Holding company	731	796		
		25 029	19 458		

A schedule of equity investments is available for inspection at the company's registered office.

	GROUP		METROPOLITAN LIFE LTD	
	2004	2003	2004	2003
	%	%	%	%
Sector composition of listed equity investments				
Basic industries	4.1	2.3	4.3	2.2
Cyclical consumer goods	3.4	3.7	3.4	3.7
Cyclical services	14.2	10.4	14.3	10.5
Derivatives	-	0.4	-	0.5
Financials	30.9	27.1	31.1	27.0
General industrials	5.2	4.5	5.2	4.6
Information technology	0.7	1.1	0.7	1.0
Non-cyclical consumer goods	8.3	7.2	8.3	7.3
Non-cyclical services	12.5	13.6	11.9	13.3
Resources	20.5	29.7	20.6	29.9
Specialist securities	0.2	-	0.2	-
	100.0	100.0	100.0	100.0

GROUP	2004 %	2004 Rm	2003 %	2003 Rm
Ten largest equity holdings				
MTN Group Ltd	7.0	1 761	9.0	1 742
Standard Bank Group Ltd	4.8	1 207	4.3	835
Anglo American Plc	4.4	1 104	6.2	1 215
FirstRand Ltd	3.2	801	3.0	582
Billiton Plc	3.1	777	4.5	880
Remgro Ltd	3.0	754	2.7	523
SABMiller Plc	2.9	728	2.8	549
Sasol Ltd	2.9	717	3.1	605
Naspers N-ord Ltd	2.2	539	2.5	485
Sanlam Ltd	1.8	442	*	*
Impala Platinum Holdings Ltd	*	*	2.5	485
	35.3	8 830	40.6	7 901

** Not included in ten largest equity holdings for year*

		2004 Rm	2003 Rm	2004 Rm	2003 Rm
3.2	**Investment in associates**				
	Balance at beginning	3	3		
	Share of results after tax	4	-		
	Share of results before tax	5	-		
	Share of tax *(note 11.7)*	(1)	-		
	Other movements	1	-		
	Balance at end	8	3		

The share of results before tax includes the amortisation charge of goodwill in respect of the acquisition of associates.



3 EQUITIES (CONTINUED)

	COUNTRY OF INCORPORATION	% INTEREST HELD	
		2004	2003
Methealth Namibia Administrators (Pty) Ltd	Namibia	46%	51%
FirstMet Collective Investments Ltd	Namibia	50%	50%

Interest in both the associated companies is directly held by Metropolitan Life (Namibia) Ltd and the percentages above reflect this direct holding. Metropolitan Life (Namibia) Ltd is not a wholly owned subsidiary of Metropolitan Holdings Ltd and therefore the percentage holding of these associates on a group level is further diluted.
On 1 January 2004 Metropolitan Life (Namibia) Ltd sold 5% of its stake in Methealth Namibia Administrators (Pty) Ltd. During 2003 this company was treated as a subsidiary company.
Metropolitan Life (Namibia) Ltd lost control over FirstMet Namibia Collective Investments Ltd at the end of 2002 but retained significant influence.

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
4 INTEREST IN SUBSIDIARY COMPANIES				
Shares at directors' valuation			333	362
Indebtedness by subsidiaries			786	742
			1 119	1 104

The company only has investments in property subsidiaries. The directors' valuation of these subsidiaries is performed on the equity method of accounting.

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
5 GOODWILL				
Cost	550	554	70	108
Accumulated amortisation	(266)	(217)	(38)	(30)
Carrying amount	284	337	32	78
Opening carrying amount	337	389	78	92
Goodwill in respect of subsidiaries acquired	-	1	-	1
Adjustment to cost of business combination	32	-	34	-
Impairment charge	(36)	-	(72)	-
Amortisation charge	(49)	(53)	(8)	(15)
Closing carrying amount	284	337	32	78
Segmental analysis				
Metropolitan Life	32	43		
Metropolitan Odyssey	56	70		
Health administration	196	224		
	284	337		

Goodwill with a cost of R227 million is written off over 10 years, R231 million over 20 years and the balance of R92 million over 5 years.

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
6 INTANGIBLE ASSETS				
Internally developed computer software				
Cost	169	154	169	154
Accumulated depreciation	(100)	(73)	(100)	(73)
Carrying amount	69	81	69	81
Opening carrying amount	81	97	81	97
Developments capitalised	18	8	18	8
Impairment charge *(note 11.6)*	(3)	-	(3)	-
Depreciation charge *(note 11.6)*	(27)	(24)	(27)	(24)
Closing carrying amount	69	81	69	81

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
7 DEFERRED TAX				
Deferred tax asset	6	23	-	15
Deferred tax liability	(154)	(36)	(91)	-
	(148)	(13)	(91)	15
Deferred tax asset	10	24	3	15
Accruals and provisions	5	6	-	-
Capital gains tax	-	15	-	15
Tax losses and credits	5	3	3	-
Deferred tax liability	(158)	(37)	(94)	-
Capital gains tax	(157)	(27)	(94)	-
Accruals and provisions	(1)	(10)	-	-
	(148)	(13)	(91)	15
Deferred tax charge in the income statement is attributable to the following items				
Balance at beginning	(13)	30	15	30
Capital gains tax	(145)	(34)	(109)	(15)
Accruals and provisions	8	(13)	-	-
Tax losses and credits	2	4	3	-
Balance at end	(148)	(13)	(91)	15

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain.
All tax losses and credits were provided as deferred tax assets except for STC credits which will either be utilised in full with the declaration of the final 2004 dividend or have not been recognised in these financial statements due to uncertainty of their recoverability.

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
8 TANGIBLE ASSETS				
Cost	588	521	384	356
Accumulated depreciation	(458)	(400)	(309)	(271)
Carrying amount	130	121	75	85
Opening carrying amount	121	126	85	86
Additions	73	57	33	35
Business combinations	1	-	-	-
Assets written off	(7)	(6)	(5)	(3)
Depreciation charge *(notes 11.6 & 17.2)*	(58)	(56)	(38)	(33)
Closing carrying amount	130	121	75	85

Tangible assets comprise furniture and computer equipment.

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
9 RECEIVABLES				
Deferred and arrear premiums	1 118	922	905	785
Accounts receivable	384	417	145	192
	1 502	1 339	1 050	977

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
10 SHARE CAPITAL				
Authorised share capital				
1 billion ordinary shares of 0.0001 cents each	-	-		
76 million variable rate convertible redeemable preference shares of 0.0001 cents each	-	-		
1 billion ordinary shares of 43.1 cents each			431	431
Issued share capital and premium				
Nominal value of shares in issue				
Ordinary shares of 0.0001 cents each	-	-		
Variable rate convertible redeemable preference shares of 0.0001 cents each	-	-		
Ordinary shares of 43.1 cents each			314	314
Share premium	1 815	2 540	310	310
Consolidation adjustments				
Treasury shares	(344)	(344)		
Adjustment for staff share scheme shares	(423)	(415)		
Capital reduction	96	-		
	1 144	1 781	624	624
Number of shares in issue (million)				
Balance at beginning	652	694	728	728
Shares issued to share schemes	-	13		
Adjustment for staff share scheme shares	2	(55)		
Shares repurchased and cancelled	(44)	-		
Balance at end	610	652	728	728

On 1 October 2004, 76 million variable rate convertible redeemable preference shares were issued.

Seven million of the unissued shares are under the control of the directors to allot and issue for the purpose of the Metropolitan Staff Share Purchase Trust and the Metropolitan Share Incentive Trust. This authority expires at the forthcoming annual general meeting of the company.

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
11 POLICYHOLDERS' FUND				
Insurance contracts	28 722	23 948	25 178	21 641
Investment contracts	6 890	5 622	6 034	5 515
Surplus in 90:10 fund		661		661
	35 612	30 231	31 212	27 817

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain.

Segmental analysis	GROUP 2004 Rm	GROUP 2003 Rm
Metropolitan Life	31 212	27 817
Metropolitan Odyssey	2 128	1 422
Metropolitan International	68	-
Metropolitan Namibia	1 044	740
Metropolitan Botswana	343	209
Metropolitan Lesotho	817	43
	35 612	30 231

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
Actuarial liabilities under unmatured policies				
Market-related (linked) business	9 013	6 360	6 976	5 293
Smoothed bonus business	17 621	15 568	16 223	14 873
Reversionary bonus business	3 749	3 204	3 582	3 083
Non-profit business	5 229	4 438	4 431	3 907
Actuarial value of policy liabilities	35 612	29 570	31 212	27 156
Surplus in 90:10 fund		661		661
		30 231		27 817

11.1 PREMIUMS RECEIVED

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
Recurring premiums	5 190	4 593	4 150	3 789
Individual life	3 858	3 558	2 926	2 805
Employee benefits	1 614	1 304	1 457	1 177
Re-insurance	(282)	(269)	(233)	(193)
Single premiums	2 564	2 491	1 826	2 318
Individual life	1 495	1 040	766	920
Employee benefits	1 069	1 451	1 060	1 398
	7 754	7 084	5 976	6 107
Insurance contracts	6 070	5 199	4 936	4 287
Investment contracts	1 684	1 885	1 040	1 820
	7 754	7 084	5 976	6 107
Segmental analysis				
Metropolitan Life	5 976	6 107		
Metropolitan Odyssey	885	416		
Metropolitan International	71	-		
Metropolitan Namibia	320	322		
Metropolitan Botswana	285	186		
Metropolitan Lesotho	217	53		
	7 754	7 084		

11.2 INVESTMENT RETURN

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
Dividends received - listed equities	447	357	416	333
Dividends received - unlisted equities	-	37	-	37
Foreign exchange differences	(270)	(182)	(245)	(165)
Income from associated companies	4	-		
Interest received	1 128	1 256	1 027	1 204
Net rentals	258	233	252	224
Rental income	423	386	247	221
Rental income - owner-occupied properties	34	41	23	30
Direct operating expenses	(199)	(194)	(18)	(27)
Realised and unrealised capital appreciation	5 077	2 568	4 766	2 373
Scrip lending fee	2	2	2	3
	6 646	4 271	6 218	4 009



	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
11.2 INVESTMENT RETURN (CONTINUED)				
Depreciation included in net rentals	2	5	1	3
Fees paid to asset managers included in investment return	89	65	82	59
Segmental analysis				
Metropolitan Life	5 899	3 906		
Metropolitan Odyssey	319	173		
Metropolitan International	2	21		
Metropolitan Namibia	182	116		
Metropolitan Botswana	46	17		
Metropolitan Lesotho	140	2		
Asset administration	58	36		
	6 646	4 271		
11.3 PAYMENTS TO POLICYHOLDERS				
Individual life	3 390	2 735	2 807	2 361
Death and disability claims	766	734	634	650
Maturity claims	1 063	752	913	653
Annuities	431	416	380	374
Surrenders	1 200	898	916	719
Re-insurance	(70)	(65)	(36)	(35)
Employee benefits	2 295	2 380	2 194	2 292
Death and disability claims	505	474	451	409
Maturity claims	181	703	166	700
Annuities	292	278	286	276
Withdrawal benefits	213	206	231	191
Terminations	1 174	829	1 127	810
Re-insurance	(70)	(110)	(67)	(94)
	5 685	5 115	5 001	4 653
Insurance contracts	4 404	3 719	3 752	3 270
Investment contracts	1 281	1 396	1 249	1 383
	5 685	5 115	5 001	4 653
Segmental analysis				
Metropolitan Life	4 943	4 653		
Metropolitan Odyssey	251	208		
Metropolitan Namibia	260	176		
Metropolitan Botswana	75	75		
Metropolitan Lesotho	156	3		
	5 685	5 115		

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
11.4 SALES REMUNERATION				
Sales remuneration	747	579	559	417
Segmental analysis				
Metropolitan Life	559	417		
Metropolitan Odyssey	104	84		
Metropolitan Namibia	32	34		
Metropolitan Botswana	34	31		
Metropolitan Lesotho	18	13		
	747	579		
11.5 DISTRIBUTION COSTS				
Distribution costs	161	162	125	132
Staff costs included in distribution costs				
Salaries	34	38	30	34
Defined contribution retirement fund	3	3	3	3
Training costs	2	2	1	1
	39	43	34	38
Segmental analysis				
Metropolitan Life	125	132		
Metropolitan Odyssey	12	9		
Metropolitan International	2	-		
Metropolitan Namibia	12	12		
Metropolitan Botswana	5	5		
Metropolitan Lesotho	5	4		
	161	162		
11.6 ADMINISTRATION EXPENSES				
Directors' emoluments			5	4
Executive - annual package			5	4
Non-executive - fees for services			-	-
Administration fees received	(57)	(18)	(43)	(15)
Auditors' remuneration	9	5	7	4
- audit fees	8	4	6	3
- services	1	1	1	1
Consulting fees	34	28	32	23
Depreciation and impairment charge	71	61	68	57
- intangible assets	30	24	30	24
- tangible assets	41	37	38	33
Interest expense - finance leases	3	-	2	-
Management fees			(16)	(14)
Marketing costs	52	65	47	62
Other expenses	111	153	70	125
Other related South African taxes	68	76	59	66
Staff costs	449	399	393	354
	740	769	624	666

		GROUP		METROPOLITAN LIFE LTD	
		2004 Rm	2003 Rm	2004 Rm	2003 Rm
11	**POLICYHOLDERS' FUND (CONTINUED)**				
	Staff costs				
	Salaries	373	337	326	300
	Defined benefit retirement fund	1	1	1	1
	Defined contribution retirement fund	31	28	26	24
	Training costs	30	21	29	20
	Other	14	12	11	9
		449	399	393	354
	Segmental analysis				
	Metropolitan Life	624	666		
	Metropolitan Odyssey	43	46		
	Metropolitan International	3	-		
	Metropolitan Namibia	32	36		
	Metropolitan Botswana	22	21		
	Metropolitan Lesotho	16	-		
		740	769		
11.7	**POLICYHOLDERS' TAX PAID**				
	South African tax				
	Normal tax - current year	2	(68)	2	(68)
	- prior year	-	1	-	-
	Other related South African tax				
	Tax on retirement funds	20	28	19	25
	Foreign countries - normal tax	3	7	1	1
	Share of tax of associates *(note 3.2)*	1	-		
		26	(32)	22	(42)
	South African tax				
	Deferred tax - current year	5	13	-	-
	- prior year	-	-	-	-
		31	(19)	22	(42)
12	**BORROWINGS**				
	Current				
	Liability component of convertible redeemable preference shares *(note 13)*	41			
	Finance lease liabilities	2		2	
		43		2	
	Non-current				
	Liability component of convertible redeemable preference shares *(note 13)*	146			
	Finance lease liabilities	5		4	
		151		4	
	Total borrowings	194		6	
	Net asset value of finance leased computer equipment *(note 8)*	4		3	

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
Finance lease liabilities - minimum lease payments				
Not later than 1 year	3		3	
Later than 1 year and not later than 5 years	7		5	
	10		8	
Future finance charges on finance leases	(3)		(2)	
Present value of finance lease liabilities	7		6	

The effective interest rate for finance leases at the balance sheet date ranged from 16% to 31%.

The group provides third party finance arrangements for employees to assist them in the purchase of motor vehicles. These lease agreements have been classified as finance leases according to AC105 - Leases. All rights and obligations under these agreements are transferred to the employees; therefore the group has not recognised the liability or the asset. The monthly rental is treated as a staff cost to the group. The outstanding balance as at year-end was R14 million.

13 CONVERTIBLE REDEEMABLE PREFERENCE SHARES

On 1 October 2004 Metropolitan Holdings Ltd issued 75 842 650 variable rate cumulative convertible redeemable preference shares at a nominal value of R540 million. The shares are convertible, at the option of the holder, into ordinary shares on a one for one basis after 3 years. If the shares are not converted, they are compulsorily redeemable after 5 years.

The dividend rate per annum is 74% of the prime rate plus an initial margin of 0.5% per annum plus additional cumulative performance margins. The dividends will be paid semi-annually in arrears on 31 March and 30 September each year.

The fair value of the liability component and the equity component were determined on the issue date of the preference shares. The fair value of the liability component, included in liabilities, was calculated as the net present value of the future dividend payments, discounted at a rate of 8.51%. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in share capital.

There is no deferred tax implication.

	GROUP
	2004 Rm
Face value of convertible redeemable preference shares issued on 1 October 2004	540
Equity component included in share premium	(356)
Liability component on initial recognition on 1 October 2004	184
Interest expense	4
Special dividend paid	(1)
Liability component on initial recognition at 31 December 2004 *(note 12)*	187

The carrying amount of the liability component at 31 December 2004 of the convertible redeemable preference shares approximated its fair value.

The interest expense is calculated by applying the effective interest rate (8.51%) to the liability component of the convertible redeemable preference shares.



	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
14 OTHER CURRENT LIABILITIES				
Claims in the process of settlement	1 107	904	904	824
Premiums paid in advance	71	70	51	51
Accounts payable	484	332	304	180
Shareholders for capital reduction	684	-		
	2 346	1 306	1 259	1 055
15 TAX				
Tax comprises of				
South African normal tax	96	97	64	81
Foreign tax	2	4	-	-
Retirement fund tax	4	5	3	6
	102	106	67	87
Opening balance	106	117	87	79
Charged to income statement and policyholders' fund	219	195	150	143
Additional provisions				
Shareholders' tax paid	193	237	128	195
Policyholders' tax paid	26	36	22	26
Unused amounts reversed				
Shareholders' tax paid	-	(10)	-	(10)
Policyholders' tax paid	-	(68)	-	(68)
Paid during year	(223)	(206)	(170)	(135)
Closing balance	102	106	67	87
16 PROVISION FOR LIABILITIES AND CHARGES				
Provisions comprise of				
Post-retirement medical benefits	103	109	100	106
Annual leave pay	41	45	24	26
Other provisions	3	3		
	147	157	124	132

	GROUP Post-retirement medical benefits Rm	GROUP Annual leave pay Rm	GROUP Other provisions Rm	METROPOLITAN LIFE LTD Post-retirement medical benefits Rm	METROPOLITAN LIFE LTD Annual leave pay Rm
Balance at 31 December 2003	109	45	3	106	26
Charged to income statement	-	(2)	-	-	-
Additional provisions	-	-	1	-	-
Unused amounts reversed	-	(2)	(1)	-	-
Paid during the year	(6)	(2)	-	(6)	(2)
Balance at 31 December 2004	103	41	3	100	24

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
17 INCOME FROM ADMINISTRATION BUSINESS				
17.1 Revenue				
Administration fees received	446	384		
Asset management	78	70		
Asset administration	33	31		
Health administration	335	283		
Investment return	12	13		
Dividends received - listed equities	-	-		
Interest received	9	11		
Realised and unrealised capital appreciation	3	2		
	458	397		
17.2 Administration expenses				
Auditors' remuneration - fees	1	1		
- services	1	2		
Consulting fees	11	13		
Depreciation - tangible assets	17	19		
Management fees	3	2		
Marketing costs	12	13		
Other expenses	102	96		
Staff costs	205	185		
Sales remuneration	-	1		
	352	332		
Staff costs				
Salaries	174	159		
Defined contribution retirement fund	19	18		
Training costs	2	2		
Other	10	6		
	205	185		
17.3 Income from administration business				
Asset management	21	23		
Asset administration	18	12		
Health administration	67	30		
	106	65		
18 INCOME FROM HOLDING COMPANY				
18.1 Revenue				
Holding company	249	182		
Investment income	46	42		
Realised and unrealised capital appreciation	203	140		
Staff share scheme trusts	30	23		
Investment income	6	13		
Realised and unrealised capital appreciation	24	10		
	279	205		



	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm

18 INCOME FROM HOLDING COMPANY (CONTINUED)

18.2 Administration expenses

Administration expenses for the holding company are set out in note 12 on page 121 of the separate financial statements of the holding company. The staff share scheme trusts do not have any material administration expenses.

19 SHAREHOLDERS' TAX PAID

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
South African tax				
Normal - current year	185	226	128	195
- prior year	-	(10)	-	(10)
Foreign countries - normal tax	8	11	-	-
	193	227	128	185
South African tax				
Deferred tax - current year	130	30	106	15
- prior year	-	-	-	-
Other related South African tax				
Secondary tax on companies	27	15	19	-
	350	272	253	200
	%	%	%	%
Shareholders' tax rate reconciliation				
Tax calculated at a standard rate of South African tax on core headline earnings	30.0	30.0	30.0	30.0
Prior year reversals	-	(1.8)	-	(2.0)
Secondary tax on companies	3.3	2.7	3.0	-
Non-taxable items and tax losses	(1.1)	(0.5)	(3.3)	(4.5)
Tax charge on core headline earnings	32.1	30.4	29.7	23.5

20 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares held as treasury shares and staff share scheme shares not recognised in accordance with AC133 - Financial instruments: recognition and measurement (refer note 22.4).

The diluted earnings per share are calculated using the weighted average number of ordinary shares assuming conversion of all ordinary shares with dilutive potential. The group has two categories of dilutive potential ordinary shares: convertible redeemable preference shares and staff share scheme shares not recognised in accordance with AC133. The preference shares are assumed to have been converted into ordinary shares and earnings adjusted to eliminate the interest expense (refer note 13). The staff share scheme shares are assumed to have been issued as ordinary shares but no adjustment is made to earnings.

	GROUP			
	Basic earnings		Diluted earnings	
	2004	2003	2004	2003
	Rm	Rm	Rm	Rm
Earnings per income statement	1 677	996	1 677	996
Interest expense *(note 13)*			4	-
Earnings	1 677	996	1 681	996
Goodwill amortised and impaired	85	53	85	53
Headline earnings	1 762	1 049	1 766	1 049
Capital appreciation on excess	(639)	(471)	(639)	(471)
Basis changes and investment variances	(274)	(189)	(274)	(189)
Shareholders' share of 90:10 fund	(295)		(295)	
Core headline earnings	554	389	558	389
Weighted average number of ordinary shares in issue (million)	622	652	622	652
Adjustments for:				
Assumed conversion of preference shares on 1 October 2004			19	
Staff share scheme shares			55	47
Weighted average number of ordinary shares for diluted earnings per share (million)			696	699

	GROUP		METROPOLITAN LIFE LTD	
	2004	2003	2004	2003
	Rm	Rm	Rm	Rm
21 NOTES TO THE CASH FLOW STATEMENT				
21.1 Non-cash items				
Depreciation - tangible assets *(note 8)*	58	56	38	33
- intangible assets *(note 6)*	30	24	30	24
- investment property *(note 11.2)*	2	5	1	3
Foreign exchange difference	(8)	(4)		
Market value adjustment to cash items	(11)	32	4	33
	71	113	73	93
21.2 Changes in receivables				
Deferred and arrear premiums	(196)	(50)	(120)	(25)
Accounts receivable	33	(99)	47	(9)
Business combination *(note 21.6 & 21.7)*	29	-	(53)	-
	(134)	(149)	(126)	(34)
21.3 Changes in current liabilities				
Claims in the process of settlement	203	246	80	215
Premiums paid in advance	1	(39)	-	(52)
Accounts payable	152	(35)	124	(55)
Provision for liabilities and charges	(10)	-	(7)	(2)
Business combination *(note 21.6 & 21.7)*	(43)	-	28	-
	303	172	225	106



	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
21 NOTES TO THE CASH FLOW STATEMENT (CONTINUED)				
21.4 Tax paid				
Due at beginning	(119)	(87)	(72)	(49)
Charged and provided	(381)	(253)	(275)	(158)
Business combination	1	-	-	-
Due at end	250	119	158	72
	(249)	(221)	(189)	(135)

21.5 Adjustment to cost of business combination

During 2004 R30 million was paid in settlement of a contingent cost to the acquisition of Commercial Union Life Association of South Africa Limited during 1998. A further R2 million (2003: R1 million) was incurred in the process of re-engineering the 90:10 fund in Metropolitan Life Limited.

21.6 Acquisition of subsidiary

On 17 December 2004 the group acquired a 100% holding in Channel Life Namibia Limited.

	GROUP 2004 Rm
Purchase consideration	
Cash paid	85
Fair value of assets acquired	(85)
Excess	-
The assets and liabilities arising from the acquisition are as follows	
Investment assets	113
Tangible assets	5
Receivables	30
Cash and cash equivalents	150
Policyholder's fund	(166)
Current liabilities	(47)
Fair value of net assets	85
Cash and cash equivalents in net assets acquired	(150)
Cash inflow on acquisition	(65)

21.7 Disposal of subsidiaries and business

Disposal of subsidiaries

On 1 January 2004 the group disposed of 5% of its holding in Methealth Namibia Administrators (Pty) Limited (refer note 3.2).

On 1 July 2004 Metropolitan Life Limited disposed of two of its subsidiary companies.

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
Disposal price				
Cash received	16		33	
Loan raised	1			
Fair value of assets disposed	(16)		(33)	
Profit on disposal	1		-	

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
The assets and liabilities disposed of are as follows				
Investment assets	16		33	
Tangible assets	4		-	
Receivables	1		-	
Cash and cash equivalents	5		-	
Deferred tax liability	(1)		-	
Current liabilities	(4)		-	
Fair value of net assets	21		33	
Outside shareholders' interest	(2)			
Retained holding	(3)			
Cash and cash equivalents in assets disposed	(5)		-	
Cash inflow on disposal	11		33	

Disposal of business

The bulk of the Lesotho business in Metropolitan Life Limited was transferred to Metropolitan Lesotho Limited with effect from 1 January 2004.

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
Disposal price				
Cash received			110	
Fair value of assets transferred			(62)	
Profit on transfer			48	
The assets and liabilities disposed of are as follows				
Investment assets			523	
Receivables			53	
Cash and cash equivalents			182	
Policyholders' fund			(668)	
Current liabilities			(28)	
Fair value of assets transferred			62	
Profit on transfer			48	
Cash received			110	
Cash and cash equivalents in net assets transferred			(182)	
Cash outflow on transfer			(72)	

21.8 Cash resources and funds on deposit

	GROUP 2004 Rm	GROUP 2003 Rm	METROPOLITAN LIFE LTD 2004 Rm	METROPOLITAN LIFE LTD 2003 Rm
Funds on deposit and other money market instruments	3 574	3 613	2 087	2 854
Cash and cash equivalents	454	290	283	196
	4 028	3 903	2 370	3 050

22 STAFF SHARE SCHEMES

22.1 Share purchase scheme for senior staff

Shares are issued to senior employees of the group at the ruling market price. These shares are unlisted and are immediately pledged to the share trust by the participants as security for the loan until the conditions of the trust deed have been met. Once these conditions have been met and the loan repaid, the shares are released and listed on the JSE Securities Exchange South Africa. In terms of the trust deed, Metropolitan Life Limited grants an interest-bearing loan to the trust to finance the acquisition of shares from Metropolitan Holdings Limited. Interest is charged at the official interest rate declared for fringe benefit tax. Similar interest-bearing loans are granted by the trust to employees participating in this scheme to finance their acquisition of the shares. During the course of the year, 7 million shares (2003: 76 000 shares) were released from this scheme and listed on the JSE Securities Exchange South Africa.

	Shares available for issue		Shares held by participants	
Number of shares (million)	**2004**	**2003**	**2004**	**2003**
At beginning	**75**	75	**70**	59
Shares issued to participants				
June 2003 - R5.25 per share				7
November 2003 - R6.85 per share				7
June 2004 - R7.75 per share			**1**	
October 2004 - R9.13			**1**	
Shares released			**(7)**	
Shares bought back from participants			**(5)**	(3)
Change in issued share capital	**5**			
At end	**80**	75	**60**	70

	METROPOLITAN LIFE LTD	
Loans granted	**2004 Rm**	**2003 Rm**
Total amount due by participants to trust for loans granted to take up shares	**467**	553
Loan from Metropolitan Life Ltd to the purchase scheme trust	**492**	561

22.2 Share incentive scheme for other staff

Shares are issued to staff, other than those participating in the staff share purchase scheme, at the ruling market price. These shares are listed and are immediately pledged to the share trust by the participants as security for the loan until the conditions of the trust deed have been met. The participants in the trust have an option to put their shares back to the trust at a price equal to the original issue price. In terms of the trust deed Metropolitan Life Limited grants an interest-free loan to the trust. Employees participating in this scheme similarly receive interest-free loans from the trust in order to finance their acquisitions. During the course of the year, 1 million shares (2003: no shares) were released from this scheme.

	Shares available for issue		Shares held by participants	
Number of shares (million)	**2004**	**2003**	**2004**	**2003**
At beginning	**39**	38	**10**	7
Shares issued to participants				
June 2003 - R5.25 per share				4
Shares released			**(1)**	
Shares bought back from participants			**(2)**	(1)
Change in issued share capital	**2**	1		
At end	**41**	39	**7**	10



Loans granted	METROPOLITAN LIFE LTD 2004 Rm	2003 Rm
Total amount due by participants to trust for loans granted to take up shares	47	68
Loan from Metropolitan Life Ltd to the purchase scheme trust	66	70

22.3 The recoverability of both loans from Metropolitan Life Ltd are guaranteed by Metropolitan Holdings Ltd as set out in its financial statements in note 17 on page 123.

22.4 Both the trusts have been consolidated on a group level and shares issued to participants since 1 January 2001 have been reversed on consolidation. The value of the shares, being R460 million has been reversed and the effect on the number of shares can be seen in the stock exchange performance table on page 126.

23 RETIREMENT BENEFIT OBLIGATION

The retirement benefit in the defined benefit pension scheme is linked to final salary. The assets are held in an independent trustee administered fund.

The disclosure in respect of the defined contribution provident scheme relates to the reserve accounts held by the scheme which are used to subsidise the group's contributions and pay lump sum benefits in lieu of its post-retirement healthcare obligation.

The disclosed figures are approximate projections of the results of the valuations carried out at 1 April 2002 for the defined benefit scheme. The disclosed figures for the defined contribution scheme are projections on the figures disclosed in 2003. The assumptions used for this scheme have not been reviewed.

	Defined benefit pension scheme		Defined contribution provident scheme	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
Present value of funded benefit obligation	(345)	(282)	(80)	(80)
Fair value of plan assets	351	299	191	204
Fund excess	6	17	111	124
Excess not recognised *	6	17	111	124

** No asset is recognised in respect of the surplus, as the apportionment of the surplus needs to be approved by the registrar of pension funds in terms of the Pension Funds Second Amendment Act 39 of 2001.*

Analysis of movement (2003 to 2004)	Defined benefit pension scheme Rm	Defined contribution provident scheme Rm
Current service cost	(1)	-
Interest cost	(33)	(9)
Expected return on plan assets	33	23
Net actuarial loss recognised in year	(12)	-
Contribution subsidy	-	(26)
Employer contribution	1	-
Total movement	(12)	(12)



23 RETIREMENT BENEFIT OBLIGATION (CONTINUED)

The key valuation assumptions used were as follows	Defined benefit pension scheme % per annum	Defined contribution provident scheme % per annum
Anticipated after-tax return on investments	10.0	12.3
Discount rate	10.0	12.3
Future salary increases (excluding increases on promotion)	8.5	
Medical cost trend rate		11.0
Normal retirement age	60	60

The assumptions used in valuing the defined benefit scheme were revised post 2003 and gave rise to the actuarial loss shown in the analysis of movement. The assumptions for the defined contribution scheme will be reviewed when the assets and liabilities are valued in future.

	GROUP		METROPOLITAN LIFE LTD	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
24 CAPITAL COMMITMENTS				
Authorised but not contracted	30	25	-	9
Authorised and contracted	21	249	1	2
	51	274	1	11

The above commitments are in respect of furniture, computer equipment and promotions. These commitments will be financed from internal sources.

25 CONTINGENT LIABILITIES

The group is party to legal proceedings in the normal course of business and appropriate provisions are made when losses are expected to materialise.

26 RELATED PARTY TRANSACTIONS

26.1 Holding company

Metropolitan Holdings Limited is the ultimate holding company in the Metropolitan Holdings group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile on page 125.

26.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All the transactions with directors are disclosed in the directors' report and corporate governance report on pages 44 to 46.

26.3 Policy administration

Certain companies in the group carry out third party policy and other administration activities for other related companies in the group. These transactions are entered into in the normal course of business.

26.4 Staff share schemes

Loans were advanced to the two share schemes and to the participants in the schemes. Amounts outstanding at the end of the year are shown in note 22.

26.5 Property lease agreements

Certain related parties of the group are lessees in terms of arm's length property lease agreements with Metropolitan Life Limited or its property subsidiaries. Rental income for Metropolitan Life Limited and its subsidiaries from group companies for the year ended 31 December 2004 amounted to R23 million (2003: R30 million).

26.6 **Transactions with subsidiaries**

Loans were advanced between Metropolitan Life Limited, its subsidiaries and fellow subsidiaries as funding. Set out below is a list of loans to/(from) subsidiaries and fellow subsidiaries included in debentures and loans as well as in interest in subsidiary companies in the balance sheet of Metropolitan Life Limited.

Company	Indebtedness by/(to) companies	
	2004 Rm	2003 Rm
Metropolitan Life property subsidiaries	786	742
Investment subsidiaries	11	33
Metropolitan Collective Investments Ltd	2	3
Metropolitan Asset Managers Ltd	(26)	(12)
Metropolitan International Ltd	1	6
Metropolitan Odyssey Ltd	9	50
Metropolitan Life (Namibia) Ltd	4	1
Metropolitan Life of Botswana Ltd	1	3
Metropolitan Lesotho Ltd	(48)	5
Metropolitan Holdings Ltd	31	(45)
	771	786

27 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A compliance officer monitors group compliance with regulatory requirements as well as investment mandates. This function, together with the risk management committee, addresses these pervasive requirements and monitors practices of best corporate governance.

The more important financial risks to which the group is exposed and the ways in which they are managed are described below.

SHAREHOLDERS' AND POLICYHOLDERS' RISKS

Matching of assets to liabilities

Mismatch risk is the risk that the liabilities to policyholders are not matched with appropriate types of assets.

Assets and liabilities are stated at fair value in the financial statements. Assets are valued at fair value as disclosed in the accounting policies on pages 79 to 84 while liabilities are valued in accordance with the assumptions set out in the actuarial valuation bases on pages 85 and 86 of these financial statements.

The Metropolitan Holdings investment committee is responsible for establishing and monitoring investment mandates for the group. The Metropolitan Holdings group matches its assets and liabilities where it believes that this is the most appropriate course of action, for example, for linked business and for guaranteed endowments and annuity business.

The mandate given to Metropolitan Asset Managers in respect of the assets backing the excess and the non-linked liabilities is to invest these according to the "house view", with the intention of maximising return having due regard to the risk involved.

The policy gives rise to the type of "mismatching" that should, in the longer term, enhance profitability. The Metropolitan Holdings group, however, adopts a conservative approach to this "mismatch" and does not recognise these expected higher returns when calculating the embedded value and the financial soundness value.



27 **FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)**

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation and cause the group to incur a financial loss.

Fair values of investments may be affected by the creditworthiness of the issuer of securities. The credit risk exposure policy is formally defined such that the exposure to any institution in which the group has placed deposits, or to which it has credit risk exposure, is limited to the lower of 25% of the institution's shareholders' funds, 2.5% of the group's assets at market value and 2.5% of the institution's total assets. For institutions with an "A" category credit rating by Metropolitan Holdings, the limits are 50% of the institutions' shareholders' funds, 5% of the group's assets at market value and 5% of the institutions' total assets. Where the group has strong collateral in respect of its exposure to the institution (ie immediately convertible to cash even though the institution may already be in curatorship or under liquidation), the exposure is reduced by this collateral to determine whether the group is within the limits as set out above.

Currency risk

Currency risk is the risk that the rand value of a financial instrument, as in the case of investment assets, will fluctuate due to changes in foreign exchange rates.

The group has unit trusts and cash invested offshore which are denominated in foreign currency. These investments were made for the purpose of obtaining a favourable international exposure to foreign currency and to investment value fluctuations in terms of investment mandates.

The following assets and liabilities denominated in foreign currencies are included in the group balance sheet. Assets and liabilities denominated in Kenyan shillings are not material to the group and have therefore been excluded from the risk profile below. The group also has assets and liabilities denominated in Namibian dollar and Lesotho maluti. These currencies currently convert on a 1:1 basis and are therefore not part of the currency risk of the group.

31 December 2004	Pula Rm	£ Rm	US $ Rm	Euro Rm	Total Rm
Investment assets	296	187	3 062	92	3 637
Equities	71	186	2 309	68	2 634
Gilts	118	-	599	2	719
Funds on deposit	107	1	154	22	284
Other non-current assets	1	-	-	-	1
Current assets	65	-	-	-	65
	362	187	3 062	92	3 703
Non-current liabilities	(343)				(343)
Current liabilities	(62)				(62)
	(405)				(405)

31 December 2003	Pula Rm	£ Rm	US $ Rm	Euro Rm	Total Rm
Investment assets	179	125	2 788	320	3 412
Equities	64	111	1 973	8	2 156
Gilts	58	-	634	-	692
Funds on deposit	57	14	181	312	564
Other non-current assets	6	-	-	-	6
Current assets	79	-	-	-	79
	264	125	2 788	320	3 497
Non-current liabilities	(209)				(209)
Current liabilities	(59)				(59)
	(268)				(268)

Equity risk

Equity risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the market place.

Equity investments are made on behalf of policyholders, shareholders and investment clients. Equities are reflected at market values, which are susceptible to fluctuations. The stock selection and investment analysis process is supported by a well-developed research function.

Hedging

Under no circumstances are derivative contracts entered into purely for speculative purposes. All hedging transactions are to hedge the exposure to changes in the fair value of recognised assets or liabilities.

The derivative position of the group is set out below. In the majority of the derivative contracts the positive and negative positions are with the same counter party. The derivative position is therefore not disclosed on the face of the balance sheet.

	Market value 2004		Market value 2003	
	Positive Rm	Negative Rm	Positive Rm	Negative Rm
OTC options				
Single equity	-	-	23	(41)
Equity index	7	(89)	71	(66)
Exchange traded options				
Single equity	74	(36)	1	(11)
Equity index	7	-	296	(124)
Exchange traded futures				
Equity index	29	-	-	-
	117	(125)	391	(242)

Maturity profile	0 to 1 year Rm	1 to 5 years Rm	> 5 years Rm	Total Rm
31 December 2004				
OTC options				
Equity index	-	(32)	(50)	(82)
Exchange traded options				
Single equity	-	7	-	7
Equity index	38	-	-	38
Exchange traded futures				
Equity index	29	-	-	29
	67	(25)	(50)	(8)



27 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Maturity profile	0 to 1 year Rm	1 to 5 years Rm	> 5 years Rm	Total Rm
31 December 2003				
OTC options				
Single equity	(18)	-	-	(18)
Equity index	55	(23)	(27)	5
Exchange traded options				
Single equity	(10)	-	-	(10)
Equity index	129	43	-	172
	156	20	(27)	149

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in interest rates.

Changes in market interest rates have a direct effect on the contractually determined cash flows associated with floating rate financial assets and financial liabilities, and on the fair value of other investments. Fair values of fixed maturity investments included in the group's investment portfolios are subject to changes in prevailing market interest rates. Additionally, relative values of alternative investments and the liquidity of the instruments invested in could affect the fair value of interest rate linked investments. The ongoing assessment by an investment research team of market expectations within the South African interest rate environment drives the process of asset allocation in this category.

The following assets held by the group will be affected by changes in market interest rates. Other interest bearing investments are excluded from this profile as they can mature at any given time. These instruments could therefore be included in the first maturity period disclosed below.

	0 to 3 years Rm	3 to 7 years Rm	7 to 12 years Rm	>12 years Rm	Total Rm
31 December 2004					
Interest bearing instruments	1 203	2 378	1 747	2 974	8 302
Income unit trusts					1 555
					9 857
Consisting of					
Government stock					4 319
Stock of and loans to other public bodies					5 538
					9 857

	0 to 3 years Rm	3 to 7 years Rm	7 to 12 years Rm	>12 years Rm	Total Rm
31 December 2003					
Interest bearing instruments	906	2 909	1 683	1 944	7 442
Income unit trusts					922
					8 364
Consisting of					
Government stock					3 905
Stock of and loans to other public bodies					4 459
					8 364

Property risk

Property risk is the risk that the value of the investment properties will fluctuate as a result of changes in the rental environment.

Property investments are made on behalf of policyholders and shareholders and are all reflected at market value. Diversification in property type, geographical location and tenant exposure are all used to reduce this risk.

Scrip lending

The group is authorised to lend scrip and bonds up to a maximum of 60% of its specific holdings in each instrument and was engaged in scrip lending in respect of 6.9% (2003: 3.3%) of its listed equities and 6.8% (2003: 20.8%) of its bonds as at the year-end. As at year-end, the group had securities with a market value of R1 227 million (2003: R1 265 million) on loan with appropriately accredited institutions. Fees received from scrip lending activities are included in investment return in the income statement.

POLICYHOLDERS' RISKS

Capital adequacy

The group must maintain a capital balance that will be at least sufficient to meet obligations in the event of substantial deviations from the main risk assumptions affecting the group's business. These capital adequacy requirements are determined according to the generally accepted actuarial principles in terms of the guidelines issued by the Actuarial Society of South Africa. At 31 December 2004 the minimum capital adequacy requirement for insurance and investment business was covered 3.4 times (2003: 2.9 times).

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Focus on this risk has been exacerbated by the high HIV/AIDS incidence, which is already having a significant impact on mortality rates in the industry. Procedures to monitor, manage and report on underwriting risks include:

- the re-insurance of all risk-related liabilities in excess of specified monetary or impairment limits
- the evaluation against established standards of all applications for risk cover in excess of specified limits by experienced underwriters
- the regular review of premium rates, guarantees and other policy conditions
- the issue of the annual statutory actuary report on the actuarial soundness of the premium rates in use and the profitability of the business, taking into consideration the reasonable benefit expectations of policyholders.



SHADES AND HUES
SIMPLE BLUES
WE COMPILE THE SHEETS
AND DRAW THE STATEMENTS
STEPPING BACK WE SEE
THE BIGGER PICTURE



	2004 Rm	2003 Rm	Notes
ASSETS			
Non-current assets			
Investment assets	**7 365.9**	5 596.2	
Equities	**730.8**	795.2	2
Loans	**59.7**	48.8	
Funds on deposit and other money market instruments	**839.8**	236.2	
Interest in subsidiaries	**5 735.6**	4 516.0	3
Tangible assets	**0.5**	0.5	4
Current assets	**4.7**	6.6	
Receivables	**-**	1.6	
Cash and cash equivalents	**4.7**	5.0	
Total assets	**7 371.1**	5 603.3	
EQUITY AND LIABILITIES			
Capital and reserves	**6 343.8**	5 567.5	
Ordinary share capital	**-**	-	5
Equity component of convertible redeemable preference shares	**-**	-	5, 8
Share premium	**1 814.4**	2 540.0	5
Distributable reserve	**4 529.4**	3 027.5	
Non-current liabilities	**187.2**	21.0	
Deferred tax	**41.9**	21.0	6
Liability component of convertible redeemable preference shares	**145.3**	-	8
Current liabilities	**840.1**	14.8	
Accounts payable	**5.7**	5.6	
Shareholders for capital reduction	**780.4**	-	
Liability component of convertible redeemable preference shares	**41.4**	-	
Tax	**10.8**	7.0	9
Provision for liabilities and charges	**1.8**	2.2	10
Total equity and liabilities	**7 371.1**	5 603.3	

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004 Rm	2003 Rm	Notes
Investment return	1 949.7	802.5	11
Finance charge	(3.9)	-	8
Administration expenses	(41.7)	(34.4)	12
Income before tax	1 904.1	768.1	
Tax	(43.4)	(35.9)	13
Earnings	1 860.7	732.2	
Dividend per share (cents)			
Interim	20.50	18.00	
Final - declared 8 March 2005	31.50	25.00	
	52.00	43.00	

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2004

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Total Rm
Balance at 31 December 2002	-	2 463.5	2 580.2	5 043.7
Shares issued to share schemes	-	78.9		78.9
Shares repurchased and cancelled	-	(2.4)		(2.4)
Earnings			732.2	732.2
Dividend paid			(284.9)	(284.9)
Balance at 31 December 2003	-	2 540.0	3 027.5	5 567.5
Preference shares issued	-	355.9		355.9
Preference share issue costs		(6.1)		(6.1)
Ordinary shares issued	-	-		-
Shares repurchased and cancelled	-	(295.0)		(295.0)
Capital reduction		(780.4)		(780.4)
Earnings			1 860.7	1 860.7
Dividend paid			(358.8)	(358.8)
Balance at 31 December 2004	-	1 814.4	4 529.4	6 343.8

	2004 Rm	2003 Rm	Notes
Cash flow from operating activities			
Profit before tax	1 904.1	768.1	
Non-cash items	(1 903.5)	(760.6)	14.1
Working capital changes			
Receivables	1.6	(1.6)	
Accounts payable	0.1	2.2	
Provision for liabilities and charges	(0.4)	0.5	
Cash flow from operations	1.9	8.6	
Tax	(18.7)	(22.1)	14.2
Dividend paid	(358.8)	(284.9)	
Net cash outflow from operating activities	(375.6)	(298.4)	
Cash flow from investing activities			
Equities	259.4	(10.4)	
Loans	0.6	3.0	
Interest in subsidiaries	481.4	311.8	
Tangible assets	(0.1)	(0.3)	
Net cash inflow from investing activities	741.3	304.1	
Cash flow from financing activities			
Ordinary shares issued	-	78.9	
Preference share issue cost	(6.1)	-	
Preference shares issued	538.7	-	
Shares repurchased and cancelled	(295.0)	(2.4)	
Net cash inflow from financing activities	237.6	76.5	
Net cash flow	603.3	82.2	
Cash resources and funds on deposit at beginning	241.2	159.0	
Cash resources and funds on deposit at end	844.5	241.2	14.3

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The basis of preparation and accounting policies of the company are the same as that of the group as set out on pages 79 to 84.

	2004 Rm	2003 Rm
2 EQUITIES		
Local listed shares	730.8	702.4
Local unit trusts	-	92.8
	730.8	795.2

A schedule of equity investments is available for inspection at the company's registered office.

Sector composition of listed equity investments	%	%
Basic industries	1.9	1.2
Cyclical consumer goods	3.2	3.2
Cyclical services	12.1	10.7
Financials	24.3	24.2
General industrials	4.1	3.5
Information technology	0.7	0.8
Non-cyclical consumer goods	7.3	4.6
Non-cyclical services	28.1	26.6
Resources	18.0	25.2
Specialist securities	0.3	-
	100.0	100.0

	2004		2003	
Five largest equity holdings	%	Rm	%	Rm
MTN Group Ltd	25.8	188.7	22.9	182.3
Anglo American Plc	6.2	44.9	6.4	51.1
Standard Bank Group Ltd	4.3	31.5	4.5	35.8
SABMiller Plc	3.7	27.3	*	*
FirstRand Ltd	3.7	27.1	*	*
Billiton Plc	*	*	5.1	40.5
Investec Ltd - Preference shares	*	*	3.4	27.1
	43.7	319.5	42.3	336.8

** Not included in five largest equity holdings for year.*

	2004 Rm	2003 Rm
3 INTEREST IN SUBSIDIARIES		
Equity valuation of subsidiaries	5 522.3	4 191.5
Indebtedness by subsidiaries	213.3	324.5
Total interest in subsidiary companies	5 735.6	4 516.0

Details of interest in subsidiaries are reflected in annexure 1.



		2004 Rm	2003 Rm
4	**TANGIBLE ASSETS**		
	Cost	**0.6**	0.5
	Accumulated depreciation	**(0.1)**	-
	Carrying amount	**0.5**	0.5
	Opening carrying amount	**0.5**	0.2
	Additions	**0.1**	0.3
	Depreciation charge	**(0.1)**	-
	Closing carrying amount	**0.5**	0.5

Tangible assets comprise furniture and computer equipment.

5 SHARE CAPITAL

Details of share capital are disclosed in note 10 of the group annual financial statements on page 94.

		2004 Rm	2003 Rm
6	**DEFERRED TAX**		
	The following amounts are disclosed in the balance sheet		
	Deferred tax asset - accruals, provisions and tax credits	**0.9**	1.0
	Deferred tax liability - capital gains tax	**(42.8)**	(22.0)
		(41.9)	(21.0)
	The movements in deferred tax are as follows		
	At beginning of year	**(21.0)**	(8.5)
	Capital gains tax	**(20.8)**	(13.0)
	Accruals, provisions and tax credits	**(0.1)**	0.5
	At end of year	**(41.9)**	(21.0)

7 BORROWINGS

The company provides third party finance arrangements for employees to assist them in the purchase of motor vehicles. These lease agreements have been classified as finance leases according to AC105 - Leases. All rights and obligations under these agreements are transferred to the employees; therefore the company has not recognised the liability or the asset. The monthly rental is treated as a staff cost to the company. The outstanding balance as at year-end was R242 000.

8 CONVERTIBLE REDEEMABLE PREFERENCE SHARES

Details of the convertible redeemable preference shares are disclosed in note 13 of the group annual financial statements on page 99.

		2004 Rm	2003 Rm
9	**TAX**		
	South African normal tax		
	Opening balance	**7.0**	5.7
	Charged to income statement	**16.0**	8.8
	Additional provisions	**16.3**	8.8
	Unused amounts reversed	**(0.3)**	-
	Paid during year	**(12.2)**	(7.5)
	Closing balance	**10.8**	7.0

		2004 Rm	2003 Rm
10	**PROVISION FOR LIABILITIES AND CHARGES**		
	Provisions comprise of		
	Annual leave pay	1.8	2.2
	Opening balance	2.2	1.7
	Charged to income statement	(0.1)	0.5
	Additional provisions	-	0.5
	Unused amounts reversed	(0.1)	-
	Paid during year	(0.3)	-
	Closing balance	1.8	2.2
11	**INVESTMENT RETURN**		
	Dividends received - listed equities	20.7	17.5
	Interest received	24.8	24.4
	Realised and unrealised capital appreciation	1 904.2	760.6
	Investment assets	203.1	140.5
	Subsidiaries	1 701.1	620.1
		1 949.7	802.5
12	**ADMINISTRATION EXPENSES**		
	Directors' emoluments	10.5	8.1
	Executive - annual package	7.7	5.6
	Non-executive - fees for service	2.8	2.5
	Directors' fees paid by subsidiaries	(2.4)	(2.0)
	Auditors' remuneration	0.5	0.3
	Consulting fees	1.6	2.8
	Depreciation - tangible assets	0.1	-
	Interest paid	0.3	-
	Management fee - asset management	3.0	2.5
	- related party charges	0.9	0.6
	Marketing costs	2.1	1.0
	Other expenses	11.6	9.0
	Other South African taxes	3.4	3.7
	Staff costs	10.1	8.4
		41.7	34.4
	Staff costs		
	Salaries	7.6	6.4
	Defined contribution retirement fund	0.9	0.7
	Training costs	0.6	0.3
	Other	1.0	1.0
		10.1	8.4

		2004 Rm	2003 Rm
13	**TAX**		
	South African tax		
	Normal - current year	16.3	8.8
	- prior year	(0.3)	-
	Deferred tax - current year	20.9	12.5
	Secondary tax on companies	6.5	14.6
		43.4	35.9
	Normal tax for the year as a % of interest received less related costs	30.0	30.0
14	**NOTES TO THE CASH FLOW STATEMENT**		
14.1	**Non-cash items**		
	Realised and unrealised capital appreciation	(1 904.2)	(760.6)
	Finance charge	3.9	-
	Depreciation	0.1	-
	Market value adjustments to cash items	(3.3)	-
		(1 903.5)	(760.6)
14.2	**Tax paid**		
	Due at beginning	(28.0)	(14.2)
	Charged and provided	(43.4)	(35.9)
	Due at end	52.7	28.0
		(18.7)	(22.1)
14.3	**Cash resources and funds on deposit**		
	Funds on deposit and other money market instruments	839.8	236.2
	Bank balances	4.7	5.0
		844.5	241.2

15 RELATED PARTY TRANSACTIONS

15.1 Holding company

Metropolitan Holdings Limited is the holding company of the Metropolitan Holdings group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile on page 125.

15.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All the transactions with directors are disclosed in the corporate governance report on pages 44 to 46.

15.3 Transactions with subsidiaries

Certain subsidiaries carry out administration activities for the company. These activities are concluded at arm's length.

16 CAPITAL COMMITMENTS

	2004 Rm	2003 Rm
Authorised and contracted	-	244

The commitment in 2003 was in respect of the acquisition of Metropolitan Holdings Limited shares held by New Africa Investments Limited.

17 CONTINGENT LIABILITIES

In terms of the staff share scheme trust, Metropolitan Holdings Limited has guaranteed any shortfall due to Metropolitan Life Limited, the funder of the trusts, at the termination thereof. At 31 December 2004 the company had an exposure of R221 000 in terms of this guarantee (31 December 2003: R50 million). This amount was determined by using the actual loan value and the ruling market price of the underlying shares at 31 December 2004.

18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Details of financial instruments and risk management are reflected in note 27 of the group annual financial statements on pages 109 to 113. The more important financial risks to which the company is exposed are credit risk, equity risk and interest rate risk.

	Issued share capital Rm	Directors' valuation 2004 Rm	Indebtedness by/(to) subsidiaries 2004 Rm	Directors' valuation 2003 Rm	Indebtedness by/(to) subsidiaries 2003 Rm
Life insurance subsidiaries					
Metropolitan Life Ltd	624	4 638	(31)	3 637	45
Metropolitan Odyssey Ltd	35	257		199	
Metropolitan International Ltd	40	95		94	
Metropolitan Life (Namibia) Ltd	52	210		149	
Metropolitan of Botswana Ltd	27	70		58	
Metropolitan Lesotho Ltd	120	165		3	
Asset management subsidiaries					
Metropolitan Asset Managers Ltd *		29		14	
Metropolitan Collective Investments Ltd	13	45		38	
Investment subsidiaries *		-		-	
Health administration					
Metropolitan Health Holdings (Pty) Ltd *		14	244	-	279
		5 523	213	4 192	324
Indebtedness by subsidiaries		213		324	
Total interest in subsidiary companies		5 736		4 516	

The subsidiaries are all wholly owned (100%) except for:

> Metropolitan Life (Namibia) Ltd (31 December 2004: 80.9%, 31 December 2003: 78.7%)
> Metropolitan Life of Botswana Ltd (31 December 2004: 75.8%, 31 December 2003: 75%)
> Metropolitan Health Corporate (Pty) Ltd (98.5%), which is the operating subsidiary of Metropolitan Health Holdings (Pty) Ltd

The subsidiaries are all situated in South Africa except for:

> Metropolitan Life (Namibia) Ltd, which is incorporated in Namibia
> Metropolitan Life of Botswana Ltd, which is incorporated in Botswana
> Metropolitan Lesotho Ltd, which is incorporated in Lesotho

The aggregate amount of income after tax, before goodwill derived from subsidiaries, is R1 592 million (2003: R967 million).

No losses were incurred during 2004. The aggregate amount of losses after tax, before goodwill derived from subsidiaries, was R7 million in 2003.

The indebtedness of R31 million to Metropolitan Life Ltd originated in the normal course of business and was repaid in January 2005.

** The issued share capital of these companies is less than R1 million.*

SHAREHOLDERS' PROFILE

SHAREHOLDER	Number of shareholders	% of issued share capital	Shares held (million)*
Non-public			
Directors (excluding shares in staff share scheme)	6	0.1	1
Management (excluding shares in staff share schemes)	32	0.3	2
Staff share scheme members - unlisted	1 503	8.5	63
Staff share scheme members - listed	2 676	1.2	9
Group policyholders' funds	1	3.7	27
Kagiso Trust Investments (Pty) Ltd - preference shares	1	10.3	76
Public			
Private investors	5 755	3.9	30
Pension funds and medical schemes	261	30.0	221
Collective investment schemes and mutual funds	185	17.9	132
Banks and insurance companies	279	24.1	178
Total	10 699	100.0	739

51 million shares (6.9%) are held by foreign investors (2003: 38 million shares (5.4%)).

SIZE OF SHAREHOLDING	Number of shareholders	% of total shareholders	Shares held (million)*	% of issued share capital
1 - 5 000	8 181	76.4	7	0.9
5 001 - 10 000	586	5.4	5	0.7
10 001 - 50 000	1 023	9.6	26	3.5
50 001 - 100 000	372	3.5	26	3.5
100 001 - 1 000 000	434	4.1	130	17.6
1 000 001 and more	103	1.0	545	73.8
Total	10 699	100.0	739	100.0

BENEFICIAL OWNERS

	Shares held (million)*	% of issued share capital
Public Investment Commissioner (SA)	89	12.0
Kagiso Trust Investments (Pty) Ltd - preference shares	76	10.3
Staff - Metropolitan Holdings group	74	10.0
Sanlam Ltd	74	10.0
Liberty Life Association of Africa	38	5.1
Group policyholders' funds	27	3.7
Investment Solutions	24	3.3
Total	402	54.4

Pursuant to the provisions of section 140A of the Companies Act of 1973 as amended, beneficial shareholdings exceeding 3% in aggregate, as at 31 December 2004, are disclosed.

* *Issued share capital excludes 41 million treasury shares held by Metropolitan Life Limited.*

	2004	2003	2002	2001
Value of listed shares traded (rand million) *	**2 049**	994	1 652	2 472
Volume of listed shares traded (million) *	**250**	165	246	273
Shares traded (% of average listed shares in issue)	**37.8**	24.4	36.7	40.2
Value of shares traded - life insurance (J084 / IX42 - rand billion)	**47.3**	40.8	42.9	40.1
Value of shares traded - top 40 index (J200 / FI01 - rand billion)	**829.8**	635.4	684.1	504.9
Trade prices (cents per share)				
Highest	**1 100**	750	902	1 060
Lowest	**680**	470	485	650
Last sale of year (31 December)	**1 090**	685	610	800
Percentage change during year	**59.12**	12.30	(23.75)	(18.28)
Percentage change - life insurance sector (J084)	**36.04**	0.45	(18.04)	(15.69)
Percentage change - top 40 index (J200)	**20.11**	9.37	(14.13)	28.41
31 December				
Price / core headline earnings ratio	**12.24**	11.03	11.59	15.24
Dividend yield % (dividend on listed shares)	**4.77**	6.28	6.23	4.38
Dividend yield - top 40 index (J200)	**2.49**	3.02	3.37	2.56
Total shares issued (million)				
Listed on JSE	**641**	678	676	667
Ordinary shares	**632**	668	669	661
Share incentive scheme	**9**	10	7	6
Unlisted	**63**	70	59	33
Share purchase scheme	**63**	70	59	33
Total ordinary shares in issue ◊	**704**	748	735	700
Treasury shares held by a subsidiary company	**(41)**	(41)	(41)	-
Adjustment to staff share scheme shares †	**(53)**	(55)	(47)	(18)
Share incentive scheme	**(5)**	(5)	(5)	(3)
Share purchase scheme	**(48)**	(50)	(42)	(15)
Number of shares in issue §	**610**	652	647	682
Adjustment to staff share schemes	**53**	55	47	18
Convertible redeemable preference shares	**76**	-	-	-
Total shares in issue after treasury shares #	**739**	707	694	700
Market capitalisation at year-end (rand billion) #	**8.06**	4.84	4.23	5.60
Percentage of life insurance sector	**7.05**	5.96	5.27	n/a

* *2004 is net of 44 million shares acquired for R293 million, 2002 is net of 33 million shares acquired for R260 million and 2001 is net of 28 million shares acquired for R234 million; all as part of a share buy-back programme.*

§ Weighted average number of shares in issue referred to in note 20 is calculated on this number of shares in issue.

◊ Diluted weighted number of shares in issue referred to in note 20 is calculated on this number of shares in issue.

The market capitalisation is calculated on the total shares in issue after treasury shares.

† These shares have been issued since 1 January 2001, the date on which the group adopted AC133. These shares do not comply with the derecognition rules as set out in AC133 and are therefore reversed on consolidation.

FINANCIAL YEAR-END		31 December
Reporting	Interim results	8 September 2004
	Announcement of year-end results	9 March 2005
	Annual report published	March 2005
	Annual general meeting	18 May 2005
Dividends	**Interim**	
	Declared	7 September 2004
	Last day to trade	23 September 2004
	Record date	27 September 2004
	Paid	4 October 2004
	Final	
	Declared	8 March 2005
	Last day to trade	23 March 2005
	Record date	1 April 2005
	Paid	4 April 2005

NOTICE OF THE FOURTH ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the fourth annual general meeting of the shareholders of the company will be held at 14h00 on Wednesday, 18 May 2005 in the auditorium at Parc du Cap 7, Mispel Road, Bellville, Cape Town for the following business:

- to receive and adopt the annual financial statements of the company for the financial year ended 31 December 2004
- to transact such other business as may be transacted at an annual general meeting
- to consider and, if deemed fit, to pass the following special and ordinary resolutions, with or without modifications:

SPECIAL RESOLUTION NUMBER 1 - GENERAL APPROVAL OF SHARE BUY-BACK

It is proposed that the company renew its general approval for a share buy-back with the following special resolution:

"Resolved that the board of directors of the company and of any subsidiary of the company be and are hereby authorised by way of a general approval to repurchase shares issued by the company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the listings requirements of the JSE Securities Exchange South Africa ("the listings requirements") and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the company;
- the general repurchase by the company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the company of shares in the company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the volume weighted average traded price of the company's ordinary shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the company and the counter party;
- at any time, the company shall only appoint one agent to effect any acquisitions on the company's behalf in terms of this general approval;
- any such acquisitions of the company's shares shall be announced when an aggregate of 3% of the initial number of shares has been purchased and for each 3% in aggregate of the initial number of shares acquired thereafter;
- the company may only undertake an acquisition if, after such acquisition, it still complies with the shareholder spread requirements contained in the listings requirements;
- the company or its subsidiaries may not acquire the company's shares during a prohibited period."

GENERAL INFORMATION

Information relating to:

- the directors and management of the company can be found on pages 6 and 36 to 37 of the annual report accompanying this notice
- the major shareholders of the company can be found on page 125 of the report
- the directors' interests in the company can be found on pages 44 and 45 of the report
- the share capital of the company can be found on page 94 of the report
- any litigation can be found on page 108 of the report.

DIRECTORS' STATEMENT

The directors of the company are of the opinion that, if the company were to enter into such a maximum repurchase during the period that the authority is valid, the requirements of s85(4) of the Companies Act will have been met and that:

- the company, and the company and its subsidiaries ("the group") will be able to pay its debts as they become due in



the ordinary course of business for a period of 12 months after the date of this notice;

> the consolidated assets of the company and the group, fairly valued, will be in excess of the consolidated liabilities of the company for a period of 12 months after the date of this notice. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the company;
> the ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice;
> the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice.

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 1

The reason for and effect of special resolution number 1 is to grant the board of directors of the company a general authority in terms of the Companies Act for the acquisition by the company or any subsidiary of the company's shares. Such general authority will provide the board with the flexibility, subject to the requirements of the Companies Act and the JSE Securities Exchange South Africa ("the JSE"), to acquire the company's shares should it be in the interests of the company. This general authority shall be valid until its variation or revocation by special resolution at any subsequent general meeting of the company, provided that the general authority shall not be extended beyond 15 months from the date of passing of this special resolution.

SPECIAL RESOLUTION NUMBER 2 - SPECIFIC APPROVAL OF SHARE BUY-BACK

"Resolved that the board of directors of the company be and is hereby authorised by way of a specific approval in terms of s85 of the Companies Act to repurchase, at a price equal to the volume weighted average traded price of the company's ordinary shares on the JSE over the 30 day period ending on the date of the meeting, the treasury shares held by its wholly owned subsidiary, Metropolitan Life Limited ("Metlife"), being 40 690 146 ordinary shares acquired by Metlife from the company in terms of s89 of the Companies Act ("the treasury shares"), subject always to the provisions

DIRECTORS' STATEMENT

The directors have considered the effect of the specific repurchase and are of the opinion that the requirements of s85(4) of the Companies Act have been met and that:

> the company and the group will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of this notice;
> the consolidated assets of the company and the group, fairly valued, will be in excess of the consolidated liabilities of the company for a period of 12 months after the date of this notice. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the company;
> the ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice;
> the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice.

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 2

The reason for and effect of special resolution number 2 is to grant the board of directors of the company a specific authority in terms of the Companies Act to acquire the treasury shares from Metlife so that the shares can be cancelled as issued shares and be restored to authorised share capital. These shares have effectively been sterilised since acquisition by Metlife as prescribed by the Companies Act as well as the JSE. They are, however, still listed on the JSE and in order to clean up the structure, reduce the holding costs and eliminate confusion, the company believes that it is appropriate to buy these shares and cancel them. There will be no impact on the group results as these shares are eliminated when calculating such results.

ORDINARY RESOLUTION NUMBER 1 - APPROVAL OF FINANCIAL STATEMENTS

"Resolved that the company hereby receives and adopts the annual financial statements of the company for the financial year ended 31 December 2004, including the

ORDINARY RESOLUTION NUMBER 2 - APPROVAL OF DIRECTORS' REMUNERATION

"Resolved that the company hereby confirms the remuneration paid to the directors for services rendered during the financial year ended 31 December 2004, as recorded in the financial statements."

ORDINARY RESOLUTION NUMBER 3 - APPOINTMENT OF AUDITORS

"Resolved that PricewaterhouseCoopers be and is hereby appointed as the auditors of the company from the conclusion of this annual general meeting until the conclusion of the next annual general meeting of the company."

ORDINARY RESOLUTION NUMBER 4 - AUDITORS' REMUNERATION

"Resolved that the company hereby authorises the directors to fix the remuneration of the auditors."

ORDINARY RESOLUTION NUMBER 5 - RE-ELECTION OF DIRECTORS APPOINTED BY DIRECTORS

"Resolved that the following directors, having offered themselves for re-election, be and are hereby re-elected as directors of the company with immediate effect in accordance with the articles of association of the company and by separate resolution:

5.1 Ms F Jakoet
5.2 Ms S N Mabaso
5.3 Mr E Molobi
5.4 Ms B Ndamase
5.5 Mr M J N Njeke.

A brief curriculum vitae for each of the above directors is available on request.

ORDINARY RESOLUTION NUMBER 6 - RETIREMENT BY ROTATION AND RE-ELECTION OF DIRECTORS

"Resolved that, as at least one third of the directors are required to retire by rotation as directors of the company at this annual general meeting in accordance with the articles of association of the company, the following directors, having offered themselves for re-election, be and are hereby re-appointed as directors of the company with immediate effect and by separate resolution:

6.1 Mr N Z Buthelezi
6.2 Mr P C Lamprecht
6.3 Mr J E Newbury
6.4 Mr J C van Reenen.

A brief curriculum vitae for each of the above directors is available on request.

ORDINARY RESOLUTION NUMBER 7 - AUTHORITY TO ISSUE SHARES FOR SHARE INCENTIVE SCHEMES

"Resolved that, subject to the provisions of the Companies Act, seven million of the unissued ordinary shares of the company be placed under the control of the directors who are hereby authorised to allot and issue such shares for the purpose of the Metropolitan Staff Share Purchase Trust and the Metropolitan Share Incentive Trust, provided that:

- the total shareholding of such trusts shall not exceed the current limits of 10% and 5% respectively of the total issued share capital of the company; and
- the authority to allot and issue shares shall only be valid until the next annual general meeting of the company."

ORDINARY RESOLUTION NUMBER 8 - AUTHORITY FOR CAPITAL REDUCTION

"Resolved that the directors of the company be and are hereby authorised, by way of a general authority, to distribute to shareholders of the company any share capital and reserves of the company in terms of section 90 of the Companies Act, article 100 of the articles of association of the company and in terms of the listings requirements, it being recorded that the listings requirements currently require, inter alia, that the company may make a general distribution of share capital only if:

- the general authority shall be valid until the next annual general meeting of the company, provided that it shall not extend beyond 15 months from the passing of this ordinary resolution; and
- any general distribution by the company shall not exceed 20% of the company's issued share capital and reserves but excluding minority interests."

DIRECTORS' STATEMENT

The directors undertake that the company will not enter into a transaction to distribute share capital and/or reserves during the period that the authority is valid unless:

- the company and the group will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of this notice;

- the consolidated assets of the company and the group, fairly valued, will be in excess of the consolidated liabilities of the company for a period of 12 months after the date of this notice. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the company;
- the ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice;
- the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice.

REASON AND EFFECT

The reason for and effect of ordinary resolution number 8 is to grant the board of directors of the company a general authority in terms of the Companies Act for the distribution of share capital to its shareholders. The general authority will provide the board with the flexibility, subject to the requirements of the Companies Act and the JSE, to distribute any surplus share capital of the company to its shareholders should the directors believe that, taking into account the circumstances of the company at the time, such a distribution is appropriate.

This general authority shall be valid until its variation or revocation by ordinary resolution at any subsequent general meeting of the company, provided that the general authority shall not be extended beyond 15 months from the date of passing of this special resolution.

EXCHANGE CONTROL

In terms of the exchange control regulations of South Africa, the following will apply to shareholders of the company whose registered addresses are outside the common monetary area:

1. Emigrants from the common monetary area

Amounts paid from share capital and reserves to shareholders of the company are not freely transferable from South Africa to emigrants and must be dealt with in terms of the exchange control regulations of South Africa. If the company decides to make a distribution in terms of ordinary resolution number 8, payments to certificated shareholders who are emigrants will be made by cheque, and will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the emigrant's blocked assets. The enclosed form of proxy makes provision for details to be given of the authorised dealer concerned.

If certificated emigrant shareholders of the company do not provide the name of an authorised dealer, the amount concerned will be held on deposit in a non-interest-bearing account under the control of the transfer secretaries, who will complete the transaction on behalf of the shareholders concerned.

All central securities depository participants and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the exchange control regulations of South Africa set out above.

2. All other non-residents of the common monetary area

If the company decides to make a distribution in terms of ordinary resolution number 8, the rand consideration due to certificated non-resident, non-emigrant shareholders will be freely transferable to such shareholders provided that the rand consideration may only be paid to the credit of a non-resident account with an authorised bank in South Africa. The enclosed form of proxy makes provision for details to be given of such shareholder's non-resident account with an authorised bank.

Where such a certificated shareholder does not have an authorised bank in South Africa, a cheque will be posted, at the risk of the shareholder, to the address of the shareholder in the share register at the record date.

All central securities depository participants and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the exchange control regulations of South Africa set out above.

ORDINARY RESOLUTION NUMBER 9 - APPOINTMENT OF DIRECTOR OR THE COMPANY SECRETARY TO IMPLEMENT RESOLUTIONS

"Resolved that any one director of the company or the company secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the special and the ordinary resolutions proposed at this meeting."

VOTING AND PROXIES

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and on a poll to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the company. A form of proxy is enclosed for the convenience of any certificated or "own name" registered dematerialised shareholder who is unable to attend the annual general meeting, but who wishes to be represented thereat.

The form of proxy must be received at the transfer office of the company, Ultra Registrars (Pty) Ltd, 5th Floor, 11 Diagonal Street, Johannesburg (or PO Box 4844, Johannesburg, 2000), by not later than 14h00 on Monday, 16 May 2005.

Dematerialised shareholders, other than those with "own name" registration, who wish to attend the annual general meeting must inform their CSDP or broker of their intention to attend the meeting and must obtain the necessary authorisation from their CSDP or broker. Should such shareholders be unable to attend the annual general meeting but wish to be represented thereat, they must provide their CSDP or broker with their voting instructions. This must be done in the manner and time stipulated in terms of the agreement entered into between a shareholder and the CSDP or broker concerned.

On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board



Mrs B Gobodo-Mbomvu
Company secretary

8 March 2005
Bellville, Cape Town

Registered office
Parc du Cap 7
Mispel Road
Bellville 7530

Directors: E Molobi (chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann (executive), N Z Buthelezi, M J N Njeke, Prof W P Esterhuyse, P C Lamprecht, S A Muller, J E Newbury, M L Smith, Dr F A Sonn, J C van Reenen, A H Sangqu (alt)

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METROPOLITAN HOLDINGS LTD

Secretary and registered office
[illegible]ngiwe Gobodo-Mbomvu
Parc du Cap 7
Mispel Road, Bellville 7530

Investor relations
Nico Oosthuizen
Telephone: +27 21 940 6111
Fax: +27 21 940 6690
E-mail: noosthuizen@metropolitan.co.za

Company registration number
[illegible]/031756/06

American Depository Receipt
CUSIP: 592144109
Depository: Bank of New York

Postal address
P O Box 2212, Bellville 7535
South Africa
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

Internet address
http://www.metropolitan.co.za
E-mail: info@metropolitan.co.za

Sponsor – South Africa
Merrill Lynch

Transfer secretaries – South Africa
[illegible] Registrars (Proprietary) Limited
[illegible] Floor, 11 Diagonal Str, Johannesburg
P O Box 4844, Johannesburg 2000

Sponsor – Namibia
Simonis Storm Securities (Pty) Ltd

Transfer secretaries – Namibia
Transfer Secretaries (Pty) Ltd
Shop 8, Kaiserkrone Centre
Post Street Mall, Windhoek, Namibia
P O Box 2301, Windhoek

Auditors
PricewaterhouseCoopers Inc.

Share codes
JSE – MET
NSX – MTD
Abbreviated name – MET LTD

METROPOLITAN LIFE LTD

Reg no 1949/032491/06
Registered office
Parc du Cap 7
Mispel Road, Bellville 7530
Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370
http://www.metropolitan.co.za

BOARD OF DIRECTORS

Executive: D H Pead, A Sithole, P R Doyle
Non-executive: Eric Molobi – chairman
[illegible] Speckmann, W Coetzee, F W van Zyl,
J T M van den Hoven (resigned 01.01.04),
P C Lamprecht

METROPOLITAN LIFE (NAMIBIA) LTD

Reg no 89/327
R A V E Fouché – managing director
Postal address
P O Box 24324, Windhoek, Namibia
Telephone: +9264 61 239 140
Fax: +9264 61 248 191

METROPOLITAN LIFE OF BOTSWANA LTD

Reg no 96/1957
[illegible] Kgabi – managing director
Postal address
P O Box 41015, Gaborone, Botswana
Telephone: +9267 357 761
Fax: +9267 306 639

METROPOLITAN LESOTHO LTD

Reg no 2003/22
[illegible]hlele – managing director
Postal address
P O Box 645, Maseru 100
Telephone: +9266 22 323 970
Fax: +9266 22 317 126

METROPOLITAN ASSET MANAGERS LTD

Reg no 1943/016651/06
P L Morrall – managing director
Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 6001
Fax: +27 21 940 6970

METROPOLITAN HEALTH GROUP

Reg no 1999/027578/07
B L E Khan – chief executive
Postal address
P O Box 1242, Cape Town 8000
Telephone: +27 21 480 4511
Fax: +27 21 480 4759

METROPOLITAN ODYSSEY LTD

Reg no 1993/0072525/06
Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

METROPOLITAN

HOLDINGS LIMITED

